2008 Annual Report

*1858 ~ 2008 Celebrating 150 Years of Service*


ROCKVILLE FINANCIAL, INC.

***Past Experience...Current Innovation...Forward Thinking***





# ROCKVILLE FINANCIAL, INC.

P.O. Box 660, Rockville, CT 06066

President's Message

# ROCKVILLE FINANCIAL, INC.



Dear Customers, Employee and Shareholders,

This has been a complex year for all Americans. Our nation is going through unchartered territory, but we remain optimistic that an upturn is in sight.

I am pleased to report that Rockville Financial, Inc. has remained extremely solid during this turbulent time and our financial assets are safe and secure. In fact, the Bank enjoyed considerable growth in our total assets, especially for commercial and residential loans – in many cases, the percent of increase in dollars from 2007 was close to double the amount over the previous year.

Rockville Financial never actively engaged in 'sub-prime' lending and we have zero foreclosed properties. So, when financial firms across the nation took a portion of the $700 billion government bailout, Rockville Bank was not among them. We didn't need capital from the government to maintain our strength and our service to the community. And, in a time when many companies cut their dividends, Rockville Financial increased our dividend paid in 2008 to $.05 per share from $.04.

As you know, our investment portfolio performed below expectations last year, primarily due to write-downs on the preferred stock of Fannie Mae and Freddie Mac in 2008. The Bank's net loss was $1.6 million or $.09 per share. However, excluding these write-offs, Rockville Financial would have recorded 2008 pretax earnings of $12.3 million in 2008, $0.1 million less than the previous year.

Rockville Financial holds an "outstanding" Community Reinvestment Act rating, along with BauerFinancial's highest 5-Star Superior rating for financial strength and stability.

We attribute our success to vigilantly managed operations and to our loyal customers, businesses, employees, governance, communities, shareholders, and others. As a community bank, our top priority always has been on superior customer service, and it obviously is yours too.

For the year ending December 31, 2008, total assets grew by 15.5% to $1.5 billion and total deposits grew by 9.6% to $1.0 billion. Total net loans increased 15.7% to $1.3 billion. Our residential mortgages, construction and home equity loans grew by $79 million to $752 million while our commercial loans, comprised of real estate, construction and business, increased by $100 million to $541 million.

In June, Rockville Bank and The Savings Bank of Rockville (now one and the same) kicked off a yearlong celebration of 150 years of service to our communities that featured 25 community events in 2008 alone. We are carrying this historic, celebratory theme through the first half of 2009 in many ways. This includes weaving it into our employee volunteerism efforts, and the many worthy causes they support in our communities.

As we embarked on our journey into the next 150 years, it seemed most fitting that we broke ground last summer on construction of our newest branch, which is a model for the future. The Manchester office, opened in January 2009, is Connecticut's first bank branch with its entire property utilizing "Green" technology and engineering – indoors and outdoors. The office has registered with the U.S. Green Building Council (USGBC) and has applied for Silver LEED Certification. Environmentally friendly with "Green" workspaces and facilities, and "Green" landscaping and outdoor amenities, it is a sight to see and we invite you to come take a look.

For 150 years, our Bank has provided citizens and businesses in our communities with banking services. We survived two world wars, the Great Depression, the Savings and Loan crisis, and several stock market crashes, and we are as strong as ever today with 21 branches including three Big Y supermarket locations.

We continue to pursue growth, independence and other opportunities to maximize our future, and plan to be here to serve your lifetime financial service needs. Your continued confidence and your business are appreciated and we won't let you down.

Sincerely,

William J. McGurk
*President and Chief Executive Officer*

P.S. If you have any questions, comments, or concerns you can reach me at **WJMcGurk@rockvillebank.com**. I'll look forward to hearing from you.

***"Customer, Employee, and Community Partners for Life"***

## Board of Directors



**(Back, left to right)** Richard M. Tkacz, *President, Rich's Oil Service, Inc. and Comfort Heating, Inc.*; Michael A. Bars, *Vice Chairman of the Board, Partner, Kahan, Kerensky & Capossela*, LLP; Pamela J. Guenard, *Vice President, Don Brooks & Associates, Inc.;* Stuart E. Magdefrau, *Founding Partner, Magdefrau, Renner & Ciaffaglione LLC, CPAs;* Joseph F. Jeamel, Jr., *Chief Operating Officer.* **(Middle, left to right)** Peter F. Olson, *Owner, Ladd & Hall Co., Inc.;* Thomas S. Mason, *Former President and Treasurer, L. Bissell and Son, Inc.;* Rosemarie Novello Papa, *Chair, Board of Trustees, Eastern Connecticut Health Network;* Perry Chilberg, *Vice President, Majority Owner, Bergson Tire, Co., Inc.* **(Front, left to right)** William J. McGurk, *President and Chief Executive Officer;* Raymond H. Lefurge, Jr., Chairman of the Board, *President and Majority owner, Lefurge & Gilbert, PC, CPAs*; David A. Engelson, *Executive Director, Hockanum Valley Community Council, Inc.*

## Mission Statement

*"Our mission is to be Connecticut's Best Community Bank by providing superior customer service to individuals, families, professionals and businesses in our market area. We measure our success in terms of satisfied customers and pledge to maintain our independence to best serve our communities."*



**(Left to right)** Richard C. DiChiara, *Senior Vice President, Retail Banking Officer;* John T. Lund, *Senior Vice President, Chief Financial Officer and Treasurer;* Laurie A. Rosner, *Senior Vice President, Marketing & Administrative Services Officer;* Mark A. Kucia, *Senior Vice President, Commercial Banking Officer;* Darlene S. White, *Senior Vice President, Operations Officer;* Richard J. Trachimowicz, *Senior Vice President, Human Resources & Organizational Development Officer.*



Christopher E. Buchholz
*Executive Vice President*

Stability, Integrity

AND
TRUST

# History & Forward Thinking

*That's My* Convenient *Bank*[SM] Branch!



Suffield
Somers
Enfield
Branch
Big Y Branch
ATM
Ellington
East Windsor
Tolland
Rockville
South Windsor
Vernon
Coventry
Manchester
Glastonbury
South Glastonbury
Colchester
91
190
83
5
84
44
384
85
2


We have 21 convenient branch locations to serve you.

Supermarket Banking... *we're here for you.*



Open 7 days a week to serve you. Rockville Bank has served it's communities since 1858.

It's our business *to help your business*



Eliminate your trips to the bank to make deposits with Remote Deposit Services. We put a Rockville Bank branch right in your business. Plus, business Internet Cash Management services help you maximize your business cash flow right from your PC. It's "plane" to see why people say, *"That's My Bank*[SM]*!*

Listeners. Not Tellers.[SM]



Call Center. *Real people answer the phone, and we're always open at www.rockvillebank.com.*

On The Go. *Your Way!*



Access your Rockville Bank accounts anytime, anywhere you have access to the internet, right from your cell phone. Looking for high tech and high touch? Sign-up for our Rock EZ electronic checking account. We make it EZ to switch banks with our Break Up KiT[SM]. It's an easy way to close out your accounts at other banks. We do all the work for you.

Banking in balance *with the environment.*



ROCKVILLE BANK


768 North Main Street, Manchester. Connecticut's first "Green" bank branch to be built to adopt the LEED (Leadership in Energy and Environmental Design) principles, which opened in January 2009.

## We're Stable

With 21 area branches, we take care of business and care deeply about our communities. Our banking products and services are designed to meet all your financial goals. Because we are a community bank, we make decisions locally, have fast turn-around time as well as competitive rates. We maintain strong relationships with customers. Thank you for saying Rockville Bank...*That's My Bank.*[SM]

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 10-K

☑ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 31, 2008

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 000-51239

# ROCKVILLE FINANCIAL, INC.

**(Exact name of registrant as specified in its charter)**

| | |
|---|---|
| **Connecticut** | **30-0288470** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **25 Park Street, Rockville, Connecticut** | **06066** |
| **(Address of principal executive offices)** | **(Zip Code)** |

SEC Mail Processing Section
MAR 2 6 2009
Washington, DC 101

**(860) 291-3600**
**(Registrant's telephone number, including area code)**

**Securities registered pursuant to Section 12(b) of the Act: None**
**Securities registered pursuant to Section 12(g) of the Act:**

| Title of Class | Name of each exchange where registered |
|---|---|
| **Common Stock, no par value** | **National Association of Securities Dealers** |

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes. ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. ☐Yes. ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12B-2 of the Exchange Act

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12B-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates of Rockville Financial, Inc. as of June 30, 2008 was $84.1 million based upon the closing price of $12.56 as of June 30, 2008, the last business day of the registrant's most recently completed second quarter. Directors and officers of the Registrant are deemed to be affiliates solely for the purposes of this calculation.

As of February 27, 2009, there were 19,557,763 shares of Registrant's common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's definitive proxy statement for its Annual Meeting of Stockholders, expected to be filed pursuant to Regulation 14A within 120 days after the end of the 2008 fiscal year, are incorporated by reference into Part III of this Report on Form 10-K.

**Rockville Financial, Inc.**
**Annual Report on Form 10-K**
**For the Fiscal Year Ended December 31, 2008**
**Table of Contents**

# Part I

## FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements that are within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. These risks and uncertainties could cause our results to differ materially from those set forth in such forward-looking statements.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Words such as "believes," "anticipates," "expects," "intends," "plans," "estimates," "targeted" and similar expressions, and future or conditional verbs, such as "will," "would," "should," "could" or "may," are intended to identify forward-looking statements but are not the only means to identify these statements.

Forward-looking statements involve risks and uncertainties. Actual conditions, events or results may differ materially from those contemplated by a forward-looking statement.

Factors that could cause this difference – many of which are beyond our control – include without limitation the following:

- Local, regional and national business or economic conditions may differ from those expected.
- The effects of and changes in trade, monetary and fiscal policies and laws, including the U.S. Federal Reserve Board's interest rate policies, may adversely affect our business.
- The ability to increase market share and control expenses may be more difficult than anticipated.
- Changes in laws and regulatory requirements (including those concerning taxes, banking, securities and insurance) may adversely affect us or our businesses.
- Changes in accounting policies and practices, as may be adopted by regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board, may affect expected financial reporting.
- Future changes in interest rates may reduce our profits which could have a negative impact on the value of our stock.
- We are subject to lending risk and could incur losses in our loan portfolio despite our underwriting practices. Changes in real estate values could also increase our lending risk.
- Changes in demand for loan products, financial products and deposit flow could impact our financial performance.
- Strong competition within our market area may limit our growth and profitability.
- We may not manage the risks involved in the foregoing as well as anticipated.
- We recently opened new branches which may not become profitable as soon as anticipated, if at all.
- If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.
- Our stock value may be negatively affected by federal regulations restricting takeovers and our mutual holding company structure.
- Persons who purchase our stock will own a minority of Rockville Financial, Inc.'s common stock and might not be able to exercise voting control over most matters put to a vote of stockholders.
- When we declare dividends on our common stock, Rockville Financial MHC, Inc. might be prohibited from waiving the receipt of dividends by current Federal Reserve Board policy.

- Further implementation of our stock benefit plans could increase our costs, which could reduce our income.
- Because we intend to continue to increase our commercial real estate and commercial business loan originations, our lending risk may increase, and downturns in the real estate market or local economy could adversely affect our earnings.
- The trading volume in our stock is less than in larger publicly traded companies which can cause price volatility, hinder your ability to sell our common stock and may lower the market price of the stock.
- The impact on the Company and the Bank of recently enacted legislation, in particular the Emergency Economic Stabilization Act of 2008 and its implementing regulations cannot be predicted at this time.

Any forward-looking statements made by or on behalf of us in this Form 10-K speak only as of the date of this Form 10-K. We do not undertake to update forward-looking statements to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. The reader should, however, consult any further disclosures of a forward-looking nature we may make in future filings.

## Item 1. Business

### General

Rockville Financial, Inc., (the "Company"), a state-chartered mid-tier stock holding company holds all of the common stock of Rockville Bank ("the Bank"). The Federal Reserve Board regulates the Company, a mid-tier stock holding company, and its parent, Rockville Financial MHC, Inc., the top-tier mutual holding company.

The Bank is a state-chartered stock savings bank organized in Connecticut in 1858 that provides a full range of banking services to consumer and commercial customers through its main office in Rockville, CT, twenty branches located in Hartford, New London and Tolland Counties in Connecticut and 44 automated teller machines ("ATM"), including 13 stand-alone ATM facilities. The Bank is regulated by the State of Connecticut Department of Banking and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposits are insured to the maximum allowable under the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation. The Bank is a member of the Federal Home Loan Bank.

The Company strives to remain a leader in meeting the financial service needs of the local community and to provide quality service to the individuals, families, professionals and businesses in the market areas it serves. Rockville Bank is a community-oriented provider of traditional banking products and services to business organizations and individuals, offering products such as residential, commercial real estate, commercial business and consumer loans and a variety of deposit products.

The Company's business philosophy is to remain an independent, community-oriented franchise and to continue to focus on providing superior customer service to meet the financial needs of the communities in which we operate. Current strategies include expanding our banking network by pursuing new branch locations and branch acquisition opportunities in our market area, continuing our residential mortgage lending activities and expanding our commercial real estate and commercial business lending activities.

The Company employed 219 full-time equivalent employees at December 31, 2008. Management of the Company and the Bank are substantially identical. The Company does not own or lease any property but instead uses the premises, equipment and furniture of the Bank.

**Competition**

We face competition within our market area both in making loans and attracting deposits. Hartford, New London and Tolland Counties have a high concentration of financial institutions including large commercial banks, community banks and credit unions. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking. As of June 30, 2008, based on the FDIC's most recent annual Summary of Deposits Report, our market share of deposits represented 25.8% of deposits in Tolland County, the second largest market share in that county, 1.9% of deposits in Hartford County and 0.2% of deposits in New London County.

Our competition for loans and deposits comes principally from commercial banks, savings institutions, mortgage banking firms and credit unions. We face additional competition for deposits from money market funds, brokerage firms, mutual funds and insurance companies. Our primary focus is to build and develop profitable customer relationships across all lines of business while continuing to support the communities within our service area.

**Market Area**

We operate in a primarily suburban market area that has a stable population and household base. All of our current offices are located in Connecticut in Hartford, New London and Tolland Counties. Our market area is located in the north central part of Connecticut including, in part, the eastern part of the greater Hartford metropolitan area. Our main office is located in Rockville and is located approximately 15 miles from Hartford. Hartford, New London and Tolland Counties have a mix of industry groups and employment sectors, including services, wholesale/retail trade and manufacturing as the basis of the local economy. Our primary market area for deposits includes the communities in which we maintain our banking office locations. Our primary lending area is broader than our primary deposit market area and includes all of Hartford, New London and Tolland Counties, and parts of the adjacent Windham and Middlesex Counties. In addition to our primary lending areas we have expanded lending activities to include an out of state regional commercial real estate lending program.

**Lending Activities**

Historically, our principal lending activity has been the origination of first mortgage loans for the purchase or refinancing of one-to-four family residential real estate. One-to-four family residential real estate mortgage loans represented $746.0 million, or 57.3%, of our loan portfolio at December 31, 2008. We also offer commercial real estate loans, commercial business loans, construction mortgage loans and consumer loans. Commercial real estate loans totaled $351.5 million, or 27.0%, of our total loan portfolio at December 31, 2008. Commercial business loans totaled $106.7 million, or 8.2%, of our total loan portfolio at December 31, 2008. Construction mortgage loans totaled $89.1 million, or 6.8%, of our loan portfolio at December 31, 2008. Consumer loans, consisting primarily of loans on new and used automobiles, loans secured by deposit accounts and unsecured personal loans, totaled $9.6 million, or 0.7%, of our total loan portfolio at December 31, 2008. As of December 31, 2008, loans to borrowers engaged in similar activities did not exceed 10% of total loans outstanding. The largest exposure to a related group was $19.6 million at December 31, 2008. These loans are performing according to their terms. Our net deferred loan fees and premiums totaled $1.4 million at December 31, 2008 largely due to the purchase of adjustable rate mortgage loans from two mortgage banking firms beginning in 2004 and continuing through the current year end.

The composition of the Bank's loan portfolio was as follows at the dates indicated:

| | At December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2006 | | 2005 | | 2004 | |
| | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent | Amount | Percent |
| | (Dollars in Thousands) | | | | | | | | | |
| Real estate loans: | | | | | | | | | | |
| Residential [(1)] | $746,041 | 57.26% | $ 666,003 | 59.18% | $ 640,076 | 61.46% | $ 557,306 | 64.31% | $ 450,054 | 64.21% |
| Commercial | 351,474 | 26.97 | 284,460 | 25.28 | 232,550 | 22.33 | 149,006 | 17.19 | 136,594 | 19.49 |
| Construction [(2)] | 89,099 | 6.84 | 70,617 | 6.27 | 63,902 | 6.14 | 47,105 | 5.44 | 22,067 | 3.15 |
| Commercial business loans | 106,684 | 8.19 | 92,869 | 8.25 | 97,234 | 9.34 | 109,099 | 12.59 | 88,700 | 12.66 |
| Installment, collateral and other loans | 9,629 | 0.74 | 11,469 | 1.02 | 7,607 | 0.73 | 4,119 | 0.47 | 3,473 | 0.49 |
| Total loans | 1,302,927 | 100.00% | 1,125,418 | 100.00% | 1,041,369 | 100.00% | 866,635 | 100.00% | 700,888 | 100.00% |
| Net deferred loan fees and premiums | 1,417 | | 1,529 | | 1,813 | | 1,740 | | 1,732 | |
| Allowance for loan losses | (12,553) | | (10,620) | | (9,827) | | (8,675) | | (6,371) | |
| Loans, net | $1,291,791 | | $1,116,327 | | $1,033,355 | | $ 859,700 | | $ 696,249 | |

(1) Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

(2) Construction loans include commercial and residential loans and are reported net of undisbursed construction loans of $93.9 million, $96.8 million, $93.6 million, $64.1 million and $23.0 million as of December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

**Residential Mortgage Loans:** One of our primary lending activities consists of the origination of one-to-four family residential mortgage loans that are primarily secured by properties located in Hartford, New London and Tolland Counties. Of the $746.0 million one-to-four family residential mortgage loans at December 31, 2008, $88.0 million were fixed rate home equity loans and $97.4 million consisted of balances outstanding on home equity lines of credit. Generally, one-to-four family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. We usually do not make loans with a loan-to-value ratio in excess of 97% for loans secured by single-family homes. Fixed rate mortgage loans generally are originated for terms of 10, 15, 20, 25 and 30 years. Typically, all fixed rate residential mortgage loans are underwritten according to Federal Home Loan Mortgage Corporation ("Freddie Mac") policies and procedures. Fixed rate residential mortgage loans are periodically sold in the secondary market. We will usually retain the servicing rights for all loans that we sell in the secondary market. We originated $116.2 million of fixed rate one-to-four family residential loans during the year ended December 31, 2008, none of which were sold in the secondary market.

We also offer adjustable-rate mortgage loans for one-to-four family properties, with an interest rate which adjusts annually based on the one-year Constant Maturity Treasury Bill Index, after either a one-, three-, four-, five-, seven-, or nine-year initial fixed rate period. We originated $79.6 million of adjustable rate one-to-four family residential loans during the year ended December 31, 2008. Additionally, we purchased $26.2 million in adjustable rate mortgages from two local mortgage banking firms during the year ended December 31, 2008. Our adjustable rate mortgage loans generally provide for maximum rate adjustments of 200 basis points per adjustment, with a lifetime maximum adjustment up to 6%, regardless of the initial rate. Our adjustable rate mortgage loans amortize over terms of up to 30 years.

Adjustable rate mortgage loans decrease the risk associated with changes in market interest rates by periodically repricing, but involve other risks because, as interest rates increase, the underlying payments by the borrower increase, thus increasing the potential for default by the borrower. At the same time, the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustment of the contractual interest rate is also limited by the maximum periodic and lifetime interest rate adjustments permitted by our loan documents and, therefore, the effectiveness of adjustable rate mortgage loans may be limited during periods of rapidly rising interest rates. Of our one-to-four family residential loans, $329.8 million, or 44.2%, had adjustable rates of interest at December 31, 2008 and $179.2 million of these loans will see a rate reset in the next twelve months. Continued declines in real estate values and the slow down in the housing market may make it more difficult for borrowers experiencing financial difficulty to sell their homes or refinance their debt due to their declining collateral values.

In an effort to provide financing for low and moderate income home buyers, we offer a first time home buyer program at reduced rates and favorable closing costs. This program allows the first time home buyer to borrow with lower down payment requirements, lower origination points, and reduced fees. These loans are offered with adjustable rates of interest at terms of up to 30 years. Such loans are secured by one-to-four family residential properties. All of these loans are originated using government agency underwriting guidelines.

All residential mortgage loans that we originate include "due-on-sale" clauses, which give us the right to declare a loan immediately due and payable in the event that, among other things, the borrower sells or otherwise disposes of the real property. We also require homeowner's insurance and, where circumstances warrant, flood insurance on properties securing real estate loans. At December 31, 2008, our largest residential mortgage loan had a principal balance of $2.0 million.

We also offer home equity loans and home equity lines of credit, both of which are secured by owner-occupied one-to-four family residences. At December 31, 2008, home equity loans and equity lines of credit totaled $185.4 million, or 14.2%, of total loans. At December 31, 2008, the unadvanced amounts of home equity lines of credit totaled $113.7 million. The underwriting standards utilized for home equity loans and home equity lines of credit include a determination of the applicant's credit history, an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. Home equity loans are offered with fixed rates of interest and with terms up to 15 years. The loan-to-value ratio for our home equity loans and our lines of credit is generally limited to no more than 90%. Our home equity lines of credit have ten year terms and adjustable rates of interest which are indexed to the prime rate, as reported in *The Wall Street Journal*. Interest rates on home equity lines of credit are generally limited to a maximum rate of 18% per annum.

**Commercial Real Estate Loans:** We originate commercial real estate loans and loans on owner occupied properties used for a variety of business purposes including small office buildings, industrial facilities and retail facilities. These projects are generally located in our primary market area. At December 31, 2008, commercial mortgage loans totaled $351.5 million, or 27.0%, of total loans. Our commercial real estate underwriting policies provide that typically such real estate loans may be made in amounts of up to 80% of the appraised value of the property provided such loan complies with our current loans-to-one borrower limit. Our commercial real estate loans may be made with terms of up to 20 years and amortization schedules up to 30 years and are offered with interest rates that are fixed or adjust periodically and are generally indexed to the Federal Home Loan Bank of Boston Classic Advance Rates. In reaching a decision on whether to make a commercial real estate loan, we consider gross revenues and the net operating income of the property, the borrower's expertise, business cash flow and credit history, and the appraised value of the underlying property. In addition, with respect to commercial real estate rental properties, we will also consider the terms and conditions of the leases and the credit quality of the tenants. We typically require that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before interest, taxes, depreciation and amortization divided by interest expense and current maturities of long term debt) of at least 1.15 times. Environmental surveys are generally required for commercial real estate loans. Generally, commercial real estate loans made to corporations, partnerships and other business entities require personal guarantees by the principals and owners of 20% or more of the entity.

A commercial borrower's financial information is monitored on an ongoing basis by requiring periodic financial statement updates, payment history reviews and typically includes periodic face-to-face meetings with the borrower. We generally require commercial borrowers to provide updated financial statements and federal tax returns annually. These requirements also apply to all guarantors on commercial loans. We also require borrowers with rental investment property to provide an annual report of income and expenses for the property, including a tenant list and copies of leases, as applicable. The largest commercial real estate loan or commitment as of December 31, 2008 was a loan for $19.6 million, which was performing according to its terms.

Loans secured by commercial real estate, including multi-family properties, generally involve larger principal amounts and a greater degree of risk than one-to-four family residential mortgage loans. Because payments on loans secured by commercial real estate, including multi-family properties, are often dependent on successful operation or management of the properties, repayment of such loans may be affected by adverse conditions in the real estate market or the economy, which would be impacted by the Northeast regional economy due to an out of state regional lending program.

**Commercial Construction Loans:** We offer commercial construction loans including real estate subdivision development loans to licensed contractors and builders for the construction and development of commercial real estate projects and one-to-four family residential properties. At December 31, 2008, commercial construction loans totaled $83.1 million, which amounted to 6.4%, of total loans outstanding. At December 31, 2008, the unadvanced portion of these construction loans totaled $90.0 million. Our commercial real estate underwriting policies provide that typically such real estate loans may be made in amounts of up to 80% of the appraised value of the property provided such loan complies with our current loans-to-one borrower limit. We extend loans to residential subdivision developers for the purpose of land acquisition, the development of infrastructure and the construction of homes. Advances are determined as a percentage of cost or appraised value (whichever is less) and the project is physically inspected prior to each advance. We typically limit the numbers of model homes financed by a customer, with the majority of construction advances supported by purchase contracts. As of December 31, 2008 the single largest outstanding commercial construction loan commitment on a single residential subdivision totaled $8.0 million with $6.3 million of advances drawn as of December 31, 2008, which were performing according to their terms. Commercial real estate subdivision loans, commercial real estate and one to four family residential loans to contractors entails significant additional risks as compared with single-family residential mortgage lending to owner-occupants. These loans typically involve large loan balances concentrated in single borrowers or groups of related borrowers. A continued economic downturn could have an additional adverse impact on the value of the properties securing construction loans and on the borrower's ability to sell the units for the amounts necessary to complete the project and repay the loans.

**Residential Construction Loans:** We originate construction loans to individuals and contractors for the construction and acquisition of personal residences. At December 31, 2008, residential construction mortgage loans amounted to $6.0 million, or 0.5%, of total loans. At December 31, 2008, the unadvanced portion of these construction loans totaled $3.9 million.

Our residential construction mortgage loans generally provide for the payment of interest only during the construction phase, which is typically up to nine months although our policy is to consider construction periods as long as 12 months. At the end of the construction phase, the construction loan converts to a long-term owner occupied residential mortgage loan. Construction loans can be made with a maximum loan-to-value ratio of 80%. At December 31, 2008, our largest residential construction mortgage loan commitment was for $1.3 million, $296,000 of which had been disbursed. This loan is performing according to its terms. Construction loans to individuals are generally made on the same terms as our one-to-four family mortgage loans.

Before making a commitment to fund a residential construction loan, we require an appraisal of the property by an independent licensed appraiser. We also review and inspect each property before disbursement of funds during the term of the construction loan. Loan proceeds are disbursed after inspection based on the percentage of completion method.

Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the actual cost (including interest) of construction and other assumptions.

If the estimate of construction cost is too low, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value is too high, we may be confronted with a project, when completed, with a value that is insufficient to assure full payment.

**Commercial Business Loans:** At December 31, 2008, we had $106.7 million in commercial business loans, of which $26.6 million were guaranteed by either the Small Business Administration ("SBA") or the United States Department of Agriculture ("USDA"). We occasionally purchase USDA guaranteed loans in the secondary loan market from various experienced brokers. These loans carry a variable rate and adjust on a quarterly basis using the prime rate as the base index. There is no risk of principal or accrued interest loss up to loan payment dates, as we only purchase the guaranteed portion of the loan. The guarantee is that of the full faith and credit of the United States of America. We determine the loans to be purchased based on net yield, borrower credit rating, size and the business segment composition of the existing portfolio. Monthly payments are received directly from the original lending institution. As of December 31, 2008, of the $26.8 million guaranteed loans, $1.4 million are SBA loans originated by us and $25.0 million and $135,000 were purchased and are fully guaranteed by the USDA and the SBA, respectively. In addition to the SBA and USDA loans, our commercial business loan portfolio at December 31, 2008 included $30.4 million in revolving business lines of credit with an additional $58.6 million of unused lines of credit commitments and $49.5 million in commercial business term loans. Total commercial business loans amounted to 8.2% of total loans as of December 31, 2008.

We make commercial business loans primarily in our market area to a variety of professionals, sole proprietorships and small businesses. Commercial business lending products include term loans and revolving lines of credit. The maximum amount of a commercial business loan is limited by our loans-to-one-borrower limit (15% of equity capital and our allowance for loan losses, pursuant to Connecticut law) to which there were no exceptions as of December 31, 2008. Such loans are generally used for longer-term working capital purposes such as purchasing equipment or financing short term cash needs. Commercial business loans are made with either adjustable or fixed rates of interest. Variable rates are based on the prime rate, as published in *The Wall Street Journal,* plus a margin. Fixed rate commercial loans are set at a margin above the Federal Home Loan Bank of Boston Classic Advance Rates.

When making commercial business loans, we consider the financial statements of the borrower, our lending history with the borrower, the debt service capabilities of the borrower, the projected cash flows of the business and the value of the collateral. Commercial business loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial business loans are typically made up to 80% of the value of the loan collateral. We do not typically make unsecured commercial business loans greater than $100,000.

Commercial business loans generally have greater credit risk than residential mortgage loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans generally are made on the basis of the borrower's ability to repay the loan from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We seek to minimize these risks through our underwriting standards. At December 31, 2008, our largest commercial business loan commitment totaled $15.5 million with $13.4 million of advances drawn as of December 31, 2008, which were performing according to their terms. In addition to the commercial business loans discussed above, we had $12.2 million in outstanding letters of credit as of December 31, 2008.

**Installment, Collateral and Other Loans:** We offer a limited range of installment and collateral consumer loans, principally to customers residing in our primary market area with acceptable credit ratings. Our installment and collateral consumer loans generally consist of loans on new and used automobiles, including indirect automobile loans, loans collateralized by deposit accounts and unsecured personal loans. Installment and collateral consumer loans totaled $9.6 million, or 0.7% of our total loan portfolio at December 31, 2008. This portfolio includes $1.9 million of fully secured collateral loans, $7.0 million of direct and indirect auto loans and $749,000 of other consumer unsecured loans. While the asset quality of these portfolios is currently good, there is increased risk associated with auto and consumer loans during economic downturns as increased unemployment and inflationary costs may make it more difficult for some borrowers to repay their loans.

**Origination, Purchasing and Servicing of Loans:** All loans originated by us are underwritten pursuant to our policies and procedures. We originate both adjustable rate and fixed rate loans. Our ability to originate fixed or adjustable rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.

Generally, we retain in our portfolio all loans that we originate, however, for strategic reasons, including our interest rate risk management objectives, we periodically sell residential mortgage loans which conform to the underwriting standards specified by Freddie Mac. We also sell all mortgage loans insured by the Connecticut Housing Finance Authority ("CHFA"). All one-to-four family loans that we sell are sold pursuant to master commitments negotiated with Freddie Mac and are sold on a non-recourse basis. Historically, in such instances, our loans have been typically sold to either Federal National Mortgage Association ("Fannie Mae") or Freddie Mac, and we have retained the rights to service those loans. We currently have no reason to believe our practices will change in the near future. Depending on interest rate levels at the time of any such sale, loans may be sold at either a net gain or a net loss. Additionally, there is no guarantee we will be able to reinvest the proceeds from any future loan sales at interest rates comparable to the interest rates on the loans that are sold. Reinvestment in loans with lower interest rates would result in lower interest income on the reinvested proceeds compared to the interest income previously generated by the loans that were sold.

At December 31, 2008, the Company was servicing loans sold in the amount of $15.8 million. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans.

In addition to purchasing loans guaranteed by the USDA or SBA, the Company purchases adjustable rate one-to-four family residential mortgage loans from two local mortgage banking firms licensed with the Connecticut Department of Banking. These local mortgage bankers are not employed by the Company and sell their loans based on competitive pricing. During the year ended December 31, 2008, the Company purchased $26.2 million in adjustable rate loans from two local mortgage banking firms, underwritten to the same credit specifications as the Company's internally originated loans.

**Loan Maturity Schedule**

The following table sets forth the loan maturity schedule at December 31, 2008:

| | Loans Maturing | | | |
|---|---|---|---|---|
| | Within One Year | After One But Within Five Years | After Five Years | Total |
| | (In Thousands) | | | |
| Real estate loans: | | | | |
| Residential | $ 1,021 | $ 21,430 | $ 723,590 | $ 746,041 |
| Commercial | 13,799 | 32,354 | 305,321 | 351,474 |
| Construction | 14,716 | 23,511 | 50,872 | 89,099 |
| Commercial business loans | 29,111 | 29,248 | 48,325 | 106,684 |
| Installment, collateral and other loans | 171 | 7,474 | 1,984 | 9,629 |
| Total | $ 58,818 | $ 114,017 | $1,130,092 | $1,302,927 |

**Loans Contractually Due Subsequent to December 31, 2008**

The following table sets forth the scheduled repayments of fixed and adjustable rate loans at December 31, 2008 that are contractually due after December 31, 2009:

| | Due After December 31, 2009 | | |
|---|---|---|---|
| | Fixed | Adjustable | Total |
| | | (In Thousands) | |
| Real estate loans: | | | |
| Residential[1] | $ 415,592 | $ 329,428 | $ 745,020 |
| Commercial | 126,908 | 210,767 | 337,675 |
| Construction | 15,049 | 59,334 | 74,383 |
| Commercial business loans | 19,316 | 58,257 | 77,573 |
| Installment, collateral and other loans | 8,939 | 519 | 9,458 |
| Total loans | $ 585,804 | $ 658,305 | $ 1,244,109 |

(1) Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

**Loan Approval Procedures and Authority:** The Company's lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by the Bank's Board of Directors. The loan approval process is intended to assess the borrower's ability to repay the loan, the viability of the loan, and the adequacy of the value of the property that will secure the loan, if applicable. To assess the borrower's ability to repay, we review the employment and credit history and information on the historical and projected income and expenses of borrowers.

The Company's policies and loan approval limits are established by the Bank's Board of Directors. The Board of Directors has designated lending authority based on officer level and loan type to a limited group of officers to approve loans of various amounts up to $500,000. The President, the Executive Vice President and the Senior Vice President, Commercial Banking Officer can approve loans for up to and including $1.5 million. Loans over $1.5 million up to $5.0 million are approved by the Board of Director's Lending Committee. Loans above $5.0 million must be approved by the Board of Directors.

**Non-performing and Problem Assets**

Delinquency notices are mailed monthly to all delinquent borrowers, advising them of the amount of their delinquency. When a loan becomes more than 30 days delinquent, the Bank sends a letter advising the borrower of the delinquency. The borrower is given 30 days to pay the delinquent payments or to contact the Bank to make arrangements to bring the loan current over a longer period of time. If the borrower fails to bring the loan current within 90 days from the original due date or to make arrangements to cure the delinquency over a longer period of time, the matter is referred to legal counsel and foreclosure or other collection proceedings are started. We may consider forbearance in select cases where a temporary loss of income is the primary cause of the delinquency, if a reasonable plan is presented by the borrower to cure the delinquency in a reasonable period of time after his or her income resumes.

All non-commercial mortgage loans are reviewed on a regular basis, and such loans are placed on nonaccrual status when they become more than 90 days delinquent. Commercial real estate and commercial business loans are evaluated for nonaccrual status on a case-by-case basis, but are typically placed on a nonaccrual status when they become more than 90 days delinquent. When loans are placed on nonaccrual status, unpaid accrued interest is reversed, and further income is recognized only to the extent received. For the year ended December 31, 2008, $237,000 of interest income related to troubled debt restructurings was recorded compared to $56,000 recorded for 2007.

**Classified Assets:** Under our internal risk rating system, we currently classify loans and other assets considered to be of lesser quality as "substandard," "doubtful," "loss" or "impaired" assets. An asset is considered "substandard" if it is inadequately protected by either the current net worth or the paying capacity of the obligor or by the collateral pledged, if any. "Substandard" assets include those characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets classified as "loss" are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets classified as "impaired" are those that exhibit elevated risk characteristics that differentiate themselves from the homogeneous loan categories.

An institution insured by the Federal Deposit Insurance Corporation is required to establish unallocated allowances for loan losses in an amount deemed prudent by management for loans classified substandard or doubtful, as well as for other problem loans. Unallocated allowances represent loss allowances which have been established to recognize the inherent losses associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

There were no assets classified as doubtful or loss at December 31, 2008 or December 31, 2007.

The loan portfolio is reviewed on a regular basis to determine whether any loans require risk classification or reclassification. Not all classified assets constitute non-performing assets.

**Loan Delinquencies**

The following table sets forth certain information with respect to our loan portfolio delinquencies at the dates indicated.

| | Loans Delinquent For | | | | Total | |
|---|---|---|---|---|---|---|
| | 60-89 Days | | 90 Days and Over | | | |
| | Number | Amount | Number | Amount | Number | Amount |
| | | | (Dollars in Thousands) | | | |
| At December 31, 2008 | | | | | | |
| Residential[(1)] | 9 | $ 1,237 | 8 | $ 1,357 | 17 | $ 2,594 |
| Commercial | 2 | 652 | 2 | 1,202 | 4 | 1,854 |
| Construction | – | – | 4 | 3,021 | 4 | 3,021 |
| Commercial business loans | 3 | 923 | 2 | 372 | 5 | 1,295 |
| Installment, collateral and other loans | 3 | 47 | 8 | 339 | 11 | 386 |
| Total | 17 | $ 2,859 | 24 | $ 6,291 | 41 | $ 9,150 |
| At December 31, 2007 | | | | | | |
| Residential[(1)] | 4 | $ 389 | 6 | $ 407 | 10 | $ 796 |
| Commercial | 2 | 79 | 1 | 74 | 3 | 153 |
| Construction | 1 | 515 | – | – | 1 | 515 |
| Commercial business loans | 2 | 164 | 2 | 692 | 4 | 856 |
| Installment, collateral and other loans | 2 | 4 | – | – | 2 | 4 |
| Total | 11 | $ 1,151 | 9 | $ 1,173 | 20 | $ 2,324 |
| At December 31, 2006 | | | | | | |
| Residential[(1)] | 2 | $ 110 | 4 | $ 422 | 6 | $ 532 |
| Commercial | 2 | 394 | 2 | 311 | 4 | 705 |
| Construction | – | – | – | – | – | – |
| Commercial business loans | – | – | 3 | 114 | 3 | 114 |
| Installment, collateral and other loans | 1 | 1 | 5 | 8 | 6 | 9 |
| Total | 5 | $ 505 | 14 | $ 855 | 19 | $ 1,360 |

(1) Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

**Non-performing Assets:** The table below sets forth the amounts and categories of our non-performing assets at the dates indicated. Once a loan is 90 days delinquent or either the borrower or the loan collateral experiences an event that makes collectibility suspect, the loan is placed on "nonaccrual" status. Company policy requires six months of continuous payments in order for the loan to be removed from nonaccrual status.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (Dollars in Thousands) | | | | |
| Nonaccrual loans: | | | | | |
| Residential[1] | $ 2,607 | $ 407 | $ 422 | $ 821 | $ 423 |
| Commercial | 2,726 | 74 | 311 | 667 | 598 |
| Construction | 4,385 | – | – | – | – |
| Commercial business loans | 334 | 692 | 114 | 172 | 326 |
| Installment, collateral and other loans | 11 | 5 | 8 | 6 | 6 |
| Total nonaccrual loans[2] | 10,063 | 1,178 | 855 | 1,666 | 1,353 |
| Accruing loans past due 90 days or more | – | – | – | 4,897[3] | – |
| Other accruing loans | – | – | 78 | – | – |
| Troubled debt restructurings | 372 | 391 | 560 | 614 | 1,045 |
| Total non-performing loans | 10,435 | 1,569 | 1,493 | 7,177 | 2,398 |
| Real estate owned | – | – | – | – | 150 |
| Other non-performing assets | – | – | – | – | – |
| Total non-performing assets | $ 10,435 | $ 1,569 | $ 1,493 | $ 7,177 | $ 2,548 |
| Total non-performing loans to total loans | 0.80% | 0.14% | 0.14% | 0.83%[4] | 0.34% |
| Total non-performing loans to total assets | 0.68% | 0.12% | 0.12% | 0.68%[5] | 0.27% |

(1) Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.
(2) The amount of income that was contractually due but not recognized on nonaccrual loans totaled $237,000 and $53,000 for the years ended December 31, 2008 and 2007, respectively.
(3) Balance represents a loan that was fully guaranteed by the United States Agriculture Department and was repaid in full in January 2006.
(4) The ratio is 0.26% when excluding the $4.9 million fully guaranteed United States Department of Agriculture loan that was past due 90 days and still accruing as of December 31, 2005 which was repaid in full in January, 2006.
(5) The ratio is 0.22% when excluding the $4.9 million fully guaranteed United States Department of Agriculture loan that was past due 90 days and still accruing as of December 31, 2005 which was repaid in full in January, 2006.

## Allowance for Loan Losses

The Company utilizes several methodologies in determining an appropriate level of allowance for loan losses. At the time of loan origination, a risk rating based on a nine point grading system is assigned to each loan based on the loan officer's assessment of risk. More complex loans, such as commercial business loans and commercial real estate, require that our internal independent credit area further evaluate the risk rating of the individual loan, with the credit area having final determination of the appropriate risk rating. These more complex loans and relationships receive an in-depth analysis and periodic review to assess the appropriate risk rating on a post-closing basis with changes made to the risk rating as the borrower's and economic conditions warrant. Criticized assets are further evaluated to determine if risk and possible loss exposure require special allocations to the allowance for loan losses. The analysis has two broad components: specific and unallocated allowances.

**Specific Allowance:** The specific allowance is comprised of two components. The first component is made for loans for which recovery of the Bank's principal investment is uncertain. In such cases, the size of the specific allowance is measured by determining an expected collection or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The second component of the specific allowance is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. Historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations are also considered. This analysis establishes factors that are applied to the loan groups to determine the amount of this component of the allowance.

**Unallocated Allowance:** The Unallocated allowance represents the results of an analysis that measures the probable losses inherent in each portfolio. If the allowance for loan losses is too low, the Company may incur higher provisions for loan losses in the future resulting in lower net income. If an estimate of the allowance for loan losses is too high, we may experience lower provisions for loan losses resulting in higher net income. The unallocated allowance decreased to $212,000 as of December 31, 2008 from $838,000 as of December 31, 2007. This decrease is due to the impact of current economic conditions partially offset by continued growth of the portfolio.

**Review of Credit Quality:** The credit quality of the Company's loan portfolio is reviewed by a third party risk assessment firm and by the Company's internal credit management function. Review findings are reported periodically to senior management, the Board Lending Committee and the Board of Directors. This process is supplemented with several risk assessment tools including monitoring of delinquency levels, analysis of historical loss experience by loan type, identification of portfolio concentrations by borrower and industry, and a review of economic conditions that might impact loan quality. Based on these findings the allowance for each loan type is evaluated. The allowance for loan losses is calculated on a quarterly basis and reported to the Board of Directors.

Any loan that is 90 or more days delinquent is placed on nonaccrual and classified as a non-performing asset. A loan is classified as impaired when it is probable that the Company will be unable to collect all amounts due in accordance with the terms of the loan agreement. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 114 ("SFAS 114"), *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118 ("SFAS 118"), *Accounting by Creditors for Impairment for Loan-Income Recognition and Disclosures*, an allowance is maintained for impaired loans to reflect the difference, if any, between the principal balance of the loan and the present value of projected cash flows, observable fair value or collateral value. SFAS 114 defines an impaired loan as a loan for which it is probable that the lender will not collect all amounts due under the contractual terms of the loan.

In addition, the Company's bank regulatory agencies periodically review the adequacy of the allowance for loan losses as part of their review and examination processes. The regulatory agencies may require that the Company recognize additions to the allowance based on their judgments of information available to them at the time of their review or examination.

Each quarter, management, in conjunction with the Board Lending Committee, evaluates the total balance of the allowance for loan losses based on several factors some of which are not loan specific, but are reflective of the inherent losses in the loan portfolio. This process includes, but is not limited to, a periodic review of loan collectability in light of historical experience, the nature and volume of loan activity, conditions that may affect the ability of the borrower to repay, underlying value of collateral, if applicable, and economic conditions in our immediate market area. First, loans are grouped by type within each risk weighting classification status. All loans 90 days or more delinquent and classified as Trouble Debt Restructuring are evaluated individually, based primarily on the value of the collateral securing the loan and the ability of the borrower to repay as agreed under the specific loss allowances are established as required by this analysis. All loans for which a specific loss allowance has not been assigned are segregated by loan type, delinquency status or loan risk rating grade and a loss allowance is established by using loss experience data and management's judgment concerning other matters it considers significant including the current economic environment. The allowance is allocated to each category of loan based on the results of the above analysis.

This analysis process is both quantitative and subjective, as it requires management to make estimates that are susceptible to revisions as more information becomes available. Although we believe that we have established the allowance at levels to absorb probable and estimable losses, future additions may be necessary if economic or other conditions in the future differ from the current environment.

**Schedule of Allowance for Loan Losses**

The following table sets forth activity in the allowance for loan losses for the years indicated.

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (Dollars in Thousands) | | | | |
| Balance at beginning of year | $ 10,620 | $ 9,827 | $ 8,675 | $ 6,371 | $ 4,971 |
| Provision for loan losses | 2,393 | 749 | 1,681 | 2,700 | 2,372 |
| Charge-offs: | | | | | |
| Real estate[1] | (257) | (21) | (45) | – | – |
| Commercial business loans | (314) | (76) | (498) | (591) | (1,092) |
| Installment and collateral loans | (50) | (76) | (78) | (55) | (20) |
| Total charge-offs | (621) | (173) | (621) | (646) | (1,112) |
| Recoveries: | | | | | |
| Real estate[1] | 9 | 5 | 5 | 31 | 75 |
| Commercial business loans | 122 | 191 | 70 | 209 | 55 |
| Installment and collateral loans | 30 | 21 | 17 | 10 | 10 |
| Total recoveries | 161 | 217 | 92 | 250 | 140 |
| Net (charge-offs) recoveries | (460) | 44 | (529) | (396) | (972) |
| Allowance at end of year | $ 12,553 | $ 10,620 | $ 9,827 | $ 8,675 | $ 6,371 |
| Ratios: | | | | | |
| Allowance for loan losses to non-performing loans at end of year | 120.30% | 676.86% | 658.20% | 120.87% | 265.68% |
| Allowance for loan losses to total loans outstanding at end of year | 0.96% | 0.94% | 0.94% | 1.00% | 0.91% |
| Net charge-offs to average loans outstanding | 0.04% | 0.00% | 0.05% | 0.05% | 0.16% |

(1) Real estate loans include one-to-four family residential mortgage loans, home equity loans, home equity lines of credit, commercial real estate and construction loans.

**Allocation of Allowance for Loan Losses:** The following table sets forth the allowance for loan losses allocated by loan category, the total loan balances by category, the percent of allowance in each category to total allowance, and the percent of loans in each category to total loans at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

| | At December 31, 2008 Allowance for Loan Losses | 2008 % of Allowance for Loan Losses | 2008 % of Loans in Category to Total Loans | 2007 Allowance for Loan Losses | 2007 % of Allowance for Loan Losses | 2007 % of Loans in Category to Total Loans | 2006 Allowance for Loan Losses | 2006 % of Allowance for Loan Losses | 2006 % of Loans in Category to Total Loans |
|---|---|---|---|---|---|---|---|---|---|
| | (Dollars in Thousands) | | | | | | | | |
| Real Estate: | | | | | | | | | |
| Residential[(1)] | $ 3,952 | 31.48% | 57.26% | $ 2,673 | 25.17% | 59.18% | $ 1,051 | 10.70% | 61.46% |
| Commercial | 3,978 | 31.69 | 26.97 | 3,387 | 31.89 | 25.28 | 4,241 | 43.16 | 22.33 |
| Construction | 1,925 | 15.33 | 6.84 | 1,285 | 12.10 | 6.27 | 959 | 9.76 | 6.14 |
| Commercial business loans | 2,180 | 17.37 | 8.19 | 2,102 | 19.79 | 8.25 | 1,959 | 19.93 | 9.34 |
| Installment, collateral and other | 306 | 2.44 | 0.74 | 335 | 3.16 | 1.02 | 55 | 0.56 | 0.73 |
| Unallocated allowance | 212 | 1.69 | – | 838 | 7.89 | – | 1,562 | 15.89 | – |
| Total allowance for loan losses | $ 12,553 | 100.00% | 100.00% | $ 10,620 | 100.00% | 100.00% | $ 9,827 | 100.00% | 100.00% |

| | At December 31, 2005 Allowance for Loan Losses | 2005 % of Allowance for Loan Losses | 2005 % of Loans in Category to Total Loans | 2004 Allowance for Loan Losses | 2004 % of Allowance for Loan Losses | 2004 % of Loans in Category to Total Loans |
|---|---|---|---|---|---|---|
| | (Dollars in Thousands) | | | | | |
| Real Estate: | | | | | | |
| Residential[(1)] | $ 1,035 | 11.93% | 64.31% | $ 914 | 14.35% | 64.21% |
| Commercial | 3,459 | 39.88 | 17.19 | 2,667 | 41.85 | 19.49 |
| Construction | 707 | 8.15 | 5.44 | 331 | 5.20 | 3.15 |
| Commercial business loans | 1,541 | 17.76 | 12.59 | 1,469 | 23.06 | 12.66 |
| Installment, collateral and other | 27 | 0.31 | 0.47 | 21 | 0.33 | 0.49 |
| Unallocated allowance | 1,906 | 21.97 | – | 969 | 15.21 | – |
| Total allowance for loan losses | $ 8,675 | 100.00% | 100.00% | $ 6,371 | 100.00% | 100.00% |

(1) Residential mortgage loans include one-to-four family mortgage loans, home equity loans, and home equity lines of credit.

## Investment Activities

The Company's Chief Financial Officer is responsible for implementing its Investment Policy. The Investment Policy is reviewed annually by management and any changes to the policy are recommended to and are subject to the approval of the Asset Liability Committee, and subsequently the Board of Directors. Authority to make investments under the approved Investment Policy guidelines is delegated by the Board to the Investment Committee, comprised of the President and Chief Executive Officer, the Chief Operating Officer, the Executive Vice President, the Chief Financial Officer, the Treasury Officer and the Vice President of Information Technology. While general investment strategies are developed and authorized by the Investment Committee, the execution of specific actions rests with the President, Chief Operating Officer and Chief Financial Officer who may act jointly or severally. In addition, two other officers under the supervision of the Chief Financial Officer have execution authority that is limited to cash management transactions. The Chief Financial Officer is responsible for ensuring that the guidelines and requirements included in the Investment Policy are followed and that all securities are considered prudent for investment.

In addition, the Company utilizes the services of an independent investment advisor to assist in managing the investment portfolio. The investment advisor is responsible for maintaining current information regarding securities dealers with whom the Company is conducting business. A list of appropriate dealers is provided at least annually to the Board of Directors for approval and authorization, and new securities dealers are approved prior to the execution of trades. The investment advisor, through its assigned portfolio manager, must contact the Investment Committee to review all investment recommendations and transactions and receive approval from the Committee prior to execution of any transaction.

The Company's Investment Policy requires that all securities transactions be conducted in a safe and sound manner. Investment decisions must be based upon a thorough analysis of each security instrument to determine its credit quality and fit within our overall asset/liability management objectives, its effect on our risk-based capital and the overall prospects for yield and/or appreciation.

**Investment Securities Portfolio:** The following table sets forth the carrying values of our available for sale securities portfolio at the dates indicated.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2006 | |
| | Amortized Cost | Fair Value | Amortized Cost | Fair Value | Amortized Cost | Fair Value |
| | (In Thousands) | | | | | |
| **Available for Sale:** | | | | | | |
| U.S. Government and agency obligations | $ 2,031 | $ 2,048 | $ 2,016 | $ 2,025 | $ 1,989 | $ 1,987 |
| U.S. Government sponsored enterprises | – | – | 12,000 | 12,011 | 58,991 | 58,584 |
| Mortgage-backed securities | 117,517 | 120,395 | 96,494 | 97,096 | 45,953 | 45,362 |
| Corporate debt securities | 4,831 | 4,887 | 4,068 | 3,863 | 7,891 | 7,906 |
| Other debt securities | 725 | 739 | 978 | 995 | 981 | 1,000 |
| Marketable equity securities | 10,437 | 12,940 | 15,744 | 20,141 | 12,273 | 17,387 |
| Other equity securities | 241 | 241 | 241 | 241 | 241 | 241 |
| Total available for sale | $135,782 | $141,250 | $131,541 | $136,372 | $128,319 | $132,467 |

During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $11.6 million related to the preferred stock of Freddie Mac and Fannie Mae as a result of actions taken in the third quarter of 2008 to place those agencies into conservatorship. The Company's remaining investment in these securities was $283,000 with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $1.1 million related to one AAA rated pooled trust preferred security. The charge for the impairment was based on a Level 3 price for the pooled trust preferred security as of the date of the impairment. The Company's remaining investment in this pooled trust preferred security was $1.8 million. During the year ended December 31, 2008, we recorded an other than temporary impairment charge of $587,000 related to one mutual fund. The charge for the impairment was computed using the closing price of the security as of the date of the impairment. The Company's remaining investment in this mutual fund was $1.7 million with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, we recorded an other than temporary impairment charge of $493,000 related to one AAA rated corporate debt security. The charge for the impairment was computed using the closing price of the security as of the date of the impairment. The Company's remaining investment in this corporate debt security was $2.4 million with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, we recorded an other than temporary impairment charge of $1.1 million related to eleven common stock securities. The charge for the impairment was computed using the closing prices of the securities as of the date of the impairment. The Company's remaining investment in these eleven common stock securities was $1.7 million with no unrealized gain of loss at December 31, 2008. The Company will continue to review its entire portfolio for other than temporarily impaired securities with additional attention being given to high risk securities such as the preferred stock of Freddie Mac and Fannie Mae and the one pooled trust preferred security that the Company owns.

During the year ended December 31, 2007, we recorded an other than temporary impairment charge of $233,000 related to the preferred stock of a U.S. government sponsored enterprise. The charge for the impairment was computed using the closing price of the security as of the date of the impairment. The Company's remaining investment in this security was $544,000 with no unrealized gain or loss at December 31, 2007.

Consistent with our overall business and asset/liability management strategy, which focuses on sustaining adequate levels of core earnings, most securities purchased were classified available for sale at December 31, 2008.

**U.S. Government and Agency Obligations and U.S. Government Sponsored Enterprises:** At December 31, 2008, the Company's U.S. Government and Agency securities portfolio totaled $2.0 million, all of which were classified as available for sale. The Company did not have any U.S. government sponsored enterprises. There were no structured notes or derivatives in the portfolio.

**Mortgage-Backed Securities:** The Company purchases mortgage-backed securities insured or guaranteed by U.S. Government agencies and government sponsored entities, including Fannie Mae, Freddie Mac and Ginnie Mae. We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and lower our credit risk as a result of the guarantees provided by Fannie Mae, Freddie Mac, and Ginnie Mae.

Mortgage-backed securities are created by the pooling of mortgages and the issuance of a security with an interest rate which is less than the interest rate on the underlying mortgages. Mortgage-backed securities typically represent a participation interest in a pool of single-family or multi-family mortgages, although we focus our investments on mortgage-backed securities backed by one-to-four family mortgages. The issuers of such securities pool and resell the participation interests in the form of securities to investors such as the Company and guarantee the payment of principal and interest to investors. Mortgage-backed securities generally yield less than the loans that underlie such securities because of the cost of payment guarantees, mortgage servicing and credit enhancements. However, mortgage-backed securities are usually more liquid than individual mortgage loans and may be used to collateralize the Company's borrowing obligations.

At December 31, 2008, mortgage-backed securities totaled $144.5 million, or 9.4% of assets and 9.9% of interest-earning assets, $120.4 million of which were classified as available for sale and $24.1 million of which were classified as held to maturity. At December 31, 2008, 10% of the mortgage-backed securities were backed by adjustable rate loans and 90% were backed by fixed rate mortgage loans. The available for sale mortgage-backed securities portfolio had a book yield of 5.23% at December 31, 2008 and the held to maturity mortgage-backed securities portfolio had a book yield of 5.30% at December 31, 2008. The estimated fair value of our mortgage-backed securities at December 31, 2008 was $145.5 million, which is $3.8 million more than the amortized cost of $141.7 million. Investments in mortgage-backed securities involve a risk that actual prepayments may differ from estimated prepayments over the life of the security, which may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments, thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities. In addition, the market value of such securities may be adversely affected by changes in interest rates.

The Company's investment portfolio contained no mortgage-backed securities that are subject to the risk of "sub-prime" lending as of December 31, 2008. Though the Company does not have a direct exposure to sub-prime related assets, the value and related income of the Company's mortgage-backed securities are sensitive to changes in economic conditions, including delinquencies and/or defaults on the underlying mortgages. Though the Company has not been adversely impacted by recent events affecting the mortgage industry, continuing shifts in the market's perception of credit quality on securities backed by residential mortgage loans may result in increased volatility of market price and periods of illiquidity that can negatively impact the valuation of certain securities held by the Company.

**Corporate Bonds:** At December 31, 2008, the Company's corporate bond portfolio totaled $4.9 million, all of which was classified as available for sale. The corporate bond portfolio had a book yield of 4.17% at December 31, 2008. Although corporate bonds may offer higher yields than U.S. Treasury or agency securities of comparable duration, corporate bonds also have a higher risk of default due to possible adverse changes in the credit-worthiness of the issuer. In order to mitigate this risk, our Investment Policy requires that corporate debt obligation purchases be rated "A" or better by a nationally recognized rating agency. A security that is subsequently downgraded below investment grade will require additional analysis of credit worthiness and a determination will be made to hold or dispose of the investment.

**Marketable Equity Securities:** We currently maintain a diversified equity securities portfolio. At December 31, 2008, our marketable equity securities portfolio totaled $12.9 million, or 0.8% of total assets, all of which were classified as available for sale. The portfolio consisted of $9.7 million of diversified common stock, $0.3 million of preferred stock issued by U.S. Government agencies and government sponsored entities and $2.9 million of mutual funds. At December 31, 2008, our investments in marketable equity securities consisted of investments of $9.7 million in corporate issuers, and the maximum investment in any single issuer was $2.9 million. The industries represented by our common stock investments are diverse and include banking, insurance and financial services, integrated utilities and various industrial sectors. Our investments in preferred stock consisted of investments in two government agencies, and the maximum investment in any single issuer was $205,000. The total equity portfolio will not exceed 100% of the Tier I capital of the Bank.

Investments in equity securities involve risk as they are not insured or guaranteed investments and are affected by stock market fluctuations. Such investments are carried at their market value and can directly affect our net capital position.

**Other Debt Securities:** These securities consist primarily of obligations issued by states, counties and municipalities or their agencies and include general obligation bonds, industrial development revenue bonds and other revenue bonds. Our Investment Policy requires that such state agency or municipal obligation purchases be rated "A" or better by a nationally recognized rating agency. A security that is subsequently downgraded below investment grade will require additional analysis of credit worthiness and a determination will be made to hold or dispose of the investment. At December 31, 2008, the Company's state agency and municipal obligations portfolio totaled $739,000.

**Portfolio Maturities and Yields:** The composition and maturities of the investment securities portfolio at December 31, 2008 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. State agency and municipal obligations as well as common and preferred stock yields have not been adjusted to a tax-equivalent basis. Certain mortgage-backed securities have interest rates that are adjustable and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2008, mortgage-backed securities with adjustable rates totaled $15.1 million.

| | One Year or Less | | More than One Year through Five Years | | More than Five Years through Ten Years | | More than Ten Years | | Total Securities | |
|---|---|---|---|---|---|---|---|---|---|---|
| December 31, 2008 | Fair Value | Weighted Average Yield | Fair Value | Weighted Average Yield | Fair Value | Weighted Average Yield | Fair Value | Weighted Average Yield | Fair Value | Weighted Average Yield |
| | (Dollars in Thousands) | | | | | | | | | |
| **Available for Sale** | | | | | | | | | | |
| Debt Securities: | | | | | | | | | | |
| U.S. Government and agency obligations | $ 2,048 | 1.40% | $ – | –% | $ – | –% | $ – | –% | $ 2,048 | 1.40% |
| Mortgage-backed securities | 129 | 5.36 | 2,888 | 4.02 | 2,095 | 4.87 | 115,283 | 5.27 | 120,395 | 5.23 |
| Corporate debt securities | 500 | 6.22 | 2,544 | 3.16 | – | – | 1,843 | 5.04 | 4,887 | 4.17 |
| Other debt securities | – | – | – | – | 504 | 4.31 | 235 | 4.86 | 739 | 4.49 |
| Total debt securities | $ 2,677 | 2.49% | $ 5,432 | 3.62% | $ 2,599 | 4.76% | $ 117,361 | 5.26% | $ 128,069 | 5.12% |
| Marketable equity securities | | | | | | | | | 12,940 | |
| Other equity securities | | | | | | | | | 241 | |
| Total securities available for sale | | | | | | | | | $ 141,250 | |

**Sources of Funds:**

**General:** Deposits have traditionally been the Company's primary source of funds for use in lending and investment activities. In addition to deposits, funds are derived from scheduled loan payments, investment maturities, loan prepayments, retained earnings and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition. Borrowings from the Federal Home Loan Bank of Boston ("FHLBB") may be used in the short-term to compensate for reductions in deposits and to fund loan growth. The Company may provide additional collateral to the FHLBB in order to increase its borrowing limit in the future. Additionally, the Company has a $100 million and a $153 million unsecured line of credit to obtain brokered deposits from correspondent banks, one of which is the Certificate of Deposit Account Registry Service ("CDARS") program.

**Deposits:** A majority of our depositors are persons who work or reside in Hartford, New London and Tolland Counties and, to a lesser extent, other northeastern Connecticut communities. We offer a selection of deposit instruments, including checking, savings, money market savings accounts, negotiable order of withdrawal ("NOW") accounts and fixed-rate time deposits. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. The Company had $1.7 million brokered deposits at December 31, 2008.

Interest rates paid maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies, market rates, liquidity requirements, rates paid by competitors and growth goals. To attract and retain deposits, we rely upon personalized customer service, long-standing relationships and competitive interest rates.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and other prevailing interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in obtaining funds and responding to changes in consumer demand. Based on historical experience, management believes our deposits are relatively stable. Expansion of the branch network and the commercial banking division, as well as deposit promotions and disintermediation from investment firms due to increasing uncertainty in the financial markets, has provided the Company with opportunities to attract new deposit relationships.

It is unclear whether the recent growth in deposits will reflect our historical, stable experience with deposit customers. The ability to attract and maintain money market accounts and time deposits, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. At December 31, 2008, $529.6 million, or 50.8%, of our deposit accounts were time deposits, of which $401.2 million had maturities of one year or less.

**Deposits:** The following table displays a summary of the Company's deposits as of the dates indicated:

| | At December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | | 2006 | | |
| | Balance | Percent | Weighted Average Rate | Balance | Percent | Weighted Average Rate | Balance | Percent | Weighted Average Rate |
| | (Dollars in Thousands) | | | | | | | | |
| **Deposit type:** | | | | | | | | | |
| Demand deposits | $ 116,113 | 11.1% | 0.00% | $ 99,378 | 10.5% | 0.00% | $ 93,068 | 10.5% | 0.00% |
| NOW accounts | 86,943 | 8.4 | 0.43 | 85,854 | 9.0 | 0.51 | 86,670 | 9.8 | 0.45 |
| Regular savings | 121,527 | 11.7 | 0.60 | 121,800 | 12.8 | 0.60 | 128,604 | 14.6 | 0.60 |
| Money market and investment savings | 188,110 | 18.0 | 1.78 | 120,971 | 12.7 | 3.15 | 96,442 | 10.9 | 2.23 |
| Club accounts | 227 | 0.0 | 2.04 | 216 | 0.0 | 2.04 | 211 | 0.0 | 2.04 |
| Total core accounts | 512,920 | 49.2 | 0.87 | 428,219 | 45.0 | 1.16 | 404,995 | 45.8 | 0.82 |
| Time deposits | 529,588 | 50.8 | 3.57 | 522,819 | 55.0 | 4.49 | 479,516 | 54.2 | 4.51 |
| Total deposits | $ 1,042,508 | 100.0% | 2.24% | $ 951,038 | 100.0% | 2.99% | $ 884,511 | 100.0% | 2.82% |

As of December 31, 2008, the aggregate amount of outstanding time deposits in amounts greater than or equal to $100,000 was approximately $172.0 million. The following table sets forth the maturity of those time deposits as of December 31, 2008.

| | (In Thousands) |
|---|---|
| Three months or less | $ 29,970 |
| Over three months through six months | 28,325 |
| Over six months through one year | 75,604 |
| Over one year to three years | 34,848 |
| Over three years | 3,255 |
| Total | $ 172,002 |

The following table sets forth the time deposits classified by interest rate as of the dates indicated.

| | At December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In Thousands) | | |
| Interest Rate: | | | |
| 0.00% - 1,00% | $ 1,987 | $ 1,178 | $ 1,178 |
| 1.01% - 2.00% | 632 | 1,002 | 4,440 |
| 2.01% - 3.00% | 132,356 | 60,161 | 50,526 |
| 3.01% - 4.00% | 296,257 | 42,480 | 44,589 |
| 4.01% - 5.00% | 87,475 | 327,519 | 214,049 |
| 5.01% - 6.00% | 10,881 | 90,479 | 161,675 |
| 6.01% - 7.00% | – | – | 3,059 |
| Total | $ 529,588 | $ 522,819 | $ 479,516 |

The following table sets forth the amounts and maturities of time deposits at December 31, 2008:

| | One Year and Under | Over One Year to Two Years | Over Two Years to Three Years | Over Three Years to Four Years | Over Four Years to Five Years | Thereafter | Total | Percentage of Total Time Deposit Accounts |
|---|---|---|---|---|---|---|---|---|
| | (Dollars in Thousands) | | | | | | | |
| **Interest Rate:** | | | | | | | | |
| 0.00% - 1.00% | $ 1,987 | $ – | $ – | $ – | $ – | $ – | $ 1,987 | 0.38% |
| 1.01% - 2.00% | 430 | 178 | 24 | – | – | – | 632 | 0.12 |
| 2.01% - 3.00% | 127,434 | 4,861 | 37 | – | 2 | 22 | 132,356 | 24.99 |
| 3.01% - 4.00% | 219,240 | 60,942 | 4,780 | 3,560 | 7,733 | 2 | 296,257 | 55.94 |
| 4.01% - 5.00% | 46,136 | 16,187 | 9,040 | 9,889 | 4,274 | 1,949 | 87,475 | 16.52 |
| 5.01% - 6.00% | 5,997 | 1,965 | 1,497 | 1,162 | 237 | 23 | 10,881 | 2.05 |
| Total | $ 401,224 | $ 84,133 | $ 15,378 | $ 14,611 | $ 12,246 | $ 1,996 | $ 529,588 | 100.00% |

The following table sets forth the interest-bearing deposit activities for the years indicated:

| | Years Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| | (In Thousands) | | |
| Beginning balance | $ 851,660 | $ 791,443 | $ 675,541 |
| Net increase in deposits before interest credited | 49,666 | 33,136 | 95,994 |
| Interest credited | 25,069 | 27,081 | 19,908 |
| Net increase in deposits | 74,735 | 60,217 | 115,902 |
| Ending balance | $ 926,395 | $ 851,660 | $ 791,443 |

**Borrowed Funds**

The Company's borrowings consist solely of advances from and a line of credit with the FHLBB. At December 31, 2008, we had an available line of credit with the FHLBB in the amount of $10.0 million and access to additional Federal Home Loan Bank advances of up to $76.1 million. The Company may provide additional collateral to the FHLBB in order to increase its borrowing limit in the future. Additionally, the Company has a $100 million and a $153 million unsecured line of credit to obtain brokered deposits from correspondent banks, one of which is the CDARS program. Internal policies limit borrowings to 30% of total assets, or $459.9 million at December 31, 2008.

The following table sets forth information concerning balances and interest rates on our FHLBB advances at the dates and for the periods indicated.

| | At or For the Years Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| | (Dollars in Thousands) | | |
| FHLBB Advances: | | | |
| Maximum amount of advances outstanding at any month end during the year | $ 350,897 | $ 206,785 | $ 195,637 |
| Average advances outstanding during the year | 271,545 | 183,219 | 168,942 |
| Balance outstanding at end of year | 322,882 | 201,741 | 178,110 |
| Weighted average interest rate during the year | 3.64% | 4.64% | 4.58% |
| Weighted average interest rate at the end of year | 3.30% | 4.28% | 4.59% |

**Subsidiary Activities**

Rockville Bank is currently the only subsidiary of the Company and is incorporated in Connecticut. Rockville Bank currently has the following subsidiaries all of which are incorporated in Connecticut: SBR Mortgage Company, SBR Investment Corp. and Rockville Financial Services, Inc.

**SBR Mortgage Company:** Established in December 1998, SBR Mortgage Company operates as Rockville Bank's "passive investment company" ("PIC"). A 1998 Connecticut statute allows for the creation of PICs. A properly created and maintained PIC allows Rockville Bank to contribute its real estate loans to the PIC, where they are serviced. The Company does not recognize income generated by the PIC for the purpose of Connecticut business corporations tax, nor does Rockville Bank recognize income for these purposes on the dividends it receives from the PIC. Since its establishment, our PIC has allowed us, like many other banks with Connecticut operations, to experience substantial savings on the Connecticut business corporations tax that otherwise would have applied.

**SBR Investment Corp.:** Established in January 1995, SBR Investment Corp. was established to maintain an ownership interest in Infinex Investments, Inc. ("Infinex") a third-party, non-affiliated registered broker-dealer. Infinex provides broker-dealer services for a number of banks, to their customers, including the Bank's customers through Rockville Financial Services, Inc.

**Rockville Financial Services, Inc.:** Established in May 2002, Rockville Financial Services, Inc. currently offers brokerage and investment advisory services through a contract with Infinex. In addition, Rockville Financial Services, Inc. offers customers a range of non-deposit investment products including mutual funds, debt, equity and government securities, retirement accounts, insurance products and fixed and variable annuities at all Rockville Bank locations. Rockville Financial Services, Inc. receives a portion of the commissions generated by Infinex from sales to customers. For the year ended December 31, 2008, Rockville Financial Services, Inc. received fees of $566,000 through its relationship with Infinex.

**Charitable Foundations:**

**Rockville Bank Foundation, Inc. (the "New Foundation") (formerly known as Rockville Bank Community Foundation, Inc.):** Rockville Bank Foundation, Inc., a private charitable foundation, was established in May 2005 in connection with the Company's minority stock issuance. This foundation, which is not a subsidiary of the Company, provides grants to individuals and not-for-profit organizations within the communities that Rockville Bank serves. In 2005 the Company contributed $3.9 million in stock to the New Foundation in connection with the minority stock issuance. No contributions were made to the New Foundation during 2008. Effective October 3, 2007, Rockville Bank Foundation, Inc., the Old Foundation (see below), with assets of approximately $1.2 million merged into the New Foundation. At December 31, 2008, the New Foundation had assets of approximately $5.6 million, which included Rockville Financial, Inc. stock with a value of $4.7 million at year-end. The New Foundation's Board of Directors consists of two officers of Rockville Bank, the Chairman of the Board, the Vice Chairman of the Board, and one corporator of Rockville Financial MHC, Inc.

**Rockville Bank Foundation, Inc. (the "Old Foundation"):** Effective October 3, 2007, Rockville Bank Foundation, Inc. merged into Rockville Bank Community Foundation, Inc. Rockville Bank Foundation, Inc., a private charitable foundation, was established in May 1998. This foundation, which was not a subsidiary of the Company, provided grants to individuals and not-for-profit organizations within the communities that Rockville Bank served. No contributions were made to the Old Foundation during the year of the merger. At the time of the merger, the Old Foundation had assets of approximately $1.2 million. The Old Foundation's Board of Directors consisted of two officers of Rockville Bank, the Chairman of the Board, the Vice Chairman of the Board, and one corporator of Rockville Financial MHC, Inc. These individuals also serve as the Board of Directors of Rockville Bank Community Foundation, Inc., which was established in connection with the offering.

**Bank Owned Life Insurance**

The Company owned $9.7 million Bank Owned Life Insurance ("BOLI") at December 31, 2008. These policies were purchased in 2003 and 2004 for the purpose of protecting Rockville Bank against the cost/loss due to the death of key employees and to offset Rockville Bank's future obligations to its employees under various retirement and benefit plans.

## FEDERAL AND STATE TAXATION

### Federal Taxation

**General:** Rockville Financial, Inc. and its subsidiaries are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. Rockville Financial, Inc. and its subsidiaries' tax returns have not been audited during the past five years. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Rockville Financial, Inc.

**Method of Accounting:** For Federal income tax purposes, Rockville Financial, Inc. currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing federal income tax returns.

**Bad Debt Reserves:** Prior to the Small Business Protection Act of 1996 (the "1996 Act"), Rockville Financial, Inc.'s subsidiary, Rockville Bank was permitted to establish a reserve for bad debts and to make annual additions to the reserve. These additions could, within specified formula limits, be deducted in arriving at our taxable income. As a result of the 1996 Act, Rockville Bank was required to use the specific charge off method in computing its bad debt deduction beginning with its 1996 federal tax return. Savings institutions were required to recapture any excess reserves over those established as of December 31, 1987 (base year reserve). At December 31, 2008, the subsidiary had no reserves subject to recapture in excess of its base year.

**Taxable Distributions and Recapture:** Prior to the 1996 Act, bad debt reserves created before January 1, 1988 were subject to recapture into taxable income if Rockville Bank failed to meet certain thrift asset and definitional tests. Federal legislation has eliminated these thrift-related recapture rules. At December 31, 2008, our total federal pre-1988 base year reserve was approximately $1.2 million. However, under current law, pre-1988 base year reserves remain subject to recapture if Rockville Bank makes certain non-dividend distributions, repurchases any of its stock, pays dividends in excess of tax earnings and profits, or ceases to maintain a bank charter.

**Alternative Minimum Tax:** The Internal Revenue Code of 1986, as amended (the "Code"), imposes an alternative minimum tax ("AMT") at a rate of 20% on a base of regular taxable income plus certain tax preferences which we refer to as "alternative minimum taxable income." The AMT is payable to the extent such alternative minimum taxable income is in excess of an exemption amount and the AMT exceeds the regular income tax. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain AMT payments may be used as credits against regular tax liabilities in future years. The Company has not been subject to the AMT and has no such amounts available as credits for carryover.

**Net Operating Loss Carryovers:** A corporation may carry back net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2008, Rockville Financial, Inc. had no net operating loss carryforwards for federal income tax purposes.

**Corporate Dividends-Received Deduction:** Rockville Financial, Inc. may exclude from its income 100% of dividends received from Rockville Bank as a member of the same affiliated group of corporations. To date, Rockville Bank has not paid a dividend and currently there is no plan to pay one in the near future. The corporate dividends-received deduction is 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, and corporations which own less than 20% of the stock of a corporation distributing a dividend may deduct only 70% of dividends received or accrued on their behalf.

**State Taxation**

**Connecticut State Taxation:** Rockville Financial MHC, Inc., Rockville Financial, Inc. and its subsidiaries are subject to the Connecticut corporation business tax. The Connecticut corporation business tax is based on the federal taxable income before net operating loss and special deductions and makes certain modifications to federal taxable income to arrive at Connecticut taxable income. Connecticut taxable income is multiplied by the state tax rate (7.5% for the fiscal year ending December 31, 2008) to arrive at Connecticut income tax.

In 1998, the State of Connecticut enacted legislation permitting the formation of passive investment companies by financial institutions. This legislation exempts qualifying passive investment companies from the Connecticut corporation business tax and excludes dividends paid from a passive investment company from the taxable income of the parent financial institution. Rockville Bank established a passive investment company, SBR Mortgage Company, in December 1998 and eliminated the state income tax expense of Rockville Bank effective December 31, 1998 through December 31, 2008. The State of Connecticut continues to be under pressure to find new sources of revenue, and therefore could enact legislation to eliminate the passive investment company exemption. If such legislation were enacted, Rockville Financial, Inc. would be subject to state income taxes in Connecticut.

Rockville Financial MHC, Inc. and Rockville Financial, Inc. are not currently under audit with respect to their income tax returns, and their state tax returns have not been audited for the past five years.

## SUPERVISION AND REGULATION

### General

Rockville Bank is a Connecticut-chartered stock savings bank and is a wholly-owned subsidiary of Rockville Financial, Inc., a stock corporation. Fifty-five percent of the stock of the Company is owned by Rockville Financial MHC, Inc., a Connecticut-chartered mutual holding company. Rockville Bank's deposits are insured up to applicable limits by the FDIC through the Deposit Insurance Fund ("DIF"). Rockville Bank is subject to extensive regulation by the Connecticut Banking Department, as its chartering agency, and by the Federal Deposit Insurance Corporation, as its deposit insurer. Rockville Bank is required to file reports with, and is periodically examined by, the FDIC and the Connecticut Banking Department concerning its activities and financial condition. It must obtain regulatory approvals prior to entering into certain transactions, such as mergers. Rockville Financial, Inc., as a bank holding company, is subject to regulation by and is required to file reports with the Federal Reserve Bank of Boston ("FRB"). Any change in such regulations, whether by the Connecticut Banking Department, the FDIC or the FRB, could have a material adverse impact on Rockville Bank or Rockville Financial, Inc.

### Connecticut Banking Laws And Supervision

**Connecticut Banking Commissioner:** The Commissioner regulates internal organization as well as the deposit, lending and investment activities of state chartered banks, including Rockville Bank. The approval of the Commissioner is required for, among other things, the establishment of branch offices and business combination transactions. The Commissioner conducts periodic examinations of Connecticut-chartered banks. The FDIC also regulates many of the areas regulated by the Commissioner, and federal law may limit some of the authority provided to Connecticut-chartered banks by Connecticut law.

**Lending Activities:** Connecticut banking laws grant banks broad lending authority. With certain limited exceptions, any one obligor under this statutory authority may not exceed 10% and 15%, respectively, of a bank's capital and allowance for loan losses.

**Dividends:** The Bank may pay cash dividends out of its net profits. For purposes of this restriction, "net profits" represents the remainder of all earnings from current operations. Further, the total amount of all dividends declared by a savings bank in any year may not exceed the sum of a bank's net profits for the year in question combined with its retained net profits from the preceding two years. Federal law also prevents an institution from paying dividends or making other capital distributions that, if by doing so, would cause it to become "undercapitalized." The FDIC may limit a savings bank's ability to pay dividends. No dividends may be paid to the Bank's shareholder if such dividends would reduce stockholders' equity below the amount of the liquidation account required by the Connecticut conversion regulations.

**Branching Activities:** Any Connecticut-chartered bank meeting certain statutory requirements may, with the Commissioner's approval, establish and operate branches in any town or towns within the state and establish mobile branches.

**Investment Activities:** Connecticut law requires the Board of Directors of each Connecticut bank to adopt annually an investment policy to govern the types of investments it makes, and to periodically review a bank's adherence to its investment policy. The investment policy must establish standards for the making of prudent investments and procedures for divesting investments no longer deemed consistent with a bank's investment policy. In recent years, Connecticut law has expanded bank investment activities.

Connecticut banks may invest in debt securities and debt mutual funds without regard to any other liability to the Connecticut bank of the maker or issuer of the debt securities and debt mutual funds, if the debt securities and debt mutual funds are rated in the three highest rating categories or otherwise deemed to be a prudent investment, and so long as the total amount of debt securities and debt mutual funds of any one issuer will not exceed 25% of the Bank's total capital and allowance for loan losses and the total amount of all its investments in debt securities and debt mutual funds will not exceed 25% of its assets. In addition, a Connecticut bank may invest in certain government and agency obligations according to the same standards as debt securities and debt mutual funds except without any percentage limitation.

Similarly, Connecticut banks may invest in equity securities and equity mutual funds without regard to any other liability to the Connecticut bank of the issuer of equity securities and equity mutual funds, so long as the total amount of equity securities and equity mutual funds of any one issuer does not exceed 25% of the bank's total capital and allowance for loan losses and the total amount of the bank's investment in all equity securities and equity mutual funds does not exceed 25% of the bank's total capital and allowance for loan losses. Banks insured by the FDIC may invest up to 100% of their Tier I capital in equity securities.

**Powers:** Connecticut law permits Connecticut banks to sell insurance and fixed and variable rate annuities if licensed to do so by the Connecticut Insurance Commissioner. With the prior approval of the Commissioner, Connecticut banks are also authorized to engage in a broad range of activities related to the business of banking, or that are financial in nature or that are permitted under the Bank Holding Company Act ("BHCA") or the Home Owners' Loan Act ("HOLA"), both federal statutes, or the regulations promulgated as a result of these statutes. Connecticut banks are also authorized to engage in any activity permitted for a national bank or a federal savings association upon filing notice with the Commissioner unless the Commissioner disapproves the activity.

**Assessments:** Connecticut banks are required to pay annual assessments to the Connecticut Banking Department to fund the Department's operations. The general assessments are paid pro-rata based upon a bank's asset size.

**Enforcement:** Under Connecticut law, the Commissioner has extensive enforcement authority over Connecticut banks and, under certain circumstances, affiliated parties, insiders, and agents. The Commissioner's enforcement authority includes cease and desist orders, fines, receivership, conservatorship, removal of officers and directors, emergency closures, dissolution and liquidation.

### Federal Regulations

**Capital Requirements:** Under FDIC regulations, federally insured state-chartered banks that are not members of the Federal Reserve System ("state non-member banks"), such as Rockville Bank, are required to comply with minimum leverage capital requirements. For an institution determined by the FDIC to not be anticipating or experiencing significant growth and to be, in general, a strong banking organization, rated composite 1 under the Uniform Financial Institutions Ranking System established by the Federal Financial Institutions Examination Council, the minimum capital leverage requirement is a ratio of Tier I capital to total assets of 3%. For all other institutions, the minimum leverage capital ratio is 4%. Tier I capital is the sum of common stockholders' equity, non-cumulative perpetual preferred stock (including any related surplus) and minority investments in certain subsidiaries, less intangible assets (except for certain servicing rights and credit card relationships) and certain other specified items.

The FDIC regulations require state non-member banks to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of regulatory capital to regulatory risk-weighted assets is referred to as a bank's "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance sheet items (including recourse obligations, direct credit substitutes and residual interests) to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk. For example, under the FDIC's risk-weighting system, cash and securities backed by the full faith and credit of the U.S. government are given a 0% risk weight, loans secured by one-to-four family residential properties generally have a 50% risk weight, and commercial loans have a risk weighting of 100%.

State non-member banks such as Rockville Bank, must maintain a minimum ratio of total capital to risk-weighted assets of 8%, of which at least one-half must be Tier I capital. Total capital consists of Tier I capital plus Tier 2 or supplementary capital items, which include allowances for loan losses in an amount of up to 1.25% of risk-weighted assets, cumulative preferred stock and certain other capital instruments, and a portion of the net unrealized gain on equity securities. The includable amount of Tier 2 capital cannot exceed the amount of the institution's Tier I capital. Banks that engage in specified levels of trading activities are subject to adjustments in their risk based capital calculation to ensure the maintenance of sufficient capital to support market risk.

The Federal Deposit Insurance Corporation Improvement Act (the "FDICIA") required each federal banking agency to revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk, concentration of credit risk, and the risk of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. The FDIC, along with the other federal banking agencies, has adopted a regulation providing that the agencies will take into account the exposure of a bank's capital and economic value to changes in interest rate risk in assessing a bank's capital adequacy. The FDIC also has authority to establish individual minimum capital requirements in appropriate cases upon determination that an institution's capital level is, or is likely to become, inadequate in light of the particular circumstances.

As a bank holding company, Rockville Financial, Inc. is subject to capital adequacy guidelines for bank holding companies similar to those of the FDIC for state-chartered banks. Rockville Financial, Inc.'s stockholders' equity exceeds these requirements.

**Standards for Safety and Soundness:** As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness which sets forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. More recently, the agencies have established standards for safe guarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

**Investment Activities:** Since the enactment of the FDICIA, all state-chartered FDIC insured banks, including savings banks, have generally been limited in their investment activities to principal and equity investments of the type and in the amount authorized for national banks, notwithstanding state law. The FDICIA and the FDIC permit exceptions to these limitations. The FDIC is authorized to permit such institutions to engage in state authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if they meet all applicable capital requirements and it is determined that such activities or investments do not pose a significant risk to the DIF. The FDIC has adopted revisions to its regulations governing the procedures for institutions seeking approval to engage in such activities or investments. For example, state chartered banks, such as Rockville Bank, may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange or the NASDAQ Global Select Stock Market and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. Rockville Bank received grandfathered authority from the FDIC to invest in listed stock and/or registered shares. The maximum permissible investment is 100% of Tier I Capital, as specified by the FDIC's regulations, or the maximum amount permitted by Connecticut law, whichever is less. Such grandfathered authority may be terminated upon the FDIC's determination that such investments pose a safety and soundness risk to Rockville Bank or if it converts its charter or undergoes a change in control. As of December 31, 2008, Rockville Bank had $9.7 million of securities which were held under such authority. The Gramm-Leach-Bliley Act of 1999 (the "GLB Act") specifies that a non-member bank may control a subsidiary that engages in activities as principal that would only be permitted for a national bank to conduct in a "financial subsidiary" if a bank meets specified conditions and deducts its investment in the subsidiary for regulatory capital purposes.

**Interstate Branching:** Beginning June 1, 1997, the Interstate Banking Act (the "IBA") permitted the responsible federal banking agencies to, under certain circumstances, approve acquisition transactions between banks located in different states, regardless of whether the acquisition would be prohibited under the law of the two states. The IBA also permitted a state to "opt in" to the provisions of the IBA before June 1, 1997, and permitted a state to "opt out" of the provisions of the IBA by adopting appropriate legislation before that date. In 1995, Connecticut affirmatively "opted-in" to the provisions of the IBA. Accordingly, beginning June 1, 1997, the IBA permitted a Connecticut-chartered bank to acquire institutions in a state other than Connecticut unless the other state had opted out of the IBA. The IBA also authorizes *de novo* branching into another state if the host state enacts a law expressly permitting out of state banks to establish such branches within its borders.

**Prompt Corrective Regulatory Action:** Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to banks that do not meet minimum capital requirements. For these purposes, the law establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The FDIC has adopted regulations to implement the prompt corrective action legislation. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier I risk-based capital ratio of 6% or greater and a leverage ratio of 5% or greater. An institution is "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier I risk-based capital ratio of 4% or greater, and generally a leverage ratio of 4% or greater. An institution is "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier I risk-based capital ratio of less than 4%, or generally a leverage ratio of less than 4%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier I risk-based capital ratio of less than 3%, or a leverage ratio of less than 3%. An institution is considered to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. As of December 31, 2008, Rockville Bank was a "well capitalized" institution.

"Undercapitalized" banks must adhere to growth, capital distribution (including dividend) and other limitations and are required to submit a capital restoration plan. A bank's compliance with such a plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5% of the institution's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an "undercapitalized" bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" banks must comply with one or more of a number of additional restrictions, including but not limited to an order by the FDIC to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, cease receipt of deposits from correspondent banks or dismiss directors or officers, and restrictions on interest rates paid on deposits, compensation of executive officers and capital distributions by the parent holding company. "Critically undercapitalized" institutions are subject to additional measures including, subject to a narrow exception, the appointment of a receiver or conservator within 270 days after it obtains such status.

**Transactions with Affiliates:** Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act (the "FRA"). In a holding company context, at a minimum, the parent holding company of a savings bank and any companies which are controlled by such parent holding company are affiliates of the savings bank. Generally, Section 23A limits the extent to which the savings bank or its subsidiaries may engage in "covered transactions" with any one affiliate to 10% of such savings bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to 20% of capital stock and surplus. The term "covered transaction" includes, among other things, the making of loans or other extensions of credit to an affiliate and the purchase of assets from an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, acceptances on letters of credit issued on behalf of an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same, or no less favorable, to the savings bank or its subsidiary as similar transactions with non-affiliates. Further, Section 22(h) of the FRA restricts an institution with respect to loans to directors, executive officers, and principal stockholders ("insiders"). Under Section 22(h), loans to insiders and their related interests may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Loans to insiders above specified amounts must receive the prior approval of the Board of Directors.

Further, under Section 22(h), loans to Directors, executive officers and principal stockholders must be made on terms substantially the same as offered in comparable transactions to other persons, except that such insiders may receive preferential loans made under a benefit or compensation program that is widely available to the bank's employees and does not give preference to the insider over the employees. Section 22(g) of the FRA places additional limitations on loans to executive officers.

**Enforcement:** The FDIC has extensive enforcement authority over insured savings banks, including Rockville Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under Federal law to appoint a conservator or receiver for an insured bank under limited circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured state non-member bank if that bank was "critically undercapitalized" on average during the calendar quarter beginning 270 days after the date on which the institution became "critically undercapitalized." The FDIC may also appoint itself as conservator or receiver for an insured state non-member institution under specific circumstances on the basis of the institution's financial condition or upon the occurrence of other events, including: (1) insolvency; (2) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (3) existence of an unsafe or unsound condition to transact business; and (4) insufficient capital, or the incurring of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment without federal assistance.

**Insurance of Deposit Accounts**

The FDIC has adopted a risk-based insurance assessment system. The FDIC assigns an institution to one of three capital categories based on the institution's financial condition consisting of (1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and one of three supervisory subcategories within each capital group. The supervisory subgroup to which an institution is assigned is based on a supervisory evaluation provided to the FDIC by the institution's primary federal regulator and information which the FDIC determines to be relevant to the institution's financial condition and the risk posed to the deposit insurance funds. An institution's assessment rate depends on the capital category and supervisory category to which it is assigned. Assessment rates for insurance fund deposits currently range from 0 basis points for the strongest institution to 27 basis points for the weakest. DIF members are also required to assist in the repayment of bonds issued by the Financing Corporation in the late 1980's to recapitalize the Federal Savings and Loan Insurance Corporation.

In October 2008, the FDIC approved the increased insurance limit of $250,000 per regular account effective through 2009, after which the standard coverage limit will return to $100,000 for all deposit categories except IRAs and certain retirement accounts which will continue to be insured up to $250,000. Unlimited deposit insurance coverage is available through December 31, 2009, for non-interest bearing transaction accounts at Rockville Bank, as the Bank is participating in FDIC's Temporary Liquidity Guarantee Program. Additionally, the FDIC approved a plan for rebuilding the DIF after several bank failures in 2008. The FDIC plan aims to rebuild the DIF within five years; the first assessment increase is a uniform seven basis points effective January 2009. On February 27, 2009, the FDIC issued a proposal to impose a 20 basis point one-time premium on all FDIC-insured banks based on deposits as of June 30, 2009. This proposal is currently out for comment. The FDIC will issue a final rule in early 2009, to take effect April 1, 2009, to change the way the FDIC's assessment system differentiates for risk. For the years ended December 31, 2008, 2007 and 2006, the total FDIC assessments were $654,000, $229,000 and $103,000, respectively. The FDIC has exercised its authority to raise assessment rates for 2009, and may raise insurance premiums in the future. If such action is taken by the FDIC it could have an adverse effect on the earnings of the Company.

In November 2006, the FDIC Board of Directors approved a final rule to implement a One-Time Assessment Credit, as required by the Federal Deposit Insurance Act of 2005 ("Reform Act"). The

FDIC will apply an eligible institution's One-Time Assessment Credit against the institution's future assessments to the maximum extent allowed by the statute. Credits available to an institution to be used to offset the institution's insurance assessment were effective with the June 2007 invoice. For assessments that were due in 2008 and that become due for periods in the fiscal years 2009 and 2010, the Federal Deposit Insurance Act provides that credits may not be applied to more than 90 percent of an institution's assessment. Also as a result of the Reform Act, the FDIC is in the process of revising its risk based assessment system.

The FDIC may terminate insurance of deposits if it finds that the institution is in an unsafe or unsound condition to continue operations, has engaged in unsafe or unsound practices, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of the Company does not know of any practice, condition or violations that might lead to termination of deposit insurance.

**Federal Reserve System**

The FRB regulations require depository institutions to maintain noninterest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts. The Company is in compliance with these requirements.

**Federal Home Loan Bank System**

The Company is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank in an amount at least equal to the sum of 0.35% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, and up to 4.5% of its advances (borrowings) from the Federal Home Loan Bank of Boston. The Company was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2008 of $17.0 million and $11.2 million at December 31, 2007. At December 31, 2008, Rockville Bank had $322.9 million in Federal Home Loan Bank advances compared to $201.7 million at December 31, 2007.

The Federal Home Loan Banks are required to provide funds for certain purposes including the resolution of insolvent thrifts in the late 1980s and to contributing funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, a member bank affected by such reduction or increase would likely experience a reduction in its net interest income. Recent legislation has changed the structure of the Federal Home Loan Banks' funding obligations for insolvent thrifts, revised the capital structure of the Federal Home Loan Banks and implemented entirely voluntary membership for Federal Home Loan Banks. For the years ended December 31, 2008, 2007 and 2006, cash dividends from the Federal Home Loan Bank to the Company amounted to approximately $473,000, $658,000 and $521,000; respectively. There can be no assurance that such dividends will continue in the future. Further, there can be no assurance that the impact of recent or future legislation on the Federal Home Loan Banks also will not cause a decrease in the value of the Federal Home Loan Bank of Boston stock held by the Company.

**Holding Company Regulation**

**General:** As a bank holding company, Rockville Financial, Inc. is subject to comprehensive regulation and regular examinations by the Federal Reserve Board. The Federal Reserve Board also has extensive enforcement authority over bank holding companies, including, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to require that a holding company divest subsidiaries (including its bank subsidiaries). In general, enforcement actions may be initiated for violations of law and regulations and unsafe or unsound practices. Under Connecticut banking law, no person may acquire beneficial ownership of more than 10% of any class of voting securities of a Connecticut-chartered bank, or any bank holding company of such a bank, without prior notification of, and lack of disapproval by, the Connecticut Banking Commissioner. The Connecticut Banking Commissioner will disapprove the acquisition if the bank or holding company to be acquired has been in existence for less than five years, unless the Connecticut Banking Commissioner waives this five year restriction, or if the acquisition would result in the acquirer controlling 30% or more of the total amount of deposits in insured depository institutions in Connecticut. Similar restrictions apply to any person who holds in excess of 10% of any such class and desires to increase its holdings to 25% or more of such class.

Under Federal Reserve Board policy, a bank holding company must serve as a source of strength for its subsidiary bank. Under this policy, the Federal Reserve Board may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank. As a bank holding company, Rockville Financial, Inc. must obtain Federal Reserve Board approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

The Banking Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things: (i) operating a savings institution, mortgage company, finance company, credit card company or factoring company; (ii) performing certain data processing operations; (iii) providing certain investment and financial advice; (iv) underwriting and acting as an insurance agent for certain types of credit-related insurance; (v) leasing property on a full-payout, non-operating basis; (vi) selling money orders, travelers' checks and United States savings bonds; (vii) real estate and personal property appraising; (viii) providing tax planning and preparation services; (ix) financing and investing in certain community development activities; and (x) subject to certain limitations, providing securities brokerage services for customers.

**Dividends:** The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve Board's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The FRB also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve Board, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

Bank holding companies are required to give the Federal Reserve Board prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the consolidated net worth of the bank holding company. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order or any condition imposed by, or written agreement with, the Federal Reserve Board. This notification requirement does not apply to any company that meets the well-capitalized standard for commercial banks, is "well managed" within the meaning of the Federal Reserve Board regulations and is not subject to any unresolved supervisory issues.

**Financial Modernization:** The Gramm-Leach-Bliley Act permits greater affiliation among banks, securities firms, insurance companies, and other companies under a new type of financial services company known as a "financial holding company." A financial holding company essentially is a bank holding company with significantly expanded powers. Financial holding companies are authorized by statute to engage in a number of financial activities previously impermissible for bank holding companies, including securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; and merchant banking activities. The act also permits the Federal Reserve Board and the Treasury Department to authorize additional activities for financial holding companies if they are "financial in nature" or "incidental" to financial activities. A bank holding company may become a financial holding company if each of its subsidiary banks is well capitalized, well managed, and has at least a "satisfactory" Community Reinvestment Act rating. A financial holding company must provide notice to the Federal Reserve Board within 30 days after commencing activities previously determined by statute or by the Federal Reserve Board and Department of the Treasury to be permissible. Rockville Financial, Inc. has not submitted notice to the Federal Reserve Board of its intent to be deemed a financial holding company. However, it is not precluded from submitting a notice in the future should it wish to engage in activities only permitted to financial holding companies.

**Miscellaneous Regulation**

**Sarbanes-Oxley Act of 2002:** The Sarbanes-Oxley Act of 2002 implemented legislative reforms intended to address corporate and accounting fraud. In addition to the establishment of a new accounting oversight board which will enforce auditing, quality control and independence standards and will be funded by fees from all publicly traded companies, the bill restricts provision of both auditing and consulting services by accounting firms. To ensure auditor independence, any non-audit services being provided to an audit client requires pre-approval by the company's audit committee members. In addition, the audit partners must be rotated. The bill requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. In addition, under the Sarbanes-Oxley Act, counsel is required to report evidence of a material violation of the securities laws or a breach of fiduciary duty by a company to its chief executive officer or its chief legal officer, and, if such officer does not appropriately respond, to report such evidence to the audit committee or other similar committee of the Board of Directors, or the Board itself. Directors and executive officers must also provide information for most changes in ownership in a company's securities within two business days of the change.

The Sarbanes-Oxley Act also increased the oversight of, and codifies certain requirements relating to audit committees of public companies and how they interact with the company's "registered public accounting firm" ("RPAF"). Audit Committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the issuer. In addition, companies must disclose whether at least one member of the committee is a "financial expert" (as such term is defined by the SEC) and if not, why not. Under the Sarbanes-Oxley Act, a RPAF is prohibited from performing statutorily mandated audit services for a company if such company's chief executive officer, chief financial officer, comptroller, chief accounting officer or any person serving in equivalent positions has been employed by such firm and participated in the audit of such company during the one-year period preceding the audit initiation date. The Sarbanes-Oxley Act also prohibits any officer or director of a company or any other person acting under their direction from taking any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the audit of the company's financial statements for the purpose of rendering the financial statements materially misleading. Under the Sarbanes-Oxley Act the SEC has prescribed rules requiring inclusion of an internal control report and assessment by management in the annual report to stockholders. The Sarbanes-Oxley Act requires the RPAF that issues the audit report to attest to and report on management's assessment of the company's internal controls. In addition, the Sarbanes-Oxley Act requires that each financial report required to be prepared in accordance with (or reconciled to) generally accepted accounting principles and filed with the SEC reflect all material correcting adjustments that are identified by a RPAF in accordance with generally accepted accounting principles and the rules and regulations of the SEC.

**Community Reinvestment Act:** Under the Community Reinvestment Act ("CRA"), as amended as implemented by FDIC regulations, a bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA does require the FDIC, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Rockville Bank's latest FDIC CRA rating was "outstanding."

Connecticut has its own statutory counterpart to the CRA which is also applicable to Rockville Bank. The Connecticut version is generally similar to the CRA but utilizes a five-tiered descriptive rating system. Connecticut law requires the Commissioner to consider, but not be limited to, a bank's record of performance under Connecticut law in considering any application by the bank to establish a branch or other deposit-taking facility, to relocate an office or to merge or consolidate with or acquire the assets and assume the liabilities of any other banking institution. Rockville Bank's most recent rating under Connecticut law was "outstanding."

**Consumer Protection And Fair Lending Regulations:** The Company is subject to a variety of federal and Connecticut statutes and regulations that are intended to protect consumers and prohibit discrimination in the granting of credit. These statutes and regulations provide for a range of sanctions for non-compliance with their terms, including imposition of administrative fines and remedial orders, and referral to the Attorney General for prosecution of a civil action for actual and punitive damages and injunctive relief. Certain of these statutes authorize private individual and class action lawsuits and the award of actual, statutory and punitive damages and attorneys' fees for certain types of violations.

**The USA Patriot Act:** On October 26, 2001, the USA PATRIOT Act was enacted. The Act gives the federal government new powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. The Act also requires the federal banking regulators to take into consideration the effectiveness of controls designed to combat money-laundering activities in determining whether to approve a merger or other acquisition application of an FDIC-insured institution. As such, if the Company or the Bank were to engage in a merger or other acquisition, the effectiveness of its anti-money-laundering controls would be considered as part of the application process. The Company has established policies, procedures and systems to comply with the applicable requirements of the law. The Patriot Act was reauthorized and modified with the enactment of the USA Patriot Improvement and Reauthorization Act of 2005.

**Conversion of Rockville Financial MHC, Inc. to Stock Form:** Connecticut law permits Rockville Financial MHC, Inc. to convert from the mutual form of organization to the capital stock form of organization (a "Conversion Transaction"). The Board of Directors has no current intention or plan to undertake a Conversion Transaction. However, in a Conversion Transaction a new holding company would be formed as the successor to Rockville Financial, Inc. (the "New Holding Company"), Rockville Financial MHC, Inc.'s corporate existence would end, and certain depositors of Rockville Bank would receive the right to subscribe for additional shares of the New Holding Company. In a Conversion Transaction, each share of common stock held by stockholders other than Rockville Financial MHC, Inc. ("Minority Stockholders") would be automatically converted into a number of shares of common stock of the New Holding Company determined pursuant an exchange ratio that ensures that Minority Stockholders own the same percentage of common stock in the New Holding Company as they owned in Rockville Financial, Inc. immediately prior to the Conversion Transaction. The total number of shares held by Minority Stockholders after a Conversion Transaction also would be increased by any purchases by Minority Stockholders in the stock offering conducted as part of the Conversion Transaction.

**Dividend Waivers By Rockville Financial MHC, Inc.**

It has been the policy of a number of mutual holding companies to waive the receipt of dividends declared by their savings institution subsidiary. In connection with its approval of the reorganization however, the Federal Reserve Board imposed certain conditions on the waiver by Rockville Financial MHC, Inc. of dividends paid on the common stock by Rockville Financial, Inc. In particular, the Federal Reserve Board required that Rockville Financial MHC, Inc. obtain the prior approval of the Federal Reserve Board before Rockville Financial MHC, Inc. may waive any dividends from Rockville Financial, Inc. As of the date hereof, we are not aware that the Federal Reserve Board has given its approval to any waiver of dividends of any mutual holding company that has requested such approval.

The Federal Reserve Board approval of the reorganization also required that the amount of any dividends waived by Rockville Financial MHC, Inc. will not be available for payment to the public stockholders of Rockville Financial, Inc. (*i.e.*, stockholders other than Rockville Financial MHC, Inc.) and that such amounts will be excluded from Rockville Financial, Inc.'s capital for purposes of calculating dividends payable to the public stockholders. Moreover, Rockville Bank is required to maintain the cumulative amount of dividends waived by Rockville Financial MHC, Inc. in a restricted capital account that would be added to the liquidation account established in the reorganization. This amount would not be available for distribution to public stockholders. The restricted capital account and liquidation account amounts would not be reflected in Rockville Bank's financial statements, but would be considered as a notational or memorandum account of Rockville Bank. These accounts would be maintained in accordance with the laws, rules, regulations and policies of the Connecticut Banking Department and the Plan of Reorganization and Minority Stock Issuance.

Rockville Financial MHC, Inc. has not waived any dividends paid or declared by Rockville Financial, Inc. and currently does not expect to waive dividends declared by Rockville Financial, Inc. If Rockville Financial MHC, Inc. decides that it is in its best interest to waive a particular dividend to be paid by Rockville Financial, Inc. and the Federal Reserve Board approves such waiver, then Rockville Financial, Inc. would pay such dividend only to its public stockholders. The amount of the dividend waived by Rockville Financial MHC, Inc. would be treated in the manner described above. Rockville Financial MHC, Inc.'s decision as to whether or not to waive a particular dividend will depend on a number of factors, including Rockville Financial MHC, Inc.'s capital needs, the investment alternatives available to Rockville Financial MHC, Inc. as compared to those available to Rockville Financial, Inc., and the possibility of regulatory approvals. We cannot guarantee:

- that Rockville Financial MHC, Inc. will waive dividends paid by Rockville Financial, Inc.;
- that, if we make application to waive a dividend, the Federal Reserve Board will approve such dividend waiver request; or
- what conditions may be imposed by the Federal Reserve Board on any dividend waiver.

**Federal Securities Laws**

Rockville Financial, Inc.'s common stock is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

## Item 1A. Risk Factors

An investment in Rockville Financial, Inc.'s common stock involves risk. The following discussion highlights risks management believes are material for our company, but does not necessarily include all risks that we may face. You should carefully consider the following risk factors and read this Form 10-K in its entirety, when evaluating whether to make an investment in the Company's common stock.

**The impact on the Company and the Bank of recently enacted legislation, in particular the Emergency Economic Stabilization Act ("EESA") of 2008 and its implementing regulations cannot be predicted at this time.**

On October 3, 2008, President Bush signed into law the EESA, which includes the Troubled Asset Relief Program ("TARP"). The legislation was in response to the financial crises affecting the banking system and financial markets. EESA is expected to have a profound effect on the financial services industry. The effect of programs developed under EESA, including the TARP and Capital Purchase Program ("CPP"), could dramatically change the competitive environment of the Company.

TARP gave the Treasury authority to deploy up to $700.0 billion into the financial system with an objective of improving liquidity in capital markets. On October 14, 2008, Treasury announced plans to direct $250.0 billion of this authority into preferred stock investments in banks (the CPP), the first $125.0 billion of which has been allocated to nine major financial institutions. By the end of December 2008, an additional $100.0 billion was allocated to American International Group, the Federal Reserve Bank of New York, Citigroup and U.S. automakers, General Motors and Chrysler. In January 2009, the remaining $350.0 billion was also released by Congress.

The Company is not participating in the CPP, however, the actual impact that EESA and the implementation of its programs, or any other governmental program will have on the financial markets and the Company cannot reliably be determined at this time.

**Unprecedented disruption and significantly increased risk in the financial markets.**

The banking industry experienced unprecedented turmoil in 2008 as some of the world's major financial institutions collapsed, were seized or were forced into mergers as the credit markets tightened and the economy headed into a recession and has eroded confidence in the world's financial system. As we have seen in the past year, there have been unintended consequences (i.e. investors are hesitant to invest in the financial sector for fear of losing their investment) from the measures taken by the Government in an effort to stabilize the economy. There can be no assurance that the Company will not be impacted by the current crisis in a way we cannot currently predict or mitigate, but we will continue to navigate this landscape for the long-term benefit of our shareholders.

**Future Changes in Interest Rates May Reduce our Profits Which Could Have a Negative Impact on The Value of Our Stock.**

Our ability to make a profit largely depends on our net interest income, which could be negatively affected by changes in interest rates. Net interest income is the difference between: the interest income we earn on our interest-earning assets, such as loans and securities; and the interest expense we pay on our interest-bearing liabilities, such as deposits and borrowings.

The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many banks, our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility due to market interest rate changes over time. In a period of rising interest rates, the interest income earned on our assets may not increase as rapidly as the interest paid on our liabilities. In a period of declining interest rates, the interest income earned on our assets may decrease more rapidly than the interest paid on our liabilities. We diligently manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. We measure interest rate risk under various rate scenarios using specific criteria and assumptions. A summary of this process, along with the results of our net interest income simulations is presented within "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" of this Annual Report on Form 10-K.

In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A reduction in interest rates results in increased prepayments of loans and mortgage-backed and related securities, as borrowers refinance their debt in order to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities.

**We Are Subject to Lending Risk and Could Incur Losses In Our Loan Portfolio Despite Our Underwriting Practices.**

There are risks inherent in making any loan, including those related to dealing with individual borrowers, nonpayment, uncertainties as to the future value of collateral and changes in economic and industry conditions. We attempt to closely manage our credit risk through prudent loan underwriting and application approval procedures, careful monitoring of concentrations of our loans within specific industries and periodic independent reviews of outstanding loans by our loan management department and third party loan review specialists. We cannot assure that such approval and monitoring procedures will reduce these credit risks.

Increases in interest rates and/or weakening economic conditions could adversely impact the ability of borrowers to repay their outstanding loans. In the past, we have focused on providing adjustable-rate mortgages ("ARM's") to decrease the risk related to changes in the interest rate environment; however, these types of loans also involve other risks. As interest rates rise, the customers' payments on an ARM also increase to the extent permitted by the loan terms thereby increasing the potential for default. Also, when interest rates decline substantially, borrowers tend to refinance into fixed-rate loans. In addition, recent declines in real estate values and the slowdown in the housing market may make it more difficult for borrowers experiencing financing difficulty to sell their homes or refinance their debt due to their declining collateral values.

Our financial results may be adversely affected by changes in prevailing economic conditions, including decreases in real estate values, changes in interest rates which may cause a decrease in interest rate spreads, adverse employment conditions, the monetary and fiscal policies of the federal government and other significant external events. Because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. At December 31, 2008, loans secured by real estate represented 91% of our total loans, largely secured by properties located in Hartford, New London, and Tolland Counties. A portion of the Company's commercial real estate loans are originated under a regional real estate program limited to the Northeast. Adverse changes in the economy also may have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings.

As of December 31, 2008, approximately 42% of our loan portfolio consisted of commercial and industrial, commercial construction and land development, commercial business loans, and commercial real estate loans. These types of loans involve increased risks because the borrower's ability to repay the loan typically depends primarily on the successful operation of the business or the property securing the loan. Additionally, these loans are primarily made to small- or middle-market business customers who may have vulnerability to economic conditions and who may not have experienced a complete business or economic cycle. These types of loans are also typically larger than single-family residential mortgage loans or consumer loans. Because our loan portfolio contains a significant number of commercial and industrial, commercial construction and land development, commercial business loans, and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. An increase in non-performing loans would result in a reduction in interest income recognized on loans. An increase in non-performing loans also could require us to increase the provision for losses on loans and increase loan charge-offs, both of which would reduce our net income.

Due to the growth experienced in our commercial real estate and commercial business loans over the past few years during a declining rate environment, our unseasoned adjustable rate loans have not been subject to an increasing rate environment. A significant portion of our loan portfolio is unseasoned and may not perform as expected, if interest rates increase, it may result in higher future charges for loan losses. Although we believe that our loan growth has been achieved without compromising loan underwriting standards, commercial business and commercial real estate loans are inherently riskier than residential mortgage loans, historically our primary loan product.

All of these factors could have a material adverse effect on our financial condition and results of operations. See further discussion on our commercial loan portfolio in "Loans" within "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

**If Our Allowance for Loan Losses is Not Sufficient to Cover Actual Loan Losses, Our Earnings Could Decrease.**

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. Recent declines in real estate values may impact the collateral values that secure our real estate loans. The impact of these declines on the original appraised values of secured collateral is difficult to estimate and may not be reflective of the current market values. In determining the amount of the allowance for loan losses, we review our loss and delinquency experience on different loan categories and we evaluate existing economic conditions. If our assumptions are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance which would decrease our net income. Although we are unaware of any specific problems with our loan portfolio that would require any increase in our allowance at the present time, it may need to be increased further in the future due to our emphasis on loan growth and on increasing our portfolio of commercial business and commercial real estate loans.

In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, although we are unaware of any reason for them to do so at the present time. Any increase in our allowance for loan losses or loan charge-offs as required by these regulatory authorities may have a material adverse effect on our results of operations and financial condition.

**Our Stock Value May be Negatively Affected by Federal Regulations Restricting Takeovers and our Mutual Holding Company Structure.**

**Federal and Connecticut Regulations Restricting Takeovers:** The Change in Bank Control Act and the Bank Holding Company Act together with Federal Reserve Board regulations promulgated under those laws, require that a person obtain the consent of the Federal Reserve Board before attempting to acquire control of a bank holding company. In addition, the Plan of Reorganization and Minority Stock Issuance pursuant to which Rockville Financial, Inc. was created contains a provision allowed under Connecticut Banking regulations requiring the approval of the Connecticut Banking Commissioner prior to an offer being made to purchase or acquire 10% or more of Rockville Financial, Inc.'s stock through May 20, 2010.

**The Mutual Holding Company Structure May Impede Takeovers:** Rockville Financial MHC, Inc., as the majority stockholder of Rockville Financial, Inc., will be able to control the outcome of most matters presented to stockholders for their approval, including a proposal to acquire Rockville Financial, Inc. Accordingly, Rockville Financial MHC, Inc. may prevent the sale of or merger of Rockville Financial, Inc. or its subsidiaries even if such a transaction were favored by a majority of the public stockholders of Rockville Financial, Inc. Also, the Certificate of Incorporation of Rockville Financial MHC, Inc. contains several provisions which make such a transaction more difficult to achieve than otherwise.

**Persons Who Purchase Our Stock Will Own a Minority of Rockville Financial, Inc.'s Common Stock and Will Not Be Able to Exercise Voting Control Over Most Matters Put to a Vote of Stockholders.**

Public stockholders own a minority of the outstanding shares of Rockville Financial, Inc.'s common stock. Rockville Financial MHC, Inc. owns a majority of Rockville Financial, Inc.'s common stock and is able to exercise voting control over most matters put to a vote of stockholders. The same Directors who govern Rockville Financial, Inc. and Rockville Bank also govern Rockville Financial MHC, Inc. In addition, Rockville Financial MHC, Inc. may exercise its voting control to prevent a sale or merger transaction in which stockholders could receive a premium for their shares. In that regard, Rockville Financial MHC, Inc.'s Certificate of Incorporation requires its Board of Directors to consider the impact of its actions on a variety of constituencies in making certain business decisions. These constituencies include the depositors, employees and creditors of Rockville Bank, and the well-being of the communities in which Rockville Bank conducts business, in addition to Rockville Financial, Inc. stockholders. Thus, Rockville Financial MHC, Inc. should be expected to act in a manner that furthers the general interests of those constituencies. The Board of Directors of Rockville Financial, Inc. is committed to maintaining the Company's independence and approved a resolution on the matter. The Certificate of Incorporation of Rockville Financial MHC, Inc. requires "super majority" votes by its corporators (80%) and Directors (80%) to effect a second step conversion.

**When We Declare Dividends on Our Common Stock, Rockville Financial MHC, Inc. Will be Prohibited From Waiving the Receipt of Dividends by Current Federal Reserve Board Policy.**

Rockville Financial, Inc.'s Board of Directors has the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. When Rockville Financial, Inc. pays dividends to its stockholders, it also is required to pay dividends to Rockville Financial MHC, Inc., unless the Company is permitted by the Federal Reserve Board to waive the receipt of dividends. The Federal Reserve Board's current position is to not permit a bank holding company to waive dividends declared by its subsidiary. Accordingly, because dividends will be required to be paid to Rockville Financial MHC, Inc., along with all other stockholders, the amount of dividends available for all other stockholders will be less than if Rockville Financial MHC, Inc were permitted to waive the receipt of dividends.

**We Have Opened New Branches and Expect to Open Additional New Branches Which May Incur Losses During Their Initial Years of Operation as They Generate New Deposit and Loan Portfolios.**

Rockville Bank opened new branch offices in Tolland and Coventry in 2004, in Glastonbury in 2005, in South Glastonbury in 2006, in Enfield and East Windsor in 2007 and in Colchester in 2008. Rockville Bank intends to continue to expand through *de novo* branching, including the new branch that opened in Manchester in January 2009. Losses are expected from these new branches for some time as the expenses associated with them are largely fixed and are typically greater than the income earned as the branches build up their customer bases. No assurance can be given as to when, if ever, new branches will become profitable.

**Further Implementation of Our Stock Benefit Plans Will Increase Our Costs, Which Will Reduce Our Income.**

As part of the reorganization and stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") for eligible employees and authorized the Company to lend the funds to the ESOP to purchase 699,659 or 8% of the shares issued in the initial public offering. The ESOP purchased 437,287 shares of common stock through the initial public offering, 203,072 shares were purchased in the open market in 2005 and the final 59,300 shares were purchased in the open market in 2006. The Company's subsidiary, Rockville Bank intends to make annual contributions to the ESOP that will be adequate to fund the payment of regular debt service requirements attributable to the indebtedness of the ESOP. Annual employee stock ownership plan expenses will be recorded in an amount equal to the fair value of shares of common stock committed to be released to employees. If shares of common stock appreciate in value over time, compensation expense relating to the Employee Stock Ownership Plan will increase.

Stockholders approved establishment of the Rockville Financial, Inc. 2006 Stock Incentive Plan (the "Stock Incentive Plan") at the Company's 2006 Annual Meeting on August 22, 2006. The Stock Incentive Plan allows for the granting of up to 1,224,405 shares, or 13.8%, of the number of shares of common stock held by persons other than Rockville Financial MHC, Inc. to (i) fund the Stock Incentive Plan's recognition and retention plan and (ii) satisfy the exercise of options under its stock option plan. In the event that a portion of these shares used to fund awards under the Stock Incentive Plan is obtained from authorized but un-issued shares or from purchases of shares in the open market, such awards will decrease our net income per share and stockholders' equity per share. The Company made awards in 2008, 2007 and 2006 of a portion of the shares allowed under the Stock Incentive Plan, the expenses of which are reflected in the Company's 2008, 2007 and 2006 operating results. Additional awards under the Stock Incentive Plan will be funded either through open market purchases, if permitted, or from the sale of treasury stock. Such additional awards will reduce our income in the future.

**Strong Competition Within Our Market Area May Limit Our Growth and Profitability.**

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than we have and offer certain services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our market area. The greater resources and deposit and loan products offered by our competitors may limit our ability to increase our interest earning assets.

**Because We Intend to Continue to Increase Our Commercial Real Estate and Commercial Business Loan Originations, Our Lending Risk Will Increase, and Downturns in the Real Estate Market or Local Economy Could Adversely Affect Our Earnings.**

Commercial real estate and commercial business loans generally have more risk than residential mortgage loans. Because the repayment of commercial real estate and commercial business loans depends on the successful management and operation of the borrower's properties or related businesses, repayment of such loans can be affected by adverse conditions in the real estate market or the local economy. Commercial real estate and commercial business loans may also involve relatively large loan balances to individual borrowers or groups of related borrowers. A downturn in the real estate market or the local economy could adversely impact the value of properties securing the loan or the revenues from the borrower's business thereby increasing the risk of non-performing loans. As our commercial real estate and commercial business loan portfolios increase, the corresponding risks and potential for losses from these loans may also increase.

**The Trading Volume in our Stock Is Less Than in Larger Publicly Traded Companies Which Can Cause Price Volatility, Hinder Your Ability to Sell Our Common Stock and May Lower the Market Price of the Stock.**

Rockville Financial, Inc. began trading shares of common stock on the NASDAQ Global Select Stock Market under the symbol "RCKB" on May 23, 2005. The trading history of our common stock has been characterized by relatively low trading volume. The value of a stockholder's investment may be subject to sudden decreases due to the volatility of the price of our common stock which trades on the NASDAQ Global Select Stock Market. The trading volume experienced since trading began in 2005 has been significantly less than that typically experienced by larger publicly traded companies. Persons purchasing shares may not be able to sell their shares when they desire if a liquid trading market does not continue or sell them at a price equal to or above their initial purchase price. This limited trading market for our common stock may reduce the market value of the common stock and make it difficult to buy or sell our shares on short notice.

**We Operate in a Highly Regulated Environment and We May Be Adversely Affected by Changes in Laws and Regulations.**

We are subject to extensive regulation, supervision and examination by the Connecticut Banking Commissioner, as our chartering authority, by the Federal Deposit Insurance Corporation, as insurer of deposits, and by the Federal Reserve Board as regulator of our two holding companies. Such regulation and supervision govern the activities in which a financial institution and its holding company may engage and are intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, or legislation, may have a material impact on our operations.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

At December 31, 2008 the Company's banking subsidiary, Rockville Bank, operated through 21 banking offices and our automated teller machines ("ATM"), including thirteen stand-alone ATM facilities. One additional banking office opened in January 2009. The Company sub-leases part of two of its locations to third parties.

| Location | Owned Or Leased | Year Acquired Or Leased | Date of Lease Expiration |
|---|---|---|---|
| Main Office: | | | |
| 25 Park Street<br>Rockville, CT | Own | 1895 | N/A |
| Branches: | | | |
| 99 Linwood Avenue<br>Colchester, CT | Lease | 2007 | 2028(8) |
| 1671 Boston Turnpike<br>Coventry, CT | Lease | 2005 | 2010(2) |
| 265 Ellington Road(1) (6)<br>East Hartford, CT | Lease | 2001 | 2009 |
| 67 Prospect Hill Road(1)<br>East Windsor, CT | Lease | 2001 | 2009 |
| 39 Prospect Hill Road<br>East Windsor, CT | Lease | 2007 | 2027(2) |
| 12 Main Street<br>Ellington, CT | Lease | 1987 | 2012(2) |
| 65 Palomba Drive(1)<br>Enfield, CT | Lease | 2001 | 2013(9) |
| 231 Hazard Avenue<br>Enfield, CT | Own | 1997 | N/A |
| 660 Enfield Street<br>Enfield, CT | Lease | 2006 | 2016(2) |
| 1009 Hebron Avenue<br>Glastonbury, CT | Lease | 2005 | 2015(2) |
| 341 Broad Street<br>Manchester, CT | Own | 2001(3) | N/A |
| 234 Tolland Turnpike(1)<br>Manchester, CT | Lease | 1996 | 2011 |
| 20 Hyde Avenue<br>Rockville, CT | Own | 1992 | N/A |
| 612 Main Street<br>Somers, CT | Lease | 1970 | 2012(4) |
| 902 Main Street<br>South Glastonbury, CT | Lease | 2005 | 2010(2) |
| 1645 Ellington Road<br>South Windsor, CT | Own | 2001 | N/A |
| 869 Sullivan Avenue<br>South Windsor, CT | Lease | 1985 | 2011(5) |
| 275 Mountain Road<br>Suffield, CT | Own | 2001 | N/A |
| 6 Field Stone Commons<br>Tolland, CT | Own | 2004(3) | N/A |

| Location | Owned Or Leased | Year Acquired Or Leased | Date of Lease Expiration |
|---|---|---|---|
| Route 83 at Pitkin Road<br>Vernon, CT | Lease | 1978 | 2018 |
| Branch opened in January 2009: | | | |
| 768 North Main Street[7]<br>Manchester, CT | Lease | 2007 | 2028[2] |
| Stand-Alone ATM Facilities: | | | |
| Big Y Supermarket<br>Ellington, CT | Lease | 2006 | 2011[9] |
| Scitico Plaza<br>Enfield, CT | Lease | 2000 | 2010[9] |
| Highland Park Market<br>Glastonbury, CT | Lease | 2007 | 2010[11] |
| Center Street<br>Manchester, CT | Lease | 2005 | 2010[2] |
| MCC Community College<br>Manchester, CT | Lease | 2005 | 2009 |
| Rockville General Hospital<br>Rockville, CT | Lease | 2005 | 2009 |
| Southfield Corners<br>Somers, CT | Lease | 2004 | 2013[9] |
| Evergreen Walk (3 facilities)<br>South Windsor, CT | Lease | 2004 | 2011[10] |
| Highland Park Market Evergreen Walk<br>South Windsor, CT | Lease | 2004 | 2011[10] |
| Big Y Supermarket<br>Tolland, CT | Lease | 2005 | 2010[9] |

(1) Supermarket banking facility.
(2) Has two (2) remaining renewal options each for five (5) year terms.
(3) Originally leased properties that were purchased in 2006.
(4) Has five (5) remaining renewal options each for a one (1) year term.
(5) Has three (3) remaining renewal options each for five (5) year terms.
(6) Closed in January 2009.
(7) Branch opened January 2009
(8) Has four (4) remaining renewal options each for five (5) year terms.
(9) Has one (1) remaining renewal option for a five (5) year term.
(10) Has one (1) remaining renewal option for a three (3) year term.
(11) Has two (2) remaining renewal options each for three (3) year terms.

## Item 3. Legal Proceedings

We are subject to certain pending and threatened legal actions which arise out of the normal course of our business, including typical customer claims and counterclaims arising out of the retail banking and mortgage banking business. We believe that the resolution of any pending or threatened litigation will not have a material adverse effect on our consolidated financial condition or results of operations.

## Item 4. Submission of Matters to a Vote of Security Holders

None

# Part II

## Item 5. Market For The Registrant's Common Equity and Related Stockholder Matters

The Company's Common Stock has traded on the NASDAQ Global Select Stock Market under the symbol "RCKB" since the Company's initial public offering closed on May 20, 2005 and the Common Stock began trading on May 23, 2005. The initial offering price was $10.00 per share. The following table sets forth the high and low prices (such prices reflect interdealer prices, without retail markup, markdown or commissions and may not necessarily represent actual transactions) of the Common Stock for 2008 and 2007, as reported by NASDAQ Global Select Stock Market.

**Common Stock (per share)**

| | Market Price | | |
|---|---|---|---|
| | **High** | **Low** | **Dividends Declared** |
| 2008: | | | |
| First Quarter | $ 13.98 | $ 9.75 | $ 0.05 |
| Second Quarter | 14.50 | 12.51 | 0.05 |
| Third Quarter | 17.00 | 12.00 | 0.05 |
| Fourth Quarter | 15.50 | 8.80 | 0.05 |
| 2007: | | | |
| First Quarter | $ 18.20 | $ 14.24 | $ 0.04 |
| Second Quarter | 15.90 | 14.50 | 0.04 |
| Third Quarter | 15.45 | 12.87 | 0.04 |
| Fourth Quarter | 15.33 | 12.10 | 0.04 |

On March 6, 2009, the high and low prices of the Common Stock were $7.61 and $6.30, respectively. As of December 31, 2008, there were 19,568,284 shares of our common stock outstanding. The Company had 4,077 holders of record as of December 31, 2008, including Rockville Financial MHC, Inc., which held 10,689,250 shares, Rockville Bank Foundation, Inc. which held 334,200 shares and the Rockville Bank Employee Stock Ownership Plan, which held 699,659 shares. The above amount does not reflect the number of persons or entities who hold their stock in nominee or "street" name.

**Repurchase of Equity Securities During 2008:**

No shares were purchased by us during the three months ending December 31, 2008 of equity securities that are registered by us pursuant to Section 12 of the Securities Act. Effective January 2008, the Company adopted a plan to repurchase of up to 978,400 of our outstanding shares of common stock on the open market. At December 31, 2008, there were 694,718 shares available to be purchased under this program.

**(1) Securities Authorized for Issuance Under Equity Compensation Plans**

The following table summarizes certain information about the equity compensation plans of the Company as of December 31, 2008:

| Plan Category | Number Of Securities To Be Issued Upon Exercise Of Options, Warrants And Rights (A) | Weighted-Average Exercise Price Of Outstanding Options, Warrants And Rights (B) | Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A)) (C) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 342,125 | $ 14.74 | 532,450 |
| Equity compensation plans not approved by security holders | – | – | – |
| Total | 342,125 | $ 14.74 | 532,450 |

**Dividends:**

The Company started paying dividends in 2006. The Company paid dividends of $0.20 per share to its stockholders in 2008. Declarations of dividends by the Board of Directors, if any, will depend upon a number of factors, including investment opportunities available to the Company, capital requirements, regulatory limitations, the Company's financial condition and results of operations, tax considerations and general economic conditions. No assurances can be given, however, that dividends will continue to be paid.

**Performance Graph:**

The following graph compares the cumulative total return on the common stock for the period beginning May 23, 2005, the date on which Rockville Financial, Inc. common stock began trading, as reported by the NASDAQ Global Select Stock Market through December 31, 2008, with (i) the cumulative total return on the S&P 500 Index and (ii) the cumulative total return on the Keefe, Bruyette & Woods, Inc. 50 Index ("KBW50") for that period. The KBW50 is a market-capitalization-weighted bank-stock index used by investors to assess performance and by banking companies to compare their own total return performance against an industry peer group. The index is composed of the nation's top banking companies and was introduced in 1993. It includes all money-center and most regional banks and is designed to be representative of the price performance of the nation's banks.

This graph assumes the investment of $100 on May 23, 2005 in our common stock (at the initial public offering price of $10.00 per share), the S&P 500 Index and the KBW50 and assumes that dividends are reinvested.


190
170
150
130
110
90
70
50
5/23/2005
12/31/2005
12/31/2006
12/31/2007
12/31/2008
S&P 500
KBW50
RCKB

| **S&P 500** | **5/23/2005** | **12/31/2005** | **12/31/2006** | **12/31/2007** | **12/31/2008** |
|---|---|---|---|---|---|
| Price Index | 1193.86 | 1248.29 | 1418.30 | 1468.36 | 903.25 |
| Capital Appreciation | | 1.59% | 6.17% | -3.82% | -22.56% |
| Unannualized Dividend Yield | | 0.49% | 0.51% | 0.50% | 0.61% |
| Total Quarterly Return | | 2.08% | 6.69% | -3.33% | -21.94% |
| | ***100.0*** | ***105.7*** | ***122.4*** | ***129.1*** | ***81.4*** |

| **KBW50** | **5/23/2005** | **12/31/2005** | **12/31/2006** | **12/31/2007** | **12/31/2008** |
|---|---|---|---|---|---|
| Price Index | 649.85 | 664.01 | 768.90 | 569.06 | 297.06 |
| Capital Appreciation | | 7.93% | 6.35% | -18.79% | -37.89% |
| Unannualized Dividend Yield | | 0.83% | 0.84% | 1.12% | 0.62% |
| Total Quarterly Return | | 8.76% | 7.19% | -17.67% | -37.27% |
| | ***100.0*** | ***104.0*** | ***124.2*** | ***95.6*** | ***52.1*** |

| **RCKB** | **5/23/2005** | **12/31/2005** | **12/31/2006** | **12/31/2007** | **12/31/2008** |
|---|---|---|---|---|---|
| Price Index | 10.48 | 13.05 | 17.85 | 12.20 | 13.97 |
| Capital Appreciation | | -2.17% | 23.19% | -14.45% | -11.30% |
| Unannualized Dividend Yield | | — | 0.28% | 0.28% | 0.32% |
| Total Quarterly Return | | -2.17% | 23.46% | -14.17% | -10.98% |
| | ***100.0*** | ***124.5*** | ***171.2*** | ***118.3*** | ***137.5*** |

*Note for the S&P 500 Index and KBW 50 Index, the 6/30/2005 Unannualized Dividend Yield is adjusted to reflect that the stock holding period was not for the duration of the entire quarter. Unannualized Dividend Yield for the indices is adjusted to reflect the 5/23/2005-6/30/2005 holding period.

## Item 6. Selected Financial Data

Selected financial data for each of the years in the five-year period ended December 31, 2008 are set forth below. The consolidated financial statements and notes thereto as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 are included elsewhere in this Form 10-K.

On May 20, 2005 the Company completed its reorganization from a state-chartered mutual holding company to a state-chartered mid-tier mutual stock holding company. As such, the 2005 Selected Financial Data includes the effect of the reorganization and minority stock issuance.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | | | (In Thousands) | | |
| **Selected Financial Condition Data:** | | | | | |
| Total assets | $ 1,533,073 | $ 1,327,012 | $ 1,232,836 | $ 1,056,169 | $ 889,913 |
| Available for sale securities | 141,250 | 136,372 | 132,467 | 129,049 | 136,007 |
| Held to maturity securities | 24,138 | – | – | – | – |
| Federal Home Loan Bank stock | 17,007 | 11,168 | 9,836 | 8,498 | 7,412 |
| Loans receivable, net | 1,291,791 | 1,116,327 | 1,033,355 | 859,700 | 696,249 |
| Cash and cash equivalents | 14,901 | 23,998 | 22,381 | 23,611 | 22,100 |
| Deposits | 1,042,508 | 951,038 | 884,511 | 761,396 | 692,498 |
| Mortgagors and investors escrow accounts | 6,077 | 5,568 | 5,320 | 4,794 | 3,979 |
| Advances from the Federal Home Loan Bank | 322,882 | 201,741 | 178,110 | 130,867 | 118,015 |
| Total stockholders' equity | 145,777 | 156,373 | 155,064 | 150,905(1) | 68,526 |
| Allowance for loan losses | 12,553 | 10,620 | 9,827 | 8,675 | 6,371 |
| Non-performing loans(2) | 10,435 | 1,569 | 1,493 | 7,177(3) | 2,398 |

(1) The Company received proceeds of $83.6 million for the sale of 8,357,050 shares of its common stock, representing 43% of the outstanding common shares at $10.00 per share to eligible account holders and employee benefit plans of the Bank pursuant to subscription rights as set forth in the Plan. Reorganization costs of $2.3 million were incurred in conducting the offering and were recorded as a reduction of the proceeds from the shares sold in the reorganization.

(2) Non-performing loans include loans for which the Bank does not accrue interest (nonaccrual loans), loans 90 days past due and still accruing interest, renegotiated loans and loans that have gone through troubled debt restructurings.

(3) Balance includes a $4.9 million fully guaranteed United States Department of Agriculture loan that was past due 90 days and still accruing as of December 31, 2005 which was repaid in full in January 2006.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (Dollars in Thousands, Except Per Share Amounts) | | | | |
| **Selected Operating Data:** | | | | | |
| Interest and dividend income | $ 77,545 | $ 73,877 | $ 63,952 | $ 48,600 | $ 38,814 |
| Interest expense | 34,946 | 35,577 | 27,649 | 16,514 | 13,070 |
| Net interest income | 42,599 | 38,300 | 36,303 | 32,086 | 25,744 |
| Provision for loan losses | 2,393 | 749 | 1,681 | 2,700 | 2,372 |
| Net interest income after provision for loan losses | 40,206 | 37,551 | 34,622 | 29,386 | 23,372 |
| Noninterest (loss) income | (8,987) | 5,194 | 4,625 | 4,076 | 3,183 |
| Noninterest expense | 33,762 | 30,301 | 29,025 | 24,616 | 21,596 |
| Contribution to Rockville Bank foundations | – | – | – | 3,887 | – |
| (Loss) income before income taxes | (2,543) | 12,444 | 10,222 | 4,959 | 4,959 |
| (Benefit) provision for income taxes | (956) | 4,116 | 3,368 | 1,533 | 1,510 |
| Net (loss) income | $ (1,587) | $ 8,328 | $ 6,854 | $ 3,426 | $ 3,449 |

| | For the Year Ended December 31, 2008 | For the Year Ended December 31, 2007 | For the Year Ended December 31, 2006 | May 20, 2005 to December 31, 2005 |
|---|---|---|---|---|
| Net (loss) income [(1)] | $ (1,587) | $ 8,328 | $ 6,854 | $ 1,669 |
| Earnings per share [(1)] | | | | |
| Basic | $ (0.09) | $ 0.44 | $ 0.36 | $ 0.09 |
| Diluted | $ (0.09) | $ 0.44 | $ 0.36 | $ 0.09 |
| Dividends per share | $ 0.20 | $ 0.16 | $ 0.08 | $ – |

(1) The earnings for the period prior to the mutual holding company reorganization which was completed on May 20, 2005, were excluded when calculating the earnings per share since shares of common stock were not issued until May 20, 2005; therefore, per share information for prior periods is not meaningful.

| | At or For the Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Selected Financial Ratios and Other Data:** | | | | | |
| **Performance Ratios:** | | | | | |
| Return on average assets | (0.11)% | 0.65% | 0.59% | 0.36% | 0.43% |
| Return on average equity | (1.03) | 5.32 | 4.42 | 2.88 | 5.14 |
| Interest rate spread (1) | 2.63 | 2.52 | 2.75 | 3.10 | 3.15 |
| Net interest margin (2) | 3.09 | 3.13 | 3.30 | 3.49 | 3.40 |
| Noninterest expense to average assets | 2.35 | 2.37 | 2.52 | 2.95 | 2.72 |
| Efficiency ratio (3) | 100.45 | 69.67 | 70.92 | 78.82 | 74.65 |
| Efficiency ratio, excluding Foundation contributions | 100.45 | 69.67 | 70.92 | 68.07 | 74.65 |
| Average interest-earning assets to average interest-bearing liabilities | 118.50 | 120.77 | 122.01 | 121.51 | 114.71 |
| Dividend payout ratio | – | 0.36 | 0.22 | – | – |
| **Capital Ratios:** | | | | | |
| Capital to total assets at end of year | 9.51 | 11.78 | 12.58 | 14.29 | 7.70 |
| Average capital to average assets | 10.76 | 12.27 | 13.47 | 12.35 | 8.43 |
| Total capital to risk-weighted assets | 14.16 | 16.60 | 18.00 | 20.44 | 11.82 |
| Tier I capital to risk-weighted assets | 12.88 | 15.49 | 16.87 | 19.26 | 10.70 |
| Tier I capital to total average assets | 10.43 | 11.74 | 12.75 | 14.34 | 7.28 |
| **Asset Quality Ratios:** | | | | | |
| Allowance for loan losses as a percent of total loans | 0.96 | 0.94 | 0.94 | 1.00 | 0.91 |
| Allowance for loan losses as a percent of non-performing loans | 120.30 | 676.86 | 658.20 | 120.87(4) | 265.68 |
| Net charge-offs to average outstanding loans during the period | 0.04 | 0.00 | 0.05 | 0.05 | 0.16 |
| Non-performing loans as a percent of total loans | 0.80 | 0.14 | 0.14 | 0.83 | 0.34 |
| Non-performing loans as a percent of total assets | 0.68 | 0.12 | 0.12 | 0.68 | 0.27 |
| **Other Data:** | | | | | |
| Number of full service offices | 17 | 16 | 14 | 13 | 12 |
| Number of limited service offices | 4 | 4 | 4 | 4 | 4 |

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(4) The ratio at December 31, 2005 is 380.48 when excluding the $4.9 million fully guaranteed United States Department of Agriculture loan that was past due 90 days and still accruing as of December 31, 2005, which was repaid in full in January, 2006.

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

### Overview

Rockville Financial, Inc. (the "Company") is a state-chartered mid-tier stock holding company formed on December 17, 2004. Rockville Financial MHC, Inc. holds fifty-five percent of the Company's common stock, and the Company holds of all the common stock of Rockville Bank ("the Bank"). The Bank provides a full range of banking services to consumer and commercial customers through its main office in Rockville and twenty branches located in Hartford, New London and Tolland Counties in Connecticut. The Bank's deposits are insured under the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation.

The Company strives to remain a leader in meeting the financial service needs of the local community and to provide quality service to the individuals and businesses in the market areas that it has served since 1858. Rockville Bank is a community-oriented provider of traditional banking products and services to business organizations and individuals, offering products such as residential and commercial real estate loans, consumer loans and a variety of deposit products. Our business philosophy is to remain a community-oriented franchise and continue to focus on providing superior customer service to meet the financial needs of the communities in which we operate. Current strategies include expanding our banking network by pursuing new branch locations and branch acquisition opportunities in our market area, continuing our residential mortgage lending activities which comprise a majority of our loan portfolio and expanding our commercial real estate and commercial business lending activities.

### Critical Accounting Policies

The accounting policies followed by the Company and its subsidiaries conform with accounting principles generally accepted in the United States of America and with general practices within the banking industry.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. We believe that our most critical accounting policies, which involve the most complex subjective decisions or assessments, relate to allowance for loan losses, other than temporary impairment of investment securities, income taxes, pension and other post-retirement benefits and stock compensation.

**Allowance for Loan Losses:** The allowance for loan losses is the amount estimated by management as necessary to cover probable credit losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses which is charged against income. Management believes the policy is critical because determination of the amount of the allowance involves significant judgments and assumptions.

Management performs a quarterly evaluation of the adequacy of the allowance for loan losses and presents the evaluation to both the Board Lending Committee and the Board of Directors. In addition, the credit area of the Bank is responsible for the accuracy of loan risk ratings and prepares an Asset Quality Report on a quarterly basis and provides summary reports to the Board Lending Committee on a monthly basis. A variety of factors are considered in establishing this estimate including, but not limited to, historical loss and charge off data, current economic conditions, historical and current delinquency statistics, geographic and industry concentrations, the adequacy of the underlying collateral, the financial strength of our borrowers, results of internal and external loan reviews and other relevant factors. This evaluation is inherently subjective as it requires material estimates by management that may be susceptible to significant change.

The analysis has two broad components: specific and unallocated allowances. The specific allowance is comprised of two components. The first component is made for loans for which recovery of the Bank's principal investment is uncertain. In such cases, the size of the specific allowance is measured by determining an expected collection or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The second component of the specific allowance is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. Historical loss experience, delinquency trends, general economic conditions and geographic and industry concentrations are also considered. This analysis establishes factors that are applied to the loan groups to determine the amount of this component of the allowance. The unallocated allowance represents the results of an analysis that measures the probable losses inherent in each portfolio. If the allowance for loan losses is too low, the Company may incur higher provisions for loan losses in the future resulting in lower net income. If an estimate of the allowance for loan losses is too high, we may experience lower provisions for loan losses resulting in higher net income.

**Other than Temporary Impairment of Securities:** On a quarterly basis, securities with unrealized depreciation for twelve or more consecutive months and other securities with unrealized losses are reviewed as deemed appropriate to assess whether the decline in fair value is temporary or other than temporary. It is assessed whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. After the reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. If it is judged not to be near term, a charge is taken which results in a new cost basis. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings.

Management believes the policy for evaluating securities for other than temporary impairment is critical because it involves significant judgments by management and could have a material impact on our net income. Our investment portfolio contained no mortgage-backed securities that are subject to the risk of "sub-prime" lending as of December 31, 2008. As of December 31, 2008, there was an aggregate $61,000 of unrealized losses related to $412,000 of securities in an unrealized loss position for 12 or more consecutive months. Management has determined that securities in an unrealized loss position were not other than temporarily impaired based on their evaluation of current market trends, the nature of the investments and industry analysis and their ability and intent to hold these securities until a forecasted recovery, which may be maturity in the case of debt securities. If management's judgment regarding impairment of these securities changes in the future, it will reduce our net income accordingly.

During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $14.8 million related to available for sale securities. During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $11.6 million related to the preferred stock of Freddie Mac and Fannie Mae as a result of actions taken in the third quarter of 2008 to place those agencies into conservatorship. The Company's remaining investment in these securities was $283,000 with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $1.1 million related to one AAA rated pooled trust preferred security. The charge for the impairment was based on a Level 3 price for the pooled trust preferred security as of the date of the impairment. The Company's remaining investment in this pooled trust preferred security was $1.8 million. During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $587,000 related to one mutual fund. The charge for the impairment was computed using the closing price of the security as of the date of the impairment. The Company's remaining investment in this mutual fund was $1.7 million with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $493,000 related to one AAA rated corporate debt security. The charge for the impairment was computed using the closing price of the security as of the date of the impairment. The Company's remaining investment in this corporate debt security was $2.4 million with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $1.1 million related to eleven common stock securities. The charge for the impairment was computed using the closing prices of the securities as of the date of the impairment. The Company's remaining investment in these eleven common stock securities was $1.7 million with no unrealized gain or loss at December 31, 2008. The Company will continue to review its entire portfolio for other than temporary impaired securities with additional attention being given to high risk securities such as the preferred stock of Freddie Mac and Fannie Mae and the one pooled trust preferred security that the Company owns.

**Income Taxes:** We recognize income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Company has not provided for Connecticut state income taxes since December 31, 1998 because it has created and maintained a "passive investment company" ("PIC"), as permitted by Connecticut law. The Company believes it is in compliance with the state PIC requirements and that no state taxes are due from December 31, 1998 through December 31, 2008; however, the Company has not been audited by the Department of Revenue Services for such periods. If the state were to determine that the PIC was not in compliance with statutory requirements, a material amount of taxes could be due. As of December 31, 2008, management believes it is more likely than not that the deferred tax assets will be realized through future earnings and future reversals of existing taxable temporary differences. As of December 31, 2008 and 2007, our net deferred tax asset was $11.5 million and $4.0 million, respectively, and there was no valuation allowance.

On January 1, 2007, the Company changed its accounting policy related to accounting for tax contingencies in connection with the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*, an interpretation of FASB Statement 109. See Note 14 - Income Taxes appearing in the Consolidated Financial Statements contained in Part II, Item 8 of this Form 10-K.

**Pension and Other Post-Retirement Benefits:** We have a noncontributory defined benefit pension plan that provides benefits for substantially all employees hired before January 1, 2005 who meet certain requirements as to age and length of service. The benefits are based on years of service and average compensation, as defined. Our funding policy is to contribute annually the maximum amount that could be deducted for federal income tax purposes, while meeting the minimum funding standards established by the Employee Retirement Security Act of 1974 ("ERISA").

In addition to providing pension benefits, we provide certain health care and life insurance benefits for retired employees. Participants or eligible employees hired before March 1993 become eligible for the benefits if they retire after reaching age 62 with five or more years of service. A fixed percent of annual costs are paid depending on length of service at retirement. We accrue for the estimated costs of these other post-retirement benefits through charges to expense during the years that employees render service; however, we do not fund this plan.

Management believes the policy for determining pension and other post-retirement benefit expenses is critical because judgments are required with respect to the appropriate discount rate, rate of return on assets, salary increases and other items. Management reviews and updates the assumptions annually. If our estimate of pension and post-retirement expense is too low we may experience higher expenses in the future reducing our net income. If our estimate is too high, we may experience lower expenses in the future increasing our net income.

While management believes the assumptions used to estimate expenses related to pension and other post-retirement benefits are reasonable and appropriate, actual experience may significantly differ. The pension expense is calculated based upon a number of actuarial assumptions, including an expected long-term rate of return on our Pension Plan assets of 8.25% and a discount rate of 6.30% for the year ended December 31, 2008. In developing our expected long-term rate of return assumption, we evaluated input from our actuary and investment consultant, including their review of asset class return expectations as well as long-term inflation assumptions, and their review of historical returns based on the current target asset allocations of 62% equity securities, 33% debt securities and 5% real estate. We regularly review our asset allocation and periodically rebalance our investments when considered appropriate. While all future forecasting contains some level of estimation error, we continue to believe that 8.25% falls within a range of reasonable long-term rate of return expectations for our pension plan assets.

**Stock Compensation:** The Company accounts for stock options and restricted stock awards in accordance with SFAS No. 123 ("SFAS 123R"), *Share-Based Payments (revised 2004)*. This statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. These costs are recognized over the period during which an employee is required to provide services in exchange for the award, the requisite service period (usually the vesting period). SFAS 123R requires companies to measure the cost of employee services received in exchange for stock options, and the Company is required to expense the grant date fair value of the Company's stock options and restricted stock with a corresponding increase in equity or a liability, depending on whether the instruments granted satisfy the equity or liability classification criteria. We use the Black-Scholes option valuation model to value employee stock awards. Determining the appropriate fair-value model and calculating the estimated fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility, expected option life, expected dividend rate, risk-free interest rate and expected forfeiture rate. We develop our estimates based on historical data and market information which can change significantly over time.

## Comparison of Operating Results for the Year Ended December 31, 2008 to the Year Ended December 31, 2007

The Company's results of operations depend primarily on net interest income, which is the difference between the interest income from earning assets, such as loans and investments, and the interest expense incurred on interest-bearing liabilities, such as deposits and other borrowings. The Company also generates noninterest income, including service charges on deposit accounts, mortgage servicing income, bank owned life insurance income, safe deposit box rental fees, brokerage fees, gains and losses on investment securities, insurance commissions and other miscellaneous fees. The Company's noninterest expense primarily consists of employee compensation and benefits, occupancy, equipment, and other noninterest expenses. The Company's results of operations are also affected by its provision for loan losses. The following discussion provides a summary and comparison of the Company's operating results for the years ended December 31, 2008 and 2007.

### Income Statement Summary

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2008 | 2007 | $ Change | % Change |
| | (Dollars in Thousands) | | | |
| Net interest income | $ 42,599 | $ 38,300 | $ 4,299 | 11.2% |
| Provision for loan losses | 2,393 | 749 | 1,644 | 219.5 |
| Noninterest (loss) income | (8,987) | 5,194 | (14,181) | (273.0) |
| Noninterest expense | 33,762 | 30,301 | 3,461 | 11.4 |
| (Loss) income before income taxes | (2,543) | 12,444 | (14,987) | (120.4) |
| (Benefit) provision for income taxes | (956) | 4,116 | (5,072) | (123.2) |
| Net (loss) income | $ (1,587) | $ 8,328 | $ (9,915) | (119.1) |

### Earnings Summary

The Company experienced a net loss of $1.6 million for the year ended December 31, 2008 compared to net income of $8.3 million for 2007. When comparing 2008 to 2007, net interest income increased $4.3 million, or 11.2%, the provision for loan losses increased by $1.6 million or 219.5%, and noninterest income decreased $14.2 million, or 273.0%. Other noninterest expense increased by $3.5 million, or 11.4%. In 2008, the Company lost $0.09 per share on both a basic and diluted earnings per share basis. In 2007, basic and diluted earnings per share were $0.44.

Income before taxes decreased $15.0 million, or 120.4%, to a loss of $2.5 million for the year ending December 31, 2008 from income before taxes of $12.4 million for the same period in the prior year. When excluding from both periods losses from other than temporary impairment of securities and expenses relating to the issuance of restricted stock and stock options, income before taxes would have increased $2.7 million, or 9.1% for the year ending December 31, 2008 when compared to the same period in the prior year. Losses from other than temporary impairment of securities were $14.9 million for the year ended December 31, 2008 compared to $233,000 for the year ended December 31, 2007, and were the primary change in noninterest (loss) income between both periods. Expenses relating to the issuance of restricted stock and stock options increased $791,000 to $1.7 million for the year ended December 31, 2008 when compared to $952,000 for the year ended December 31, 2007.

The increase in net interest income was primarily due to a $4.6 million, or 2.2%, increase in average net interest-earning assets offset by a 4 basis point decrease in the net interest margin. The $1.6 million increase in the provision for loan losses from the prior year is attributable to an increase in the provision deemed necessary as a result of our evaluation of the required allowance amount based upon probable and reasonably estimable losses in our loan portfolio. The increase in the provision reflects the decline in economic activity within our market area as evidenced by our increase in non-performing loans to 0.80% of total loans as of December 31, 2008 from 0.14% as of December 31, 2007.

The $14.2 million decrease in noninterest income is due to a $14.6 million increase in the other than temporary impairment of securities, a $127,000 reduction in gains on sales of securities partially offset by an increase of $594,000 in service charges and fee income. The increase in service charges and fees is primarily comprised of a $311,000 increase in insufficient funds charges as a result of the growth in demand deposit accounts an increase of $205,000 in ATM fees due to increased volume in debit card transactions and additions made to our ATM network, and an increase in Infinex brokerage fees of $95,000.

The $3.5 million increase in noninterest expense is primarily due to an increase of $1.1 million in salaries and employee benefits, a $509,000 increase in occupancy costs and a $437,000 increase in insurance and FDIC assessments. Also contributing to the rise in noninterest expense was a $253,000 increase in off balance sheet provision for credit loss, a $447,000 increase in service bureau fees, and a $184,000 increase in marketing costs.

The $1.1 million increase in salary and employee benefits includes a $1.0 million increase in salary and a $984,000 increase in restricted stock expense offset by a $234,000 decrease in bonuses, a $190,000 net increase in the amount of loan fees deferred under SFAS 91, a $239,000 decrease in stock option compensation and a $115,000 decrease in ESOP expense when compared to the prior year. The increase in salary costs was primarily due to the growth in the number of full-time equivalent employees, which increased to 219 as of December 31, 2008 from 205 as of December 31, 2007 as a result of the expansion of branch facilities.

The $984,000 increase in restricted stock expense from the prior year reflects the fact that a significant portion of the expense related to the 2008 stock grant that vests over a four year period was accelerated for retirement-eligible officers who had constructively earned the award granted. The decrease of $239,000 in stock option compensation expense when compared to the prior year is primarily due to the immediate recognition of $110,000 of unrecognized stock option compensation expense as a result of a tender offer consummated in 2007 to purchase 43,100 of options issued in the prior year to non-executive officers and $232,000 in expense recorded for a new stock option grant made to executive officers during 2007 as compared to $174,000 of expense recorded for a new stock option grant made to executive officers in 2008 and $99,000 in stock option expense for the 2007 and 2006 grants. Stock compensation expense is discussed in detail in Note 13 in the stock based compensation footnote in the financial statements.

The increase in service bureau fees of $447,000 is primarily due to increases in ATM servicing, core processing services and wide area network costs, due to increases in fees charged by the Company's core processor and additions made to our ATM, branch and wide area network.

Occupancy expense increased $509,000 or 14.2% over the prior year, primarily due to the expansion of our branch and ATM network. This was attributable to an increase of $185,000 for rent expense, an increase of $159,000 in utilities, maintenance contracts and janitorial services and an increase of $167,000 in depreciation expense on our buildings and furniture and equipment. Insurance and FDIC assessments expense increased $437,000 or 121.1% in 2008 from 2007 caused primarily by a $425,000 increase in FDIC assessments. Increased assessments resulted from a greater level of deposits coupled with a higher FDIC assessment rate.

Other expense increased $882,000 in 2008 to $5.1 million from $4.2 million in 2007. The increase in 2008 included increases of $253,000 in off balance sheet provision for credit loss expense, $139,000 in Human Resource expense, $109,000 in annual meeting expense, $83,000 in Directors' option expense, $80,000 in sales training expense and $55,000 in other bank service charge expense. Directors' deferred compensation expense declined $62,000 in 2008.

**Net Interest Income Analysis:**

**Average Balance Sheets, Interest and Yields/Costs:** The following tables set forth average balance sheets, average yields and costs, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as the effect thereof was not material. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

| | For the Years Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2008 | | | 2007 | | | 2006 | | |
| | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost | Average Balance | Interest and Dividends | Yield/ Cost |
| | (Dollars in Thousands) | | | | | | | | |
| **Interest-earning assets:** | | | | | | | | | |
| Loans receivable, net | $1,193,416 | $68,458 | 5.74% | $1,076,674 | $66,995 | 6.22% | $960,770 | $58,000 | 6.04% |
| Total investment securities | 168,913 | 8,580 | 5.08 | 135,059 | 6,122 | 4.53 | 126,271 | 5,325 | 4.22 |
| Federal Home Loan Bank stock | 13,812 | 473 | 3.42 | 10,248 | 658 | 6.42 | 9,472 | 521 | 5.50 |
| Other earning assets | 2,376 | 34 | 1.43 | 2,443 | 102 | 4.18 | 2,647 | 106 | 4.00 |
| Total interest-earning assets | 1,378,517 | 77,545 | 5.63 | 1,224,424 | 73,877 | 6.03 | 1,099,160 | 63,952 | 5.82 |
| Noninterest-earning assets | 57,255 | | | 52,460 | | | 52,816 | | |
| Total assets | $1,435,772 | | | $1,276,884 | | | $1,151,976 | | |
| **Interest-bearing liabilities:** | | | | | | | | | |
| NOW and money market accounts | $249,038 | 4,728 | 1.90 | $191,192 | 3,323 | 1.74 | $186,113 | 2,881 | 1.55 |
| Savings accounts | 124,862 | 765 | 0.61 | 127,423 | 780 | 0.61 | 138,993 | 851 | 0.61 |
| Time deposits | 514,222 | 19,517 | 3.80 | 508,672 | 22,923 | 4.51 | 403,815 | 16,126 | 3.99 |
| Total interest-bearing deposits | 888,122 | 25,010 | 2.82 | 827,287 | 27,026 | 3.27 | 728,921 | 19,858 | 2.72 |
| Mortgagor's and investor's escrow accounts | 3,605 | 59 | 1.64 | 3,311 | 55 | 1.66 | 2,991 | 50 | 1.67 |
| Advances from the Federal Home Loan Bank | 271,545 | 9,877 | 3.64 | 183,219 | 8,496 | 4.64 | 168,942 | 7,741 | 4.58 |
| Total interest-bearing liabilities | 1,163,272 | 34,946 | 3.00% | 1,013,817 | 35,577 | 3.51% | 900,854 | 27,649 | 3.07% |
| Noninterest-bearing liabilities | 117,983 | | | 106,398 | | | 95,951 | | |
| Total liabilities | 1,281,255 | | | 1,120,215 | | | 996,805 | | |
| Capital | 154,517 | | | 156,669 | | | 155,171 | | |
| Total liabilities and capital | $1,435,772 | | | $1,276,884 | | | $1,151,976 | | |
| Net interest income | | $42,599 | | | $38,300 | | | $36,303 | |
| Net interest rate spread [(1)] | | | 2.63% | | | 2.52% | | | 2.75% |
| Net interest-earning assets [(2)] | $215,245 | | | $210,607 | | | $198,306 | | |
| Net interest margin [(3)] | | | 3.09% | | | 3.13% | | | 3.30% |
| Average interest-earning assets to average interest-bearing liabilities | | | 118.50% | | | 120.77% | | | 122.01% |

(1) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(2) Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(3) Net interest margin represents the annualized net interest income divided by average total interest-earning assets.

**Rate Volume Analysis**

The following table sets forth the effects of changing rates and volumes on net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the volume and rate columns. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume.

| | Year Ended December 31, 2008 Compared to December 31, 2007 | | | Year Ended December 31, 2007 Compared to December 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Increase (Decrease) Due To | | | Increase (Decrease) Due To | | |
| | Volume | Rate | Net | Volume | Rate | Net |
| | (Dollars in Thousands) | | | | | |
| Interest and dividend income: | | | | | | |
| Loans receivable | $ 5,235 | $(3,772) | $ 1,463 | $ 7,168 | $ 1,827 | $ 8,995 |
| Securities interest, dividends & income from other assets | 1,817 | 388 | 2,205 | 418 | 512 | 930 |
| Total earning assets | 7,052 | (3,384) | 3,668 | 7,586 | 2,339 | 9,925 |
| Interest expense: | | | | | | |
| NOW and money market accounts | 1,076 | 329 | 1,405 | 81 | 361 | 442 |
| Savings accounts | (15) | 4 | (11) | (72) | 6 | (66) |
| Time deposits | 253 | (3,659) | (3,406) | 4,547 | 2,250 | 6,797 |
| Total interest-bearing deposits | 1,314 | (3,326) | (2,012) | 4,556 | 2,617 | 7,173 |
| FHLB Advances | 2,498 | (1,117) | 1,381 | 661 | 94 | 755 |
| Total interest bearing liabilities | 3,812 | (4,443) | (631) | 5,217 | 2,711 | 7,928 |
| Change in net interest income | $ 3,240 | $ 1,059 | $ 4,299 | $ 2,369 | $ (372) | $ 1,997 |

**Net Interest Income**: Net interest income before the provision for loan loss increased 11.2% to $42.6 million for the year ended December 31, 2008, compared to $38.3 million for the year ended December 31, 2007. The increase is primarily due to a $4.6 million, or 2.2% increase in average net interest-earning assets offset by a 4 basis point decrease in the net interest margin. Our net interest margin decreased to 3.09% for the year ended December 31, 2008 from 3.13% for the year ended December 31, 2007. Average net interest-earning assets increased to $215.2 million for the year ended December 31, 2008 from $210.6 million for the prior year.

**Interest and Dividend Income**: Interest and dividend income increased 5.0% to $77.5 million for the year ended December 31, 2008 from $73.9 million for the year ended December 31, 2007. Interest income on loans receivable increased by 2.2% to $68.5 million for the year ended December 31, 2008 from $67.0 million for the year ended December 31, 2007 primarily due to a 10.8% increase in average loans receivable which was offset by a 48 basis point decline in the average yield. The average loan yield for the year ended December 31, 2008 decreased to 5.74% from 6.22% compared to the same period in the prior year. The prime rate used as an index to re-price various commercial and home equity adjustable rate loans decreased 400 basis points during the year to 3.25% at December 31, 2008 from 7.25% at December 31, 2007. Interest and dividend income on available for sale securities increased to $8.6 million for the year ended December 31, 2008 from $6.1 million for the year ended December 31, 2007 attributable to both a 25.1% increase in average available for sale securities and a 55 basis point increase in the average yield on available for sale investment securities for the year ended December 31, 2008 compared to the year ended December 31, 2007.

**Interest Expense:** Interest expense for the year ended December 31, 2008 decreased 1.8% to $34.9 million from $35.6 million for the year ended December 31, 2007. The decrease in interest expense for the year ended December 31, 2008 compared to the same period in the prior year was attributable to an increase in average outstandings offset by a decline in the weighted average rate paid due to a falling rate environment. For the year ended December 31, 2008, average interest-bearing liabilities rose 14.7% to $1.2 billion from $1.0 billion for the year ended December 31, 2007. The average rate paid on interest-bearing liabilities for the year ended December 31, 2008 decreased 51 basis points to 3.00% from 3.51% for the year ended December 31, 2007. For the year ended December 31, 2008, average core deposits increased to $474.4 million from $408.7 million for the year ended December 31, 2007.

**Provision for Loan Losses:** The allowance for loan losses is maintained at a level necessary to absorb estimated credit losses that are both probable and reasonably estimable at the dates of the financial statements. Management evaluates the adequacy of the allowance for loan losses on a quarterly basis and charges to current operations any provision for loan losses considered necessary. The assessment considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and prevailing economic conditions. Based upon the evaluation of these factors, management recorded a provision of $2.4 million for the year ended December 31, 2008, an increase of $1.6 million compared to the year ended December 31, 2007 as a result of an evaluation of the loan portfolio and estimated allowance requirements. At December 31, 2008, the allowance for loan losses totaled $12.6 million, or 120.3% of non-performing loans and 0.96% of total loans, compared to $10.6 million at December 31, 2007, or 676.9% of non-performing loans and 0.94% of total loans. The Company experienced net loan charge offs of $460,000 in 2008 compared with net recoveries of $44,000 in 2007. The increase in loan charge offs is attributable to the decline in our current economic environment.

**Noninterest Income:** Sources of noninterest income primarily include banking service charges on deposit accounts, Infinex brokerage and insurance fees, bank owned life insurance and mortgage servicing income. Other than temporary impairment of securities are also included in noninterest income.

Noninterest loss was $9.0 million for the year ended December 31, 2008, and included other than temporary impairment of securities totaling $14.9 million compared to $5.2 million noninterest income earned during the year ended December 31, 2007. Other than temporary impairment charges included $11.6 million related to preferred stock of Freddie Mac and Fannie Mae, $1.1 million related to a AAA rated pooled trust preferred security, $1.1 million related to eleven common stocks, $587,000 related to one mutual fund and $493,000 related to one AAA rated corporate debt security.

Service charges and fees increased $594,000 which is primarily comprised of an increase of $205,000 in ATM fees due to increased volume in debit card transactions and additions made to our ATM network, a $311,000 increase in insufficient funds charges as a result of the growth in demand deposit accounts and a $95,000 increase in Infinex brokerage fees.

**Noninterest Expense:** Noninterest expense increased by $3.5 million, or 11.4%, to $33.8 million for the year ended December 31, 2008 from $30.3 million for the year ended December 31, 2007.

The following table summarizes noninterest expense for the years ended December 31, 2008 and 2007:

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | **2008** | **2007** | **$ Change** | **% Change** |
| | (Dollars in Thousands) | | | |
| Salaries and employee benefits | $ 17,150 | $ 16,082 | $ 1,068 | 6.6% |
| Service bureau fees | 3,808 | 3,361 | 447 | 13.3 |
| Occupancy and equipment | 4,103 | 3,594 | 509 | 14.2 |
| Professional fees | 1,484 | 1,550 | (66) | (4.3) |
| Marketing and promotions | 1,315 | 1,131 | 184 | 16.3 |
| Insurance and FDIC assessments | 798 | 361 | 437 | 121.1 |
| Other [(1)] | 5,104 | 4,222 | 882 | 20.9 |
| Total noninterest expense | $ 33,762 | $ 30,301 | $ 3,461 | 11.4% |

(1) Includes Directors fees and expenses for the years ended December 31, 2008 and 2007 of $829,000 and $755,000, respectively.

The increase of $3.5 million in noninterest expense is due to a $1.1 million increase in salaries and benefits, a $447,000 increase in service bureau fees, a $509,000 increase in occupancy costs, a $184,000 increase in marketing and promotions, a $437,000 increase in insurance and FDIC assessments and an $882,000 increase in other noninterest expense. Offsetting these increases was a $66,000 decrease in professional fees.

The $1.1 million increase in salary and employee benefits includes a $1.0 million increase in salary costs and a $984,000 increase in restricted stock compensation expense offset by a $234,000 decrease in bonuses, a $190,000 net increase in the amount of loan fees deferred under SFAS 91, a $239,000 decrease in stock option compensation and a $115,000 decrease in ESOP expense, when compared to the prior year. The increase in salary costs was primarily due to the growth in the number of full-time equivalent employees, which increased to 219 as of December 31, 2008 from 205 as of December 31, 2007 as a result of the expansion of branch facilities.

The $984,000 increase in restricted stock expense from the prior year reflects the fact that a significant portion of the expense related to the 2008 stock grant that vests over a four year period was accelerated for retirement-eligible officers who had constructively earned the award granted. The decrease of $239,000 in stock option compensation expense when compared to the prior year is primarily due to the immediate recognition of $110,000 of unrecognized stock option compensation expense as a result of a tender offer consummated in 2007 to purchase 43,100 of options issued in the prior year to non-executive officers and $232,000 in expense recorded for a new stock option grant made to executive officers during 2007, as compared to $174,000 of expense recorded for a new stock grant made to executive officers in 2008 and $99,000 in stock option expense for the 2007 and 2006 grants. Stock compensation expense is discussed in detail in Note 13 in the stock based compensation footnote in the financial statements.

The increase in service bureau fees of $447,000 is primarily due to increases in ATM servicing, core processing services and wide area network costs, due to increases in fees charged by the Company's core processor and additions made to our ATM, branch and wide area network.

Occupancy and equipment expense increased $509,000, or 14.2%, over the prior year primarily due to the expansion of our branch and ATM network. This was attributable to an increase of $185,000 for rent expense, an increase of $159,000 in utilities, maintenance contracts and janitorial services and an increase of $167,000 in depreciation expense on our buildings and furniture and equipment. In June 2008, the new Colchester Branch opened contributing the above expense increases.

Insurance and FDIC assessments expense increased $437,000, or 121.1%, in 2008 from 2007 caused primarily by a $425,000 increase in FDIC assessments. Increased assessments resulted from a greater level of deposits coupled with a higher FDIC assessment rate.

Other expense increased $882,000, or 20.9%, in 2008 over the prior year. Significant components of other noninterest expense are as follows:

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2008 | 2007 | $ Change | % Change |
| | (Dollars in Thousands) | | | |
| Directors fees and expenses | $ 829 | $ 755 | $ 74 | 9.8% |
| Telephone | 202 | 217 | (15) | (6.9) |
| Postage | 383 | 369 | 14 | 3.8 |
| Courier | 344 | 302 | 42 | 13.9 |
| Dues and subscriptions | 228 | 235 | (7) | (3.0) |
| Service charges | 183 | 128 | 55 | 43.0 |
| Printing and forms | 431 | 392 | 39 | 9.9 |
| Other | 2,504 | 1,824 | 680 | 37.3 |
| Total other noninterest expense | $ 5,104 | $ 4,222 | $ 882 | 20.9% |

Other expense was $2.5 million in 2008 compared to $1.8 million in 2007, an increase of $680,000, or 37.3%. The increase in 2008 included $253,000 in off balance sheet provision for credit loss expense, $139,000 in Human Resource expense, $109,000 in annual meeting expense, and $80,000 in sales training expense which was partially offset by a reduction of $62,000 in Directors deferred compensation expense.

Directors fees and expenses were $829,000 in 2008, compared to $755,000 in 2007, $45,000 of the increase was due to additional stock incentive plan expense. Other bank service charges were $183,000 in 2008, an increase of $55,000, or 43.0% over 2007.

**Income Tax Expense:** Due to the net loss in 2008, the Company received a tax benefit of $956,000 compared to income tax expense of $4.1 million in 2007. The effective tax rate was 37.6% and 33.1% for the years ended December 31, 2008 and 2007, respectively. The effective tax rate differed from the statutory rate of 34% for the years ended December 31, 2008 and 2007 primarily due to the preferential tax treatment of the corporate dividends received, non-taxable earnings on bank owned life insurance and municipal investments offset by the non-deductibility of the excess book basis of ESOP expense that is recorded at the average market price for book purposes and is only deductible at cost basis for tax purposes and the non-deductibility of $715,000 of employee benefit expense that exceeded the Federal compensation limit and the impact of the compensation deduction limits.

**Comparison of Operating Results for the Year Ended December 31, 2007 to the Year Ended December 31, 2006**

**Income Statement Summary:**

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | **2007** | **2006** | **$ Change** | **% Change** |
| | (Dollars in Thousands) | | | |
| Net interest income | $ 38,300 | $ 36,303 | $ 1,997 | 5.5% |
| Provision for loan losses | 749 | 1,681 | (932) | (55.4) |
| Noninterest income | 5,194 | 4,625 | 569 | 12.3 |
| Other noninterest expenses | 30,301 | 29,025 | 1,276 | 4.4 |
| Income before income taxes | 12,444 | 10,222 | 2,222 | 21.7 |
| Provision for income taxes | 4,116 | 3,368 | 748 | 22.2 |
| Net income | $ 8,328 | $ 6,854 | $ 1,474 | 21.5% |

**General:** Net income of $8.3 million increased by $1.5 million for the year ended December 31, 2007 over the previous year. When comparing 2007 to 2006, net interest income increased by $2.0 million, or 5.5%, the provision for loan losses decreased by $932,000, or 55.4%, and noninterest income increased $569,000, or 12.3%. Other noninterest expense increased by $1.3 million, or 4.4%. Basic and diluted earnings per share were $0.44 for 2007 compared to basic and diluted earnings per share of $0.36 for 2006.

The increase in net interest income was primarily due to a $12.3 million, or 6.2%, increase in average net interest-earning assets offset by a 17 basis point decrease in the net interest margin. The $932,000 decrease in the provision for loan losses from the prior year is attributable to a reduction in the provision needed as a result of our evaluation of the required allowance amount based upon probable and reasonably estimable losses in our loan portfolio. The reduction in the provision reflects the favorable asset quality trends experienced by the Company including a low level of loan defaults and charge-offs.

The $569,000 increase in noninterest income is primarily due to a $670,000 increase in service charges and fees, a $132,000 increase in gains on sales of securities offset by an other than temporary impairment of securities of $233,000. The $670,000 increase in service charges and fees is primarily comprised of a $187,000 increase in ATM fees due to increased volume in debit card transactions and additions made to our ATM network, a $315,000 increase in insufficient funds charges as a result of the growth in demand deposit accounts and a $105,000 increase in Infinex brokerage fees.

The $1.3 million increase in noninterest expense is primarily due to an increase of $989,000 in salaries and employee benefits, a $425,000 increase in service bureau fees and a $415,000 increase in occupancy costs offset by a $548,000 decrease in Director fees and expenses and a $282,000 decrease in other various other noninterest expenses.

The $989,000 increase in salary and employee benefits includes a $1.2 million increase in salary costs, $541,000 increase in bonuses and a $330,000 increase in stock option compensation expense offset by a decrease of $1.2 million in restricted stock compensation expense when compared to the prior year. The increase in salary costs was primarily due to the growth in the number of full-time equivalent employees, which increased to 205 as of December 31, 2007 from 189 as of December 31, 2006 as a result of the expansion of branch facilities.

The $1.2 million decrease in restricted stock expense from the prior year reflects the fact that a significant portion of the expense related to the 2006 stock grant that vests over a four year period was accelerated for retirement-eligible officers who had constructively earned the award granted. The increase of $330,000 in stock option compensation expense when compared to the prior year is primarily due to the immediate recognition of $110,000 of unrecognized stock option compensation expense as a result of a tender offer consummated in 2007 to purchase 43,100 of options issued in the prior year to non-executive officers and $232,000 in expense recorded for a new stock option grant made to executive officers during 2007. Stock compensation expense is discussed in detail in Note 13 in the stock based compensation footnote in the financial statements.

The increase in service bureau fees of $425,000 is primarily due to increases in ATM servicing , core processing services and wide area network costs, due to increases in fees charged by the Company's core processor and additions made to our ATM, branch and wide area network.

The $548,000 decrease in Director fees from the prior year reflects the fact that a significant portion of the 2006 stock grant that vests over a four year period was accelerated for retirement eligible Directors who had constructively earned the award.

**Net Interest Income**: Net interest income before the provision for loan loss increased 5.5% to $38.3 million for the year ended December 31, 2007, compared to $36.3 million for the year ended December 31, 2006. The increase is primarily due to a $12.3 million, or 6.2% increase in average net interest-earning assets. Average net interest-earning assets increased to $210.6 million for the year ended December 31, 2007 from $198.3 million for the prior year. Our net interest margin decreased 17 basis points to 3.13% for the year ended December 31, 2007 from 3.30% for the year ended December 31, 2006.

**Interest and Dividend Income**: Interest and dividend income increased 15.5% to $73.9 million for the year ended December 31, 2007 from $64.0 million for the year ended December 31, 2006. Interest income on loans receivable increased by 15.5% to $67.0 million for the year ended December 31, 2007 from $58.0 million for the year ended December 31, 2006 primarily due to a 12.1% increase in average loans receivable. The average loan yield for the year ended December 31, 2007 increased to 6.22% from 6.04% compared to the same period in the prior year. The prime rate used as an index to re-price various commercial and home equity adjustable rate loans decreased 100 basis points during the year to 7.25% at December 31, 2007 from 8.25% at December 31, 2006. Interest and dividend income on available for sale securities increased to $6.1 million for the year ended December 31, 2007 from $5.3 million for the year ended December 31, 2006 attributable to both a 7.0% increase in average available for sale securities and a 31 basis point increase in the average yield on available for sale investment securities for the year ended December 31, 2007 compared to the year ended December 31, 2006.

**Interest Expense:** Interest expense for the year ended December 31, 2007 increased 28.7% to $35.6 million from $27.6 million for the year ended December 31, 2006. The increase in interest expense for the year ended December 31, 2007 compared to the same period in the prior year was attributable to an increase in both volume and the weighted average rate paid due to a rising rate environment. For the year ended December 31, 2007, average interest-bearing liabilities rose 12.5% to $1.0 billion from $900.9 million for the year ended December 31, 2006. The average rate paid on interest-bearing liabilities for the year ended December 31, 2007 increased 44 basis points to 3.51% from 3.07% for the year ended December 31, 2006. The increase in the cost of funds was due to a competitive deposit gathering environment and the increase in higher cost time deposits, but was mitigated by deposit account strategies to attract lower cost demand, NOW and money market account deposits. For the year ended December 31, 2007, average core deposits decreased slightly to $408.7 million from $408.9 million for the year ended December 31, 2006.

**Provision for Loan Losses:** The allowance for loan losses is maintained at a level necessary to absorb estimated credit losses that are both probable and reasonably estimable at the dates of the financial statements. Management evaluates the adequacy of the allowance for loan losses on a quarterly basis and charges to current operations any provision for loan losses considered necessary. The assessment considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and prevailing economic conditions. Based upon the evaluation of these factors, management recorded a provision of $749,000 for the year ended December 31, 2007, a decrease of $932,000 compared to the year ended December 31, 2006 as a result of an evaluation of the loan portfolio and estimated allowance requirements. At December 31, 2007, the allowance for loan losses totaled $10.6 million, or 676.9% of non-performing loans and 0.94% of total loans, compared to $9.8 million at December 31, 2006, or 658.2% of non-performing loans and 0.94% of total loans. The Company collected net loan recoveries of $44,000 during 2007 compared with the net charge-offs of $529,000 experienced during the prior year.

**Noninterest Income:** Sources of noninterest income primarily include banking service charges on deposit accounts, Infinex brokerage and insurance fees, bank owned life insurance and mortgage servicing income.

The $569,000 increase in noninterest income for the year ended December 31, 2007 compared to the year ended December 31, 2006 is principally due to a $670,000 increase in service charges and fees and an increase on the net gains on sales of securities of $132,000 offset by an other than temporary impairment of securities of $233,000. The $670,000 increase in service charges and fees is primarily comprised of an increase of $187,000 in ATM fees due to increased volume in debit card transactions and additions made to our ATM network, a $315,000 increase in insufficient funds charges as a result of the growth in demand deposit accounts and a $105,000 increase in Infinex brokerage fees.

**Noninterest Expense:** Noninterest expense increased by $1.3 million, or 4.4%, to $30.3 million for the year ended December 31, 2007 from $29.0 million for the year ended December 31, 2006.

The following table summarizes noninterest expense for the years ended December 31, 2007 and 2006:

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | **2007** | **2006** | **$ Change** | **% Change** |
| | (Dollars in Thousands) | | | |
| Salaries and employee benefits | $16,082 | $ 15,093 | $ 989 | 6.6% |
| Service bureau fees | 3,361 | 2,936 | 425 | 14.5 |
| Occupancy and equipment | 3,594 | 3,179 | 415 | 13.1 |
| Professional fees | 1,550 | 1,372 | 178 | 13.0 |
| Marketing and promotions | 1,131 | 1,134 | (3) | (0.3) |
| Insurance and FDIC Assessments | 361 | 259 | 102 | 39.4 |
| Other [(1)] | 4,222 | 5,052 | (830) | (16.4) |
| Total noninterest expense | $30,301 | $ 29,025 | $ 1,276 | 4.4% |

(1) Includes Directors fees and expenses for the years ended December 31, 2007 and 2006 of $755,000 and $1.3 million, respectively.

The increase of $1.3 million in noninterest expense is primarily due to a $989,000 increase in salaries and benefits, a $425,000 increase in service bureau fees, a $415,000 increase in occupancy costs, a $178,000 increase in professional fees and a $102,000 increase in insurance and FDIC assessments. Offsetting these increases was a $3,000 decrease in marketing and promotions and an $830,000 decrease in other noninterest expenses.

The $989,000 increase in salary and employee benefits includes a $1.2 million increase in salary costs, $541,000 increase in bonuses and a $330,000 increase in stock option compensation expense offset by a decrease of $1.2 million in stock compensation expense when compared to the prior year. The increase in salary costs was primarily due to the growth in the number of full-time equivalent employees, which increased to 205 as of December 31, 2007 from 189 as of December 31, 2006 as a result of the expansion of branch facilities and departments.

The $425,000 increase in service bureau fees is primarily due to increases in ATM servicing, core processing services and wide area network costs, due to increases in fees charged by the Company's core processor and additions made to our ATM, branch and wide area network. The decrease of $830,000 in other noninterest expenses is primarily due to a $548,000 decrease in Director fees and expenses, a $181,000 decrease in appraisals and credit reports and a $230,000 decrease in allowance for unfunded commitments. The $548,000 decrease in Directors fees and expenses primarily reflects the fact that a significant portion of the 2006 Director stock and options grant that vests over a four year period was accelerated for retirement eligible Directors who had constructively earned the award.

Other noninterest expense decreased by 16.4% to $4.2 million for the year ended December 31, 2007 compared to $5.1 million for the year ended December 31, 2006. Significant components of other noninterest expense are as follows:

| | Years Ended December 31, | | | |
|---|---|---|---|---|
| | 2007 | 2006 | $ Change | % Change |
| | (Dollars in Thousands) | | | |
| Directors fees and expenses | $ 755 | $ 1,303 | $ (548) | (42.1)% |
| Telephone | 217 | 247 | (30) | (12.1) |
| Postage | 369 | 359 | 10 | 2.8 |
| Courier | 302 | 295 | 7 | 2.4 |
| Dues and subscriptions | 235 | 200 | 35 | 17.5 |
| Service charges | 128 | 131 | (3) | (2.3) |
| Printing and forms | 392 | 389 | 3 | 0.8 |
| Other | 1,824 | 2,128 | (304) | (14.3) |
| Total other noninterest expense | $ 4,222 | $ 5,052 | $ (830) | (16.4)% |

In 2007 Director fees and expenses decreased by $548,000. This decrease was primarily due to the Company awarding restricted stock and stock options to the Directors in 2006, while no stock awards were granted to Directors in 2007, resulting in a $583,000 decrease in stock incentive plan expenses for the Directors. This decrease in stock incentive plan expenses from the prior year reflects the fact that a significant portion of the 2006 stock grants that vest over a four year period were accelerated into 2006 for retirement-eligible Directors who had constructively earned the award in 2006. Director fees increased $35,000 in 2007 from the prior year.

**Income Tax Expense:** Income tax expense increased by $748,000 to $4.1 million for the year ended December 31, 2007 compared to $3.4 million of income tax expense for the year ended December 31, 2006. The effective tax rate was 33.1% and 32.9% for the years ended December 31, 2007 and 2006, respectively. The effective tax rate differed from the statutory rate of 34% for the years ended December 31, 2007 and 2006 primarily due to the preferential tax treatment of the corporate dividends received, non-taxable earnings on bank owned life insurance and municipal investments offset by the non-deductibility of the excess book basis of ESOP expense that is recorded at the average market price for book purposes and is only deductible at cost basis for tax purposes.

## Comparison of Financial Condition at December 31, 2008 and December 31, 2007

**Summary:** The Company's total assets increased $206.1 million, or 15.5%, to $1.5 billion at December 31, 2008, as compared to $1.3 billion at December 31, 2007, primarily due to a $175.5 million, or 15.7%, increase in loans which were funded primarily with the proceeds received from additional Federal Home Loan Bank advances of $121.1 million at December 31, 2008, a 60.0% increase over December 31, 2007, and additional deposits of $91.5 million or 9.6%. Net loans receivable increased to $1.3 billion at December 31, 2008 from $1.1 billion at December 31, 2007 primarily due to increases in commercial real estate loans of $67.0 million and in one-to-four family residential mortgages of $80.0 million. Available for sale investment securities increased $4.9 million or 3.6% to $141.3 million at December 31, 2008 from $136.4 million at December 31, 2007. The Company started purchasing held to maturity securities in 2008 consisting of long term mortgage-backed securities and at December 31, 2008 had $24.1million in securities held to maturity compared to none at December 31, 2007.

Deposits increased $91.5 million, or 9.6%, to $1.04 billion at December 31, 2008 from $951.0 million at December 31, 2007. The growth was principally attributable to a $67.1 million increase in money market and investment savings. Demand deposits grew $16.7 million to $116.1 million at December 31, 2008, up 16.8% over the prior year end. NOW accounts grew $1.1 million to $86.9 million, at December 31, 2008, up 1.3% from the prior year end. Regular savings accounts declined $273,000 to $121.5 million at December 31, 2008. Time deposits totaled $529.6 million at December 31, 2008, an increase of $6.8 million, or 1.3%, over the prior year end. Federal Home Loan Bank advances increased $121.1 million, or 60.0%, to $322.9 million at December 31, 2008 from $201.7 million at December 31, 2007. The increases in deposits and FHLB advances were also used to fund loan growth during the period.

Total capital decreased $10.6 million, or 6.8%, to $145.8 million at December 31, 2008 from $156.4 million at December 31, 2007.

**Investment Securities:** At December 31, 2008, the Company's investment portfolio had $141.3 million of available for sale securities and $24.1 million of held to maturity securities. At December 31, 2007, the investment portfolio consisted solely of available for sale securities totaling $136.4 million. In 2008, $12.0 million of US government sponsored enterprises matured or were called and the proceeds were used to purchase additional mortgage-backed securities. At December 31, 2008, the net unrealized gain on investment securities available for sale was $3.6 million, net of taxes, compared to $3.2 million as of December 31, 2007. Declining long-term market interest rates during the last half of 2008 had a positive effect on the fair value of the Company's debt securities during the period. That impact was augmented by unrealized gains on marketable equity securities.

**Lending Activities:** Net loans increased $175.5 million, or 15.7%, to $1.3 billion at December 31, 2008 from $1.1 billion at December 31, 2007 primarily due to increases in one-to-four family residential mortgages and commercial real estate loans.

Residential real estate loans increased $80.0 million, or 12.0%, to $746.0 million at December 31, 2008. This increase in loans reflected continued demand for loans in a favorable interest rate environment, a no-closing costs loan program for refinanced residential loans, and the use of two established local mortgage banking firms to originate adjustable rate hybrid residential mortgage loans (loans that originate at a fixed rate for a period of five, seven or nine years that convert to one year ARMs thereafter). Commercial real estate loans increased $67.0 million, or 23.6%, to $351.5 million at December 31, 2008. This increase in commercial real estate loans reflects the expansion of existing borrowing relationships and the continued success of the regional commercial real estate program.

The allowance for loan losses increased $1.9 million, or 18.2%, to $12.6 million at December 31, 2008 from $10.6 million at December 31, 2007. The increase in the allowance for loan losses resulted from a $2.4 million provision for loan losses for the year ended December 31, 2008 partially offset by net charge offs of $460,000. The increase in the allowance was deemed necessary based upon management's estimate of probable estimated loan losses inherent in the loan portfolio and the growth of the loan portfolio. At December 31, 2008, the allowance for loan losses represented 0.96% of total loans and 120.3% of non-performing loans, compared to 0.94% of total loans and 676.9% of non-performing loans as of December 31, 2007.

**Deposits**: Deposits increased $91.5 million, or 9.6%, to $1.0 billion at December 31, 2008. The growth was attributable to a $16.7 million increase in demand deposits, and a $67.1 million increase in money market accounts. Time deposits increased $6.8 million in 2008.

**Liquidity and Capital Resources:** Liquid assets are maintained at levels considered adequate to meet the Company's liquidity needs. Liquidity levels are adjusted to fund loan commitments, repay borrowings, fund deposit outflows and pay real estate taxes on mortgage loans held for investment. Liquidity is also adjusted as appropriate to meet asset and liability management objectives.

The Company's primary sources of liquidity are deposits, advances from the Federal Home Loan Bank of Boston, amortization and prepayment of loans, maturities of investment securities and other short-term investments, periodic principal repayments on mortgage-back securities and earnings and funds provided from operations. Although not currently utilized, the Company also has available lines of credit with two deposit brokers, as well as, for unsecured federal funds. While scheduled principal repayments on loans are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and rates offered by our competition. Interest rates on deposits are priced to maintain a desired level of total deposits.

A portion of the Company's liquidity consists of cash and cash equivalents, which are a product of operating, investing and financing activities. At December 31, 2008 and 2007, respectively, $14.9 million and $24.0 million of the Company's assets were invested in cash and cash equivalents. The primary sources of cash are principal repayments on loans, proceeds from the calls and maturities of investment securities, increases in deposit accounts and advances from the Federal Home Loan Bank of Boston.

During the years ended December 31, 2008 and 2007, loan originations and purchases, net of collected principal and loan sales, totaled $178.0 million and $84.0 million, respectively, reflecting continued growth in the loan portfolio due to a favorable interest rate environment, a no-closing cost residential loan program targeted at the refinance market and the use of two established local mortgage banking firms to originate adjustable rate hybrid residential loans. Cash received from the calls and maturities of investment securities totaled $14.9 million and $61.7 million during the years ended December 31, 2008 and 2007, respectively. The Company purchased $57.0 million and $83.0 million and received proceeds from the sale of available for sale investment securities of $5.9 million and $6.4 million during the years ended December 31, 2008 and 2007, respectively. The Company started purchasing held to maturity securities in 2008 consisting of long term mortgage-backed securities and at December 31, 2008 had $24.1million in securities held to maturity compared to none at December 31, 2007.

Deposit flows are generally affected by the level of our interest rates, the interest rates and products offered by local competitors, and other factors. The net increases in total deposits were $91.5 million and $66.5 million for the years ended December 31, 2008 and 2007, respectively. The Company experienced increasing deposit levels in 2008 due to money market and time deposit promotions, new branch promotions and disintermediation from investment firms due to increasing uncertainty in the financial markets.

Liquidity management is both a daily and longer-term function of business management. If the Company requires funds beyond its ability to generate them internally, borrowing agreements exist with the Federal Home Loan Bank of Boston, which provide an additional source of funds. At December 31, 2008, the Company had $322.9 million in advances from the Federal Home Loan Bank of Boston and an additional available borrowing limit of $76.1 million based on collateral requirements of the Federal Home Loan Bank of Boston. The Company's internal policies limit borrowings to 30% of total assets, or $459.9 million at December 31, 2008.

At December 31, 2008, the Company had outstanding commitments to originate loans of $48.7 million and unfunded commitments under lines of credit and stand-by letters of credit of $278.6 million. At December 31, 2008, time deposits scheduled to mature in less than one year totaled $401.2 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Company, although there can be no assurance that this will be the case. In the event a significant portion of our deposits are not retained by the Company, other funding sources will be utilized, such as Federal Home Loan Bank of Boston advances, brokered deposits from two available lines, and an unsecured federal funds line of credit in order to maintain the level of assets. Alternatively, the Company would reduce the level of liquid assets, such as cash and cash equivalents in order to meet funding needs. In addition, the cost of such deposits may be significantly higher if market interest rates are higher or there is an increased amount of competition for deposits in our market area at the time of renewal.

The following tables present information indicating various obligations and commitments made by the Company as of December 31, 2008 and the respective maturity dates:

**Contractual Obligations**

| | Total | One Year or Less | More than One Year Through Three Years | More than Three Years Through Five Years | Over Five Years |
|---|---|---|---|---|---|
| | (Dollars in Thousands) | | | | |
| Federal Home Loan Bank advances[1] | $ 322,882 | $ 82,000 | $ 98,682 | $ 100,400 | $ 41,800 |
| Interest expense payable on Federal Home Loan Bank Advances | 39,734 | 10,153 | 17,361 | 8,911 | 3,309 |
| Operating leases[2] | 14,021 | 774 | 1,493 | 1,398 | 10,356 |
| Other liabilities[3] | 3,109 | 28 | 414 | 764 | 1,903 |
| Total Contractual Obligations | $ 379,746 | $ 92,955 | $ 117,950 | $ 111,473 | $ 57,368 |

(1) Secured under a blanket security agreement on qualifying assets, principally, mortgage loans.
(2) Represents non-cancelable operating leases for offices and office equipment.
(3) Consists of estimated benefit payments over the next ten years to retirees under unfunded nonqualified pension plans.

**Other Commitments**

| | Total | One Year or Less | More than One Year Through Three Years | More than Three Years Through Five Years | Over Five Years |
|---|---|---|---|---|---|
| | (Dollars in Thousands) | | | | |
| Real estate loan commitments[1] | $ 37,712 | $ 20,947 | $ 3,200 | $ – | $ 13,565 |
| Commercial business loan commitments[1] | 11,031 | 3,325 | 1,945 | 560 | 5,201 |
| Commercial business loan lines of credit | 58,605 | 8,617 | 6,985 | 1,076 | 41,927 |
| Unused portion of home equity lines of credit[2] | 113,725 | 555 | 3,424 | 8,895 | 100,851 |
| Unused portion of construction loans | 93,905 | 34,678 | 45,564 | 1,842 | 11,821 |
| Unused checking overdraft lines of credit[3] | 112 | 112 | – | – | – |
| Standby letters of credit | 12,231 | 10,341 | 1,226 | 64 | 600 |
| Total Other Commitments | $ 327,321 | $ 78,575 | $ 62,344 | $ 12,437 | $ 173,965 |

General: Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract and generally have fixed expiration dates or other termination clauses.
(1) Commitments for loans are extended to customers for up to 180 days after which they expire.
(2) Unused portions of home equity lines of credit are available to the borrower for up to 10 years.
(3) Unused portion of checking overdraft lines of credit are available to customers in "good standing."

## Off-Balance Sheet Arrangements

In the ordinary course of business, the Company is a party to credit-related financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit. The Company follows the same credit policies in making commitments as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Company, is based on management's credit evaluation of the customer.

Unfunded commitments under construction lines of credit for residential and commercial properties and commercial lines of credit are commitments for possible future extensions of credit to existing customers. These lines of credit may or may not be requested to be drawn upon to the total extent to which the Company is committed depending upon the needs and desires of the customers to which the commitments have been made.

At December 31, 2008 and 2007, the Company had $48.7 million and $71.0 million, respectively, in commitments to grant loans, and $278.6 million and $263.0 million, respectively, of unfunded commitments under lines of credit and standby letters of credit.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

### Management of Market and Interest Rate Risk

**General:** The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, in general have longer contractual maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Committee which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. Management monitors the level of interest rate risk on a regular basis and the Asset/Liability Committee meets at least quarterly to review our asset/liability policies and interest rate risk position.

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk: (i) emphasizing adjustable rate loans including, adjustable rate one-to-four family, commercial and consumer loans, (ii) reducing and shortening the expected average life of the investment portfolio, and (iii) periodically lengthening the term structure of our borrowings from the Federal Home Loan Bank of Boston. These measures should serve to reduce the volatility of our future net interest income in different interest rate environments.

### Quantitative Analysis:

**Income Simulation:** Simulation analysis is used to estimate our interest rate risk exposure at a particular point in time. It is a dynamic method in that it incorporates our forecasted balance sheet growth assumptions under the different interest rate scenarios tested. We utilize the income simulation method to analyze our interest rate sensitivity position to manage the risk associated with interest rate movements. At least quarterly, our Asset/Liability Committee reviews the potential effect changes in interest rates could have on the repayment or repricing of rate sensitive assets and funding requirements of rate sensitive liabilities. Our most recent simulation uses projected repricing of assets and liabilities at December 31, 2008 on the basis of contractual maturities, anticipated repayments and scheduled rate adjustments. Prepayment rate assumptions can have a significant impact on interest income simulation results. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates may have a significant impact on the actual prepayment speeds of our mortgage related assets that may in turn effect our interest rate sensitivity position. When interest rates rise, prepayment speeds slow and the average expected life of our assets would tend to lengthen more than the expected average life of our liabilities and therefore would most likely result in a decrease to our asset sensitive position.

| | Percentage Decrease in Estimated Net Interest Income Over 12 Months |
|---|---|
| 300 basis point increase in rates...................... | 3.53% |
| 50 basis point decrease in rates...................... | (2.54) |

Rockville Bank's Asset/Liability policy currently limits projected changes in net interest income to a maximum variance of (5%) for every 100 basis point interest rate change measured over a twelve-month and a twenty-four month period when compared to the flat rate scenario. In addition, our policy limits change in return on assets ("ROA") by a maximum of (15) basis points for every 100 basis point interest rate change when compared to the flat rate scenario, or the change will be limited to 20% of the flat rate scenario ROA (for every 100 basis point interest rate change), whichever is less. These policy limits are re-evaluated on a periodic basis (not less than annually) and may be modified, as appropriate. Because of the asset-sensitivity of our balance sheet, income is projected to decrease if interest rates fall. Also included in the decreasing rate scenario is the assumption that further declines are reflective of a deeper recession as well as narrower credit spreads from Federal Market intervention. At December 31, 2008, income at risk (i.e., the change in net interest income) increased 3.53% and decreased 2.54% based on a 300 basis point average increase or a 50 basis point average decrease, respectively. At December 31, 2008, return on assets is modeled to increase by 6 basis points and decrease by 4 basis points based on a 300 basis point increase or a 50 basis point decrease, respectively. While we believe the assumptions used are reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.

Item 8. Financial Statements and Supplementary Data

# ROCKVILLE FINANCIAL, INC.
# CONSOLIDATED FINANCIAL STATEMENTS
## TABLE OF CONTENTS

**REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING**

The management of Rockville Financial, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework.* Based on that assessment, management concluded that, as of December 31, 2008, the Company's *internal control* over financial reporting is effective based on the criteria established in *Internal Control – Integrated Framework.*

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008, has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm.

/s/ William J. McGurk

William J. McGurk
President, Chief Executive Officer
and Director

/s/ John T. Lund

John T. Lund
Senior Vice President, Chief Financial
Officer and Treasurer

Date: March 11, 2009

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
Rockville Financial, Inc.
Rockville, Connecticut

We have audited the internal control over financial reporting of Rockville Financial, Inc. and its subsidiaries (collectively, the "Company") as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report, dated March 11, 2009, expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP
Hartford, Connecticut
March 11, 2009

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholders of
Rockville Financial, Inc.
Rockville, Connecticut

We have audited the accompanying consolidated statements of condition of Rockville Financial, Inc. and its subsidiaries (collectively, the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Hartford, Connecticut
March 11, 2009

## Rockville Financial, Inc. and Subsidiaries
## Consolidated Statements of Condition
## As of December 31, 2008 and 2007
**(In Thousands Except Share Amounts)**

| | 2008 | 2007 |
|---|---|---|
| **ASSETS** | | |
| CASH AND CASH EQUIVALENTS | | |
| Cash and due from banks | $ 14,607 | $ 18,616 |
| Short-term investments | 294 | 5,382 |
| Total cash and cash equivalents | 14,901 | 23,998 |
| AVAILABLE FOR SALE SECURITIES-At fair value | 141,250 | 136,372 |
| HELD TO MATURITY SECURITIES- At amortized cost | 24,138 | – |
| LOANS RECEIVABLE (Net of allowance for loan losses of $12,553 in 2008 and $10,620 in 2007) | 1,291,791 | 1,116,327 |
| FEDERAL HOME LOAN BANK STOCK | 17,007 | 11,168 |
| ACCRUED INTEREST RECEIVABLE | 4,636 | 4,156 |
| DEFERRED TAX ASSET-Net | 11,476 | 3,963 |
| BANK PREMISES AND EQUIPMENT-Net | 16,405 | 14,352 |
| GOODWILL | 1,070 | 1,070 |
| CASH SURRENDER VALUE OF BANK OWNED LIFE INSURANCE | 9,705 | 9,322 |
| OTHER ASSETS | 694 | 6,284 |
| TOTAL | $ 1,533,073 | $ 1,327,012 |
| **LIABILITIES AND CAPITAL** | | |
| LIABILITIES | | |
| DEPOSITS | | |
| Noninterest bearing | $ 116,113 | $ 99,378 |
| Interest bearing | 926,395 | 851,660 |
| Total deposits | 1,042,508 | 951,038 |
| MORTGAGORS AND INVESTORS ESCROW ACCOUNTS | 6,077 | 5,568 |
| ADVANCES FROM THE FEDERAL HOME LOAN BANK | 322,882 | 201,741 |
| PAYABLE FOR SECURITIES PURCHASED | – | 118 |
| ACCRUED EXPENSES AND OTHER LIABILITIES | 15,829 | 12,174 |
| Total liabilities | 1,387,296 | 1,170,639 |
| COMMITMENTS AND CONTINGENCIES (Note 15) | | |
| STOCKHOLDERS' EQUITY: | | |
| Preferred stock (no par value; 1,000,000 shares authorized; no shares issued and outstanding at December 31, 2008 and 2007) | – | – |
| Common stock (no par value; 29,000,000 shares authorized; 19,568,284 shares and 19,568,284 shares issued and outstanding (includes 156,780 and 110,970 shares of unvested restricted stock) at December 31, 2008 and 2007, respectively) | 85,249 | 85,249 |
| Additional paid in capital | 3,380 | 3,009 |
| Unallocated stock held by ESOP | (5,035) | (5,734) |
| Treasury stock, at cost (695,253 and 496,730 shares at December 31, 2008 and 2007, respectively) | (9,709) | (7,293) |
| Retained earnings | 75,985 | 81,383 |
| Accumulated other comprehensive loss, net of tax | (4,093) | (241) |
| Total stockholders' equity | 145,777 | 156,373 |
| TOTAL | $ 1,533,073 | $ 1,327,012 |

See accompanying notes to consolidated financial statements.

**Rockville Financial, Inc. and Subsidiaries**
**Consolidated Statements of Income**
**Years Ended December 31, 2008, 2007 and 2006**
**(In Thousands, Except Share and Per Share Amounts)**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| INTEREST AND DIVIDEND INCOME: | | | |
| Loans | $ 68,458 | $ 66,995 | $ 58,000 |
| Securities-interest | 7,406 | 5,600 | 4,917 |
| Interest bearing deposits | 34 | 102 | 106 |
| Securities-dividends | 1,647 | 1,180 | 929 |
| Total interest and dividend income | 77,545 | 73,877 | 63,952 |
| INTEREST EXPENSE | | | |
| Deposits | 25,069 | 27,081 | 19,908 |
| Borrowed funds | 9,877 | 8,496 | 7,741 |
| Total interest expense | 34,946 | 35,577 | 27,649 |
| Net interest income | 42,599 | 38,300 | 36,303 |
| PROVISION FOR LOAN LOSSES | 2,393 | 749 | 1,681 |
| Net interest income after provision for loan losses | 40,206 | 37,551 | 34,622 |
| NONINTEREST (LOSS) INCOME: | | | |
| Service charges and fees | 5,513 | 4,919 | 4,249 |
| Net gain from sale of securities | 381 | 508 | 376 |
| Other than temporary impairment of securities | (14,881) | (233) | – |
| Total noninterest (loss) income | (8,987) | 5,194 | 4,625 |
| NONINTEREST EXPENSE: | | | |
| Salaries and employee benefits | 17,150 | 16,082 | 15,093 |
| Service bureau fees | 3,808 | 3,361 | 2,936 |
| Occupancy and equipment | 4,103 | 3,594 | 3,179 |
| Professional fees | 1,484 | 1,550 | 1,372 |
| Marketing and promotions | 1,315 | 1,131 | 1,134 |
| Insurance and FDIC assessments | 798 | 361 | 259 |
| Other | 5,104 | 4,222 | 5,052 |
| Total noninterest expense | 33,762 | 30,301 | 29,025 |
| (LOSS) INCOME BEFORE INCOME TAXES | (2,543) | 12,444 | 10,222 |
| (BENEFIT) PROVISION FOR INCOME TAXES | (956) | 4,116 | 3,368 |
| NET (LOSS) INCOME | $ (1,587) | $ 8,328 | $ 6,854 |

(Continued)

**Rockville Financial, Inc. and Subsidiaries**
**Consolidated Statements of Income (Continued)**
**Years Ended December 31, 2008, 2007 and 2006**
**(In Thousands, Except Share and Per Share Amounts)**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Earnings per share (see Note 4): | | | |
| Basic | $ (0.09) | $ 0.44 | $ 0.36 |
| Diluted | $ (0.09) | $ 0.44 | $ 0.36 |
| Weighted average shares outstanding: | | | |
| Basic | 18,428,158 | 18,750,935 | 18,838,951 |
| Diluted | 18,428,158 | 18,750,935 | 18,839,312 |

See accompanying notes to consolidated financial statements.

# Rockville Financial, Inc. and Subsidiaries
# Consolidated Statements of Changes in Stockholders' Equity
# For the Years Ended December 31, 2008, 2007 and 2006
## (In Thousands, Except Share Amounts)

| | Common Stock | | Additional Paid in Capital | Unallocated Common Shares Held by ESOP | Retained Earnings | Treasury Stock | | Accumulated Other Comprehensive (Loss) Income | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | Shares | Amount | | |
| Balance at January 1, 2006 | 19,435,000 | $ 85,249 | $ 213 | $ (6,368) | $ 70,764 | – | $ – | $ 1,047 | $ 150,905 |
| Comprehensive income: | | | | | | | | | |
| Net income | – | – | – | – | 6,854 | – | – | – | 6,854 |
| Change in net unrealized gain on securities available for sale, net of tax | – | – | – | – | – | – | – | 1,355 | 1,355 |
| Change in minimum pension liability, net of tax | – | – | – | – | – | – | – | (74) | (74) |
| Total comprehensive income | | | | | | | | | 8,135 |
| Common stock repurchased | – | – | – | – | – | 57,800 | (962) | – | (962) |
| Shares purchased for ESOP | – | – | – | (817) | – | – | – | – | (817) |
| Stock compensation expense | 139,640 | – | 1,641 | 700 | – | (57,800) | 962 | – | 3,303 |
| Dividends paid, $0.08 per common share | – | – | – | 51 | (1,555) | – | – | – | (1,504) |
| Adjustment to initially adopt SFAS No. 158, net of tax | – | – | – | – | – | – | – | (3,996) | (3,996) |
| Balance at December 31, 2006 | 19,574,640 | 85,249 | 1,854 | (6,434) | 76,063 | – | – | (1,668) | 155,064 |
| Comprehensive income: | | | | | | | | | |
| Net income | – | – | – | – | 8,328 | – | – | – | 8,328 |
| Change in net unrealized gain on securities available for sale, net of tax | – | – | – | – | – | – | – | 451 | 451 |
| Change in accumulated other comprehensive income related to employee benefit plans, net of tax | – | – | – | – | – | – | – | 976 | 976 |
| Total comprehensive income | | | | | | | | | 9,755 |
| Common stock repurchased | – | – | – | – | – | 496,730 | (7,293) | – | (7,293) |
| Stock compensation expense | (4,800) | – | 1,276 | 700 | – | – | – | – | 1,976 |
| Repurchase of stock options | – | – | (100) | – | – | – | – | – | (100) |
| Cancellation of shares for tax withholding | (1,556) | – | (21) | – | – | – | – | – | (21) |
| Dividends paid, $0.16 per common share | – | – | – | – | (3,008) | – | – | – | (3,008) |
| Balance at December 31, 2007 | 19,568,284 | 85,249 | 3,009 | (5,734) | 81,383 | 496,730 | (7,293) | (241) | 156,373 |
| Comprehensive loss: | | | | | | | | | |
| Net loss | – | – | – | – | (1,587) | – | – | – | (1,587) |
| Change in net unrealized gain on securities available for sale, net of tax | – | – | – | – | – | – | – | 420 | 420 |
| Change in accumulated other comprehensive income related to employee benefit plans, net of tax | – | – | – | – | – | – | – | (4,272) | (4,272) |
| Total comprehensive loss | | | | | | | | | (5,439) |
| Common stock repurchased | – | – | – | – | – | 291,082 | (3,787) | – | (3,787) |
| Stock compensation expense | – | – | 1,956 | 699 | – | – | – | – | 2,655 |
| Treasury stock issued | – | – | (1,371) | – | – | (92,559) | 1,371 | – | – |
| Cancellation of shares for tax withholding | – | – | (214) | – | – | – | – | – | (214) |
| Dividends paid, $0.20 per common share | – | – | – | – | (3,691) | – | – | – | (3,691) |
| Adjustment to adopt SFAS No. 158 to change pension plan measurement date, net of tax | – | – | – | – | (120) | – | – | – | (120) |
| Balance at December 31, 2008 | 19,568,284 | $ 85,249 | $ 3,380 | $ (5,035) | $ 75,985 | 695,253 | $(9,709) | $ (4,093) | $ 145,777 |

See accompanying notes to consolidated financial statements.

**Rockville Financial, Inc. and Subsidiaries**
**Consolidated Statements of Cash Flows**
**Years Ended December 31, 2008, 2007 and 2006**
**(In Thousands)**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Net (loss) income | $ (1,587) | $ 8,328 | $ 6,854 |
| Adjustments to reconcile net (loss) income to net cash provided by operating activities: | | | |
| Amortization and accretion of premiums and discounts on investments, net | (59) | 48 | 161 |
| Stock compensation expense | 2,655 | 1,855 | 3,303 |
| Provision for loan losses | 2,393 | 749 | 1,681 |
| Net gain from sale of securities | (381) | (508) | (376) |
| Other than temporary impairment of securities | 14,881 | 233 | – |
| Depreciation and amortization | 1,502 | 1,416 | 1,300 |
| Loss on disposal of equipment | 3 | 4 | 16 |
| Deferred income taxes | (5,528) | 540 | (421) |
| Increase in cash surrender value of bank owned life insurance | (383) | (368) | (339) |
| Change in assets and liabilities: | | | |
| Deferred loan fees and premiums | 113 | 283 | (73) |
| Accrued interest receivable | (480) | 317 | (696) |
| Other assets | 2,484 | (2,979) | (755) |
| Accrued expenses and other liabilities | 167 | 2,955 | 888 |
| Net cash provided by operating activities | 15,780 | 12,873 | 11,543 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Proceeds from sales of available for sale securities | 5,870 | 6,448 | 4,775 |
| Proceeds from calls and maturities of available for sale securities | 14,850 | 61,675 | 22,115 |
| Principal payments on available for sale mortgage-backed securities | 17,596 | 11,832 | 13,769 |
| Principal payments on held to maturity mortgage-backed securities | 1,842 | – | – |
| Purchases of available for sale securities | (57,030) | (82,950) | (41,809) |
| Purchases of held to maturity securities | (25,948) | – | – |
| Purchase of Federal Home Loan Bank stock | (5,839) | (1,332) | (1,338) |
| Proceeds from sales of loans | 8,175 | 574 | 948 |
| Purchase of loans | (26,212) | (16,656) | (27,402) |
| Net increase in loans | (159,933) | (67,922) | (148,809) |
| Purchases of bank premises and equipment | (3,558) | (3,148) | (2,623) |
| Net cash used in investing activities | (230,187) | (91,479) | (180,374) |

(Continued)

**Rockville Financial, Inc. and Subsidiaries**
**Consolidated Statements of Cash Flows (Continued)**
**Years Ended December 31, 2008, 2007 and 2006**
**(In Thousands)**

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Common stock purchased for ESOP | $ – | $ – | $ (817) |
| Common stock repurchased | (4,119) | (7,175) | (962) |
| Net increase in noninterest bearing deposits | 16,735 | 6,310 | 7,213 |
| Net increase in interest bearing deposits | 74,735 | 60,217 | 115,902 |
| Net increase in mortgagors' and investors' escrow accounts | 509 | 248 | 526 |
| Net short-term advances (payments) from Federal Home Loan Bank | 38,000 | (37,000) | 48,000 |
| Proceeds from Federal Home Loan Bank advances | 113,320 | 67,800 | 9,400 |
| Repayments of Federal Home Loan Bank advances | (30,179) | (7,169) | (10,157) |
| Cash dividends paid on common stock | (3,691) | (3,008) | (1,504) |
| Net cash provided by financing activities | 205,310 | 80,223 | 167,601 |
| NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS | (9,097) | 1,617 | (1,230) |
| CASH AND CASH EQUIVALENTS—Beginning of year | 23,998 | 22,381 | 23,611 |
| CASH AND CASH EQUIVALENTS—End of year | $ 14,901 | $ 23,998 | $ 22,381 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 34,683 | $ 35,304 | $ 27,600 |
| Income taxes | $ 1,751 | $ 4,501 | $ 4,874 |

See notes to consolidated financial statements.

# Rockville Financial, Inc. and Subsidiaries
# Notes to Consolidated Financial Statements

## Note 1. MUTUAL HOLDING COMPANY REORGANIZATION AND MINORITY STOCK ISSUANCE

Rockville Financial, Inc., (the "Company"), a state-chartered mid-tier stock holding company was formed on December 17, 2004 to reorganize Charter Oak Community Bank Corp. from a state-chartered mutual holding company to a state-chartered two-tier mutual and stock holding company. The Reorganization and Minority Stock Issuance Plan (the "Plan") adopted by the Company's, Charter Oak Community Bank Corp.'s and Rockville Bank's Board of Directors was completed on May 20, 2005. Charter Oak Community Bank Corp.'s name was changed to Rockville Financial MHC, Inc. and 100% of the stock of its wholly-owned subsidiary Rockville Bank (the "Bank") was exchanged for 10,689,250 shares, or 55% of the stock issued by the Company. Rockville Bank provides a full range of banking services to consumer and commercial customers through its main office in Rockville and twenty branches located in Hartford, New London and Tolland Counties in Connecticut. The Bank's deposits are insured under the Deposit Insurance Fund, which is administered by the Federal Deposit Insurance Corporation.

The Company sold 8,357,050 shares of its common stock, representing 43% of the outstanding common shares at $10.00 per share to eligible account holders and employee benefit plans of the Bank pursuant to subscription rights as set forth in the Plan. Reorganization costs of approximately $2.3 million were incurred in the offering and were recorded as a reduction of the proceeds from the shares sold in the reorganization.

For a period of five years following completion of the Plan, no person, acting singly or with an associate or group of persons acting in concert, shall directly, or indirectly, offer to acquire or acquire the beneficial ownership of more than ten percent (10%) of any class of an equity security of the Company without the prior approval of the Connecticut Banking Commissioner.

As of December 31, 2008, the Company had not engaged in any business activities other than owning the common stock of Rockville Bank. Rockville Financial MHC, Inc. does not conduct any business activity other than owning a majority of the common stock of Rockville Financial, Inc.

In connection with the stock offering, the Company established Rockville Bank Foundation, Inc., a non-profit charitable organization dedicated to helping the communities that the Bank serves. The Foundation was funded with a contribution of 388,700 shares of the Company's common stock, representing 2% of the outstanding common shares. The stock donation resulted in a $3.9 million contribution expense being recorded and an additional $63,000 deferred tax benefit was recognized as the basis of the contribution for tax purposes equal to the stock's trading price on the first day of trading which was higher than the initial issuance price used to record the contribution expense.

As part of the reorganization and stock offering, the Company established an Employee Stock Ownership Plan ("ESOP") for eligible employees. Upon conversion, the ESOP borrowed $4.4 million from the Company to purchase 437,287 shares of common stock, representing 2.2% of the outstanding common shares. An additional 203,072 shares were purchased in the open market in 2005 and the final 59,300 shares were purchased in the open market in 2006. The Bank makes annual contributions to the ESOP adequate to fund the payment of regular debt service requirements attributable to the indebtedness of the ESOP.

## Note 2. BASIS OF PRESENTATION, PRINCIPLES OF CONSOLIDATION AND SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements and the accompanying notes presented in this report include the accounts of the Company and its wholly-owned subsidiary Rockville Bank, and the Bank's wholly-owned subsidiaries, SBR Mortgage Company, SBR Investment Corp. and

Rockville Financial Services, Inc. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Certain reclassifications have been made in the 2007 and 2006 repayments of Federal Home Loan Bank advances in the consolidated statements of cash flows in order to conform to the 2008 classifications. Previously, Federal Home Loan Bank net short-term borrowings were presented net against long-term advances from the Federal Home Loan Bank. This reclassification to Federal Home Loan Bank advances did not have any effect on the 2007 and 2006 net cash provided by financing activities in the consolidated statements of cash flows.

A description of the Company's significant accounting policies is presented below:

**Use of Estimates:** The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of income and expenses during the reporting periods. Operating results in the future could vary from the amounts derived from management's estimates and assumptions. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, determination of pension assumptions, stock-based compensation, the valuation of deferred tax assets and the evaluation of available for sale securities for other than temporary impairment.

**Investment Securities:** Management determines the appropriate classification of securities at the date individual investment securities are acquired, and the appropriateness of such classification is reassessed at each statement of condition date.

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. "Trading" securities, if any, are carried at fair value, with unrealized gains and losses recognized in earnings. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. As of December 31, 2008 and 2007, the Company had no "trading" securities.

Purchase premiums and discounts are recognized in interest income using the interest method over the expected terms of the securities. On a quarterly basis, the Company reviews securities with unrealized depreciation for 12 or more consecutive months and other securities with unrealized losses as deemed appropriate to assess whether the decline in fair value is temporary or other than temporary. The Company judges whether the decline in value is from company-specific events, industry developments, general economic conditions or other reasons. Once the reasons for the decline are identified, further judgments are required as to whether those conditions are likely to reverse and, if so, whether that reversal is likely to result in a recovery of the fair value of the investment in the near term. If it is judged not to be near term, a charge is taken which results in a new cost basis. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

**Loans:** Loans are stated at current unpaid principal balances, net of the allowance for loan losses and deferred loan origination fees, including loan commitment fees, and loan purchase premiums. Commitment fees for which the likelihood of exercise is remote are recognized over the loan commitment period on a straight-line basis.

A loan is classified as a restructured loan when certain concessions have been made to the original contractual terms, such as reductions of interest rates or deferral of interest or principal payments due to the borrowers' financial condition.

An impaired loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement.

Management considers all nonaccrual loans and restructured loans to be impaired. In most cases, loan payments less than 90 days past due, based on contractual terms, are considered minor collection delays, and the related loans are generally not considered impaired. The Company considers consumer installment loans to be pools of smaller balance, homogenous loans that are collectively evaluated for impairment.

**Allowance for Loan Losses:** The allowance for loan losses, a material estimate which could change significantly in the near-term, is established as embedded losses are estimated to have occurred through provisions for losses charged against operations and is maintained at a level that management considers adequate to absorb losses in the loan portfolio. Management's judgment in determining the adequacy of the allowance is inherently subjective and is based on past loan loss experience, known and inherent losses and size of the loan portfolios, an assessment of current economic and real estate market conditions, estimates of the current value of underlying collateral, review of regulatory authority examination reports and other relevant factors, and an allowance for impaired loans. Loans are charged against the allowance for loan losses when management believes that the uncollectibility of principal is confirmed. Any subsequent recoveries are credited to the allowance for loan losses when received. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties, when considered necessary.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 114 ("SFAS 114"), *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118 ("SFAS 118"), *Accounting by Creditors for Impairment of Loan-Income Recognition and Disclosures*, an allowance is maintained for impaired loans to reflect the difference, if any, between the principal balance of the loan and the present value of the projected cash flows, observable fair value or collateral value. SFAS 114 defines an impaired loan as a loan for which it is probable that the lender will not collect all amounts due under the contractual terms of the loan.

The majority of the Company's loans are collateralized by real estate located in central and eastern Connecticut in addition to a portion of the commercial real estate loan portfolio located in the Northeast region of the United States. Accordingly, the collateral value of a substantial portion of the Company's loan portfolio and real estate acquired through foreclosure is susceptible to changes in market conditions.

Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance or write-downs may be necessary based on changes in economic conditions, particularly in Hartford, New London and Tolland Counties in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies have the authority to require the Company to recognize additions to the allowance or write-downs based on the agencies' judgments about information available to them at the time of their examination.

**Reserve for Off-Balance Sheet Commitments:** The reserve for off-balance sheet commitments is a component of other liabilities and represents the estimate for probable credit losses inherent in unfunded commitments to extend credit. Unfunded commitments to extend credit include unfunded commercial and residential lines of credit, unfunded commercial and residential construction commitments, standby and commercial letters of credit. The process used to determine the reserve for off-balance sheet commitments is consistent with the process for determining the allowance for loan losses.

**Bank Owned Life Insurance:** The cash surrender value of Bank Owned Life Insurance ("BOLI"), net of any deferred acquisition and surrender costs or loans is recorded as an asset. As of December 31, 2008 and 2007 there were no deferred acquisition costs, surrender costs or loans. There are no restrictions on the use of any insurance proceeds the Company receives from BOLI.

**Interest and Fees on Loans:** Interest on loans is accrued and included in operating income based on contractual rates applied to principal amounts outstanding. Accrual of interest is discontinued, and previously accrued income is reversed, when loan payments are 90 days or more past due or when, in the judgment of management, collectibility of the loan or loan interest becomes uncertain. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining interest and principal. A nonaccrual loan is restored to accrual status when it is no longer 90 days delinquent and collectibility of interest and principal is no longer in doubt.

Loan origination fees and direct loan origination costs (including loan commitment fees) are deferred, and the net amount is recognized as an adjustment of the related loan's yield utilizing the interest method over the contractual life of the loan.

**Transfers of Financial Assets:** Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right to pledge or exchange the transferred assets and no condition both constrains the transferee from taking advantage of that right and provides more than a trivial benefit for the transferor, and (3) the transferor does not maintain effective control over the transferred assets through either: (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

**Premises and Equipment:** Premises and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is charged to operations using the straight-line method over the estimated useful lives of the related assets which range from three to 40 years. Leasehold improvements are amortized over the shorter of the improvements' estimated economic lives or the related lease terms. Gains and losses on dispositions are recognized upon realization. Maintenance and repairs are expensed as incurred and improvements are capitalized.

**Impairment of Long-Lived Assets:** Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment is indicated by that review, the asset is written down to its estimated fair value through a charge to noninterest expense. No write-downs of long-lived assets were recorded for any period presented herein.

**Goodwill:** In connection with a branch acquisition, the Company recorded goodwill, which represents the excess of the fair value of deposit liabilities assumed over the assets received. Goodwill is not amortized and is evaluated for impairment annually. No impairments were recorded during years ended December 31, 2008, 2007 and 2006.

**Income Taxes:** The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The Company has not provided for Connecticut state income taxes since December 31, 1998 because it has created and maintained a "passive investment company" ("PIC"), as permitted by Connecticut law. The Company believes it is in compliance with the state PIC requirements and that no state taxes are due from December 31, 1998 through December 31, 2008; however, the Company has not been audited by the Department of Revenue Services for such periods. If the state were to determine that the PIC was not in compliance with statutory requirements, a material amount of taxes could be due. As of December 31, 2008, management believes it is more likely than not that the deferred tax assets will be realized through future earnings and future reversals of existing taxable temporary differences. As of December 31, 2008 and 2007, management believes it is more likely than not that the deferred tax assets will be realized through future earnings and future reversals of existing taxable temporary differences.

On January 1, 2007, the Company changed its accounting policy related to accounting for tax contingencies in connection with the adoption of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109*. See Note 14 - Income Taxes for additional information.

**Pension and Other Post-Retirement Benefits:** The Company has a noncontributory defined benefit pension plan that provides benefits for full-time employees hired before January 1, 2005, meeting certain requirements as to age and length of service. The benefits are based on years of service and average compensation, as defined. The Company's funding policy is to contribute annually the maximum amount that could be deducted for federal income tax purposes, while meeting the minimum funding standards established by the Employee Retirement Security Act of 1974 ("ERISA").

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees hired prior to March 1, 1993. Participants become eligible for the benefits if they retire after reaching age 62 with five or more years of service. Benefits are paid in fixed amounts depending on length of service at retirement. The Company accrues for the estimated costs of these benefits through charges to expense during the years that employees render service; however, the Company does not fund this plan.

The Company adopted the funded status provisions of SFAS No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of the Financial Accounting Standards Board ("FASB") Statements No. 87, 88, 106, and 132(R)* requiring the recognition of the funded status of defined benefit plans as of December 31, 2006 (Note 12). SFAS 158 also required that we change our measurement date from September 30 to the fiscal year end (i.e., December 31) by year-end 2008. The Company made this change in 2008 resulting in a separate adjustment to retained earnings to reflect three additional months of expense.

**Related Party Transactions:** Directors and officers of the Company have been customers of and have had transactions with the Bank, and it is expected that such persons will continue to have such transactions in the future.

**Federal Home Loan Bank Stock:** As a member of the Federal Home Loan Bank of Boston ("FHLBB"), the Bank is required to hold a certain amount of FHLBB stock. The stock is considered to be an other equity security and, accordingly, is recorded at cost. There is no indication of impairment at December 31, 2008 or December 31, 2007.

**Treasury Stock:** Shares of common stock that are repurchased are recorded in treasury stock at cost. On the date of subsequent re-issuance, the treasury stock account is reduced by the cost of such stock on a first-in, first-out basis.

**Service Charges and Fee Income:** Service charges and fee income which are not included in deferred loan fees are recorded on an accrual basis when earned.

**Cash and Cash Equivalents:** For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. The Company maintains amounts due from banks and Federal funds sold that, at times, may exceed federally insured limits. The Company has not experienced any losses from such concentrations. The Bank is required by the Federal Reserve System to maintain noninterest bearing cash reserves equal to a percentage of certain deposits.

**Fair Values of Financial Instruments:** The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

*Cash and Due from Banks, Short-Term Investments, Accrued Interest Receivable and Mortgagors' and Investors' Escrow Accounts* - The carrying amount is a reasonable estimate of fair value.

*Available for Sale Securities* - Fair values, excluding FHLBB stock, are based on quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. The carrying value of FHLBB stock approximates fair value based on the redemption provisions of the FHLBB.

*Held to Maturity Securities* – The estimated fair values are based on quoted market prices.

*Loans Receivable* - The fair value of loans is estimated by discounting the future cash flows using the rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities as of the measurement date.

*Deposits* - The fair value of demand, NOW, savings and money market deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using a discounted cash flow calculation that applies interest rates being offered for deposits of similar remaining maturities to a schedule of aggregated expected maturities on such deposits.

*Advances from the Federal Home Loan Bank of Boston* - The fair value of the advances is estimated using a discounted cash flow calculation that applies current FHLBB interest rates for advances of similar maturity to a schedule of remaining maturities of such advances.

*Off-Balance Sheet Instruments* - Fair values for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

**Earnings per Share:** Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Unearned ESOP shares are not considered outstanding for calculating basic and diluted earnings per common share and ESOP shares committed to be released are considered to be outstanding for purposes of the earnings per share computation. ESOP shares that have not been legally released, but that relate to employee services rendered during an accounting period (interim or annual) ending before the related debt service payment is made, should be considered committed to be released.

**ESOP Expenses:** Unearned ESOP shares are not considered outstanding for calculating earnings per common share and are shown as a reduction of stockholders' equity and presented as unearned common shares held by the ESOP. During the period the ESOP shares are committed to be released, the Company recognizes compensation cost equal to the fair value of the ESOP shares. When the shares are released, unearned common shares held by ESOP are reduced by the cost of the ESOP shares released and the differential between the fair value and the cost is charged to additional paid-in capital. The loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP reported as a liability in the Company's consolidated financial statements.

**Share-Based Payment:** On January 1, 2006, the Company adopted SFAS No. 123 ("SFAS 123R"), *Share-Based Payments (revised 2004)* to account for stock options and restricted stock. This statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. These costs are recognized on a straight-line basis over the vesting period during which an employee is required to provide services in exchange for the award, the requisite service period.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options granted. When determining the estimated fair value of stock options granted, the Company utilizes various assumptions regarding the expected volatility of the stock price, estimated forfeitures using historical data on employee terminations, the risk-free interest rate for periods within the contractual life of the stock option, and the expected dividend yield that the Company expects to declare over the expected life of the options granted. The Company measures the fair value of the restricted stock using the closing market price of the Company's common stock on the date of grant. The Company expenses the grant date fair value of the Company's stock options and restricted stock with a corresponding increase in equity, depending on whether the instruments granted satisfy the equity classification criteria.

**Segment Information:** As a community oriented financial institution, substantially all of the Company's operations involve the delivery of loan and deposit products to customers. Management makes operating decisions and assesses performance based on an ongoing review of these community-banking operations, which constitutes the Company's only operating segment for financial reporting purposes.

## Note 3. RECENT ACCOUNTING PRONOUNCEMENTS

In January 2009, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("EITF 99-20-1"), *Amendments to the Impairment Guidance of EITF Issue No. 99-20.* This FASB staff position revises the impairment guidance for beneficial interests in EITF 99-20 to make it consistent with the requirements of FASB Statement No. 115 for determining whether an impairment of debt or equity securities has occurred. This FASB staff position became effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. The Company incorporated this guidance in its review of impairment as of December 31, 2008.

In December 2008, the FASB issued FASB Staff Position No. FAS 140-4 and FIN 46(R)-8, *Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.* This FASB staff position amends FASB Statement No. 140 to require public entities to provide additional disclosures about transferors' continuing involvement with transferred financial assets. It also amends Interpretation 46(R) to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. This FASB staff position became effective for the Company on December 31, 2008 and did not have a material impact on the Company's consolidated financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position No. 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets.* This FASB staff position amends FASB Statement No. 132 to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 requires disclosure of the fair value of each major category of plan assets for pension plans and other postretirement benefit plans. This FASB staff position becomes effective for the Company on January 1, 2010. The Company is currently evaluating the impact of adopting FSP FAS 132(R)-1 on the consolidated financial statements, but it is not expected to have a material impact.

In October 2008, the Financial FASB issued FASB Staff Position ("FSP 157-3") No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.* FSP 157-3 clarifies the application of FASB Statement No. 157, *Fair Value Measurements,* in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective upon issuance and did not have a material effect on the Company's consolidated financial condition or results of operations.

On September 12, 2008, the FASB issued Staff Position FSP No. FAS 133-1 and FIN 45-4, *Disclosures and Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161* (Issued September 12, 2008). This FSP is intended to improve disclosures about credit derivatives by requiring more information about the potential adverse effects of changes in credit risk on the financial position, financial performance, and cash flows of the sellers of credit derivatives. It amends FAS 133, *Accounting for Derivative Instruments and Hedging Activities,* to require disclosures by sellers of credit derivatives, including credit derivatives embedded in hybrid instruments. The FSP also amends FIN 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others,* to require an additional disclosure about the current status of the payment/performance risk of a guarantee. This amendment of FIN 45 reflects the FASB Board's belief that instruments with similar risks should have similar disclosures. This FSP amended paragraph 13(a) of FIN 45 to require that the "current status (that is, as of the date of the statement of financial position) of the payment performance risk of the guarantee" be disclosed. The provisions that amend FAS 133 and FIN 45 are effective for reporting periods (annual or interim) ending after November 15, 2008. The adoption of the FSP did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued Staff Position No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"). The FSP addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing EPS under the two-class method. The FSP affects entities that accrue cash dividends on share-based payment awards during the awards' service period when the dividends do not need to be returned if the employees forfeit the awards. FSP EITF 03-6-1 is effective for fiscal years beginning after December 15, 2008. The Company does not accrue cash dividends, therefore, the adoption of FSP EITF 03-6-1 in 2009 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP No. 142-3 ("FSP 142-3"), *Determination of the Useful Life of Intangible Assets.* FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards ("SFAS") SFAS No. 142, *Goodwill and Other Intangible Assets.* The intent of FSP 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R), "Business Combinations," and other U.S. generally accepted accounting principles. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The Company does not expect the adoption of FSP 142-3 will have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 ("SFAS 161"), *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.* The Statement requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The Statement is effective January 1,

2009. The Company does not expect the adoption of SFAS 161 to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(revised 2007), ("SFAS 141R") *Business Combinations*. The Statement requires that all business combinations be accounted for under the "acquisition method." The Statement requires that the assets, liabilities and noncontrolling interests of a business combination be measured at fair value at the acquisition date. The acquisition date is defined as the date an acquirer obtains control of the entity, which is typically the closing date. The Statement requires that all acquisition and restructuring related costs be expensed as incurred and that any contingent consideration be measured at fair value and recorded as either equity or a liability with the liability remeasured at fair value in subsequent periods. The Statement is effective January 1, 2009. An entity may not apply it before that date. The Company does not expect the adoption of SFAS 141R to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160 ("SFAS 160"), *Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51*. The Statement requires that a noncontrolling interest (formerly minority interest) be measured at fair value at the acquisition date and be presented in the equity section on the balance sheet. The Statement requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions with no resulting gain or loss. If control is lost, the noncontrolling interest is remeasured to fair value and a gain or loss is recorded. The Statement is effective January 1, 2009. The Company does not expect the adoption of SFAS 160 to have a material effect on its consolidated financial statements.

In September 2006, the FASB reached a consensus on Emerging Issues Task Force ("EITF") Issue 06-4, *"Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*," ("EITF Issue 06-4"). In March 2007, the FASB reached a consensus on EITF Issue 06-10, *"Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements, "* ("EITF Issue 06-10"). Both of these standards require a company to recognize an obligation over an employee's service period based upon the substantive agreement with an employee such as the promise to maintain a life insurance policy or provide a death benefit.

## Note 4. EARNINGS PER SHARE

The following table sets forth the calculation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 (Dollars in thousands except share and per share information):

| | For the Year Ended December 31, 2008 | For the Year Ended December 31, 2007 | For the Year Ended December 31, 2006 |
|---|---|---|---|
| Net (loss) income | $ (1,587) | $ 8,328 | $ 6,854 |
| Weighted-average basic shares outstanding | 18,428,158 | 18,750,935 | 18,838,951 |
| Dilutive effect of stock options and unvested restricted stock awards | – | – | 361 |
| Weighted-average diluted shares | 18,428,158 | 18,750,935 | 18,839,312 |
| Earnings per share: | | | |
| Basic | $ (0.09) | $ 0.44 | $ 0.36 |
| Diluted | $ (0.09) | $ 0.44 | $ 0.36 |

Treasury shares and unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for either basic or diluted earnings per share calculations. Unvested restricted shares are not included in the weighted-average number of common shares outstanding for basic earnings per share calculations but are included in the weighted-average diluted share calculation. The Company's common stock equivalents relate solely to stock options issued and outstanding and unvested restricted stock awards. For the year ended December 31, 2008, options to purchase 342,125 of common stock at exercise prices ranging from $11.98 to $17.77 and 67,580 unvested restricted shares at grant prices ranging from $11.98 to $17.77, were not considered in the computation of potential common shares for the purpose of diluted EPS, since the shares were anti-dilutive due to the Company's net loss for the period. For the year ended December 31, 2007, options to purchase 213,500 of common stock at exercise prices ranging from $14.35 to $17.77 were not considered in the computation of potential common shares for the purpose of diluted EPS, since the exercise prices of the options were greater than the average market price of the Company's stock for the period.

## Note 5. FAIR VALUE MEASUREMENT

Effective January 1, 2008, the Company adopted SFAS 157 ("SFAS 157"), *Fair Value Measurements* for financial assets and liabilities. The provisions of SFAS 157 that pertain to the measurement of non-financial assets and non-financial liabilities have been deferred by the Financial Accounting Standards Board until January 1, 2009. SFAS 157 defines fair value, establishes a framework for measuring the fair value of assets and liabilities based upon a three-tier hierarchy, and expands disclosures about fair value measurements but does not expand the use of fair value in any new circumstances. The fair value hierarchy is as follows:

Level 1: Quoted prices are available in active markets for identical investments as of the reporting date. The quoted price is not adjusted because of the size of the position relative to trading volume.

Level 2: Pricing inputs are observable for the asset or liability, either directly or indirectly but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

Level 3: Pricing inputs are unobservable for the assets and liabilities and include situations where there is little, if any, market activity and the determination of fair value requires significant judgment or estimation. In recent cases the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, the determination of which category within the fair value hierarchy is appropriate for any given asset or liability is based on the lowest level of input that is significant to the fair value of the asset or liability.

**Items Measured at Fair Value on a Recurring Basis:**

The following valuation methodologies are used for assets and liabilities recorded at fair value on a recurring basis:

Available for Sale Securities: Investment securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models. Level 1 securities are those traded on active markets for identical securities including U.S. treasury debt securities, equity securities and mutual funds. Level 2 securities include U.S. government agency obligations, U.S. government sponsored enterprises, mortgage-backed securities and corporate debt securities. Level 3 securities include private placement securities and thinly traded equity securities.

Other Liabilities: The Company records deferred Director compensation and supplemental savings and retirement plans at fair value based upon Level 1 quoted market prices.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis:

| Description | Fair Value December 31, 2008 | Fair Value Measurements At December 31, 2008, Using: (in thousands) Quoted Prices in Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| Available for Sale Securities | $ 141,250 | $ 14,958 | $ 124,178 | $ 2,114 |
| **Total Assets Measured at Fair Value** | **$ 141,250** | **$ 14,958** | **$ 124,178** | **$ 2,114** |
| Other Liabilities | $ 338 | $ 338 | $ – | $ – |
| **Total Liabilities Measured at Fair Value** | **$ 338** | **$ 338** | **$ –** | **$ –** |

The changes in Level 3 assets measured at fair value on a recurring basis are summarized in the following table:

| | Investment Securities Available for Sale (in thousands) For the twelve months ended December 31, 2008 |
|---|---|
| Balance of recurring Level 3 assets – beginning of period | $ 308 |
| Total gains or losses (realized/unrealized): | |
| Included in earnings-realized | – |
| Included in earnings-unrealized | (1,073) |
| Included in other comprehensive income | 446 |
| Purchases, sales, issuances and settlements, net | (7) |
| Transfers in and/or out of Level 3 | 2,440 |
| Balance of recurring Level 3 assets - end of period | $ 2,114 |
| Net unrealized losses included in net income for the period relating to assets held at December 31, 2008 | $ 1,073 |

**Items Measured at Fair Value on a Non-Recurring Basis:**

The following is a description of the valuation methodologies used for certain assets that are recorded at fair value:

Impaired Loans: FASB Statement No. 114 ("SFAS 114") *Accounting by Creditors for an Impairment of a Loan* requires that a creditor recognize the impairment of a loan if the present value of expected future cash flows discounted at the loan's effective interest rate (or, alternatively, the observable market price of the loan or the fair value of the collateral) is less than the recorded investment in the impaired loan. Non-recurring fair value adjustments to collateral dependent loans are recorded, when necessary, to reflect partial write-downs based upon observable market price or current appraised value of the collateral. The Company records impaired loans as non-recurring Level 3 fair value measurements.

The following table presents the Company's assets measured at fair value on a non-recurring basis for the twelve months ended December 31, 2008:

| Description | December 31, 2008 | Quoted Prices in Active Markets for Identical Assets (Level 1) | Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | | (In Thousands) | | |
| Impaired Loans | $ 9,962 | $ – | $ – | $ 9,962 |
| **Total Assets Measured at Fair Value** | **$ 9,962** | **$ –** | **$ –** | **$ 9,962** |
| | | | | |
| Other Liabilities | $ – | $ – | $ – | $ – |
| **Total Liabilities Measured at Fair Value** | **$ –** | **$ –** | **$ –** | **$ –** |

In accordance with SFAS 114, impaired loans, with carrying amounts of $10.4 million had specific allowances totaling $473,000, which were included in the allowance for loan losses.

**Fair Value Option for Financial Assets and Financial Liabilities:**

SFAS 159 provides entities with an option to report selected financial assets and liabilities at fair value, with the objective to reduce the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company adopted SFAS 159 on January 1, 2008 and has not elected the fair value option for any financial assets and liabilities at December 31, 2008. As such, its adoption did not have a material impact on the consolidated financial statements or results of operations of the Company.

**Fair Value of Financial Instruments**

As of December 31, 2008 and 2007, the carrying value and estimated fair values of the Company's financial instruments were:

| | **December 31,** | | | |
|---|---|---|---|---|
| | **2008** | | **2007** | |
| | **Carrying Value** | **Fair Value** | **Carrying Value** | **Fair Value** |
| | **(In Thousands)** | | | |
| Financial assets: | | | | |
| Cash and cash equivalents | $ 14,901 | $ 14,901 | $ 23,998 | $ 23,998 |
| Available for sale securities | 141,250 | 141,250 | 136,372 | 136,372 |
| Held to maturity securities | 24,138 | 25,069 | – | – |
| Loans receivable-net | 1,291,791 | 1,286,887 | 1,116,327 | 1,106,846 |
| FHLBB stock | 17,007 | 17,007 | 11,168 | 11,168 |
| Accrued interest receivable | 4,636 | 4,636 | 4,156 | 4,156 |
| Financial liabilities: | | | | |
| Regular savings | 121,527 | 121,527 | 121,800 | 121,800 |
| Money market and investment savings | 188,110 | 188,110 | 120,971 | 120,971 |
| Demand and NOW | 203,056 | 203,056 | 185,232 | 185,232 |
| Club accounts | 227 | 227 | 216 | 216 |
| Time deposits | 529,588 | 538,262 | 522,819 | 523,345 |
| Mortgagors' and investors' escrow accounts | 6,077 | 6,077 | 5,568 | 5,568 |
| Advances from FHLBB | 322,882 | 335,043 | 201,741 | 203,693 |

## Note 6. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Company is required to maintain a percentage of transaction account balances on deposit in noninterest earning reserves with the Federal Reserve Bank that was offset by the Company's average vault cash. As of December 31, 2008 and 2007, the Company was required to have cash and liquid assets of approximately $2.0 million and $941,000, respectively, to meet these requirements. The Company maintains a compensating balance of $600,000 to partially offset service fees charged by the Federal Reserve Bank. In addition, as of December 31, 2007, the Company maintained interest bearing cash equivalents of $1.3 million with a vendor for clearing purposes. The Company discontinued that vendor relationship in 2008.

## Note 7. INVESTMENT SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair values of available for sale investment securities at December 31, 2008 and 2007 are as follows:

| | Amortized | Gross Unrealized | | Fair |
|---|---|---|---|---|
| **December 31, 2008** | **Cost** | **Gains** | **Losses** | **Value** |
| | | (In Thousands) | | |
| Available for sale: | | | | |
| U.S. Government and agency obligations | $ 2,031 | $ 17 | $ – | $ 2,048 |
| Mortgage-backed securities | 117,517 | 3,222 | 344 | 120,395 |
| Corporate debt securities | 4,831 | 56 | – | 4,887 |
| Other debt securities | 725 | 14 | – | 739 |
| Total debt securities | 125,104 | 3,309 | 344 | 128,069 |
| Marketable equity securities | 10,437 | 3,011 | 508 | 12,940 |
| Other equity securities | 241 | – | – | 241 |
| | $ 135,782 | $ 6,320 | $ 852 | $ 141,250 |

At December 31, 2008, the net unrealized gain on securities available for sale of $5.5 million, net of income taxes of $1.9 million or $3.6 million, is included in accumulated other comprehensive (loss) income.

| December 31, 2007 | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | (In Thousands) | | | |
| Available for sale: | | | | |
| U.S. Government and agency obligations | $ 2,016 | $ 9 | $ – | $ 2,025 |
| U.S. Government sponsored enterprises | 12,000 | 26 | 15 | 12,011 |
| Mortgage-backed securities | 96,494 | 767 | 165 | 97,096 |
| Corporate debt securities | 4,068 | 12 | 217 | 3,863 |
| Other debt securities | 978 | 17 | – | 995 |
| Total debt securities | 115,556 | 831 | 397 | 115,990 |
| Marketable equity securities | 15,744 | 4,593 | 196 | 20,141 |
| Other equity securities | 241 | – | – | 241 |
| | $ 131,541 | $ 5,424 | $ 593 | $ 136,372 |

At December 31, 2007, the net unrealized gain on securities available for sale of $4.8 million, net of income taxes of $1.6 million or $3.2 million, is included in accumulated other comprehensive (loss) income. There were no held to maturity securities at December 31, 2007.

The amortized cost and fair value of available for sale debt securities at December 31, 2008 by contractual maturities are presented below. Actual maturities may differ from contractual maturities because the securities may be called or repaid without any penalties. Because mortgage-backed securities are not due at a single maturity date, they are not included in the maturity categories in the following maturity summary.

**Available For Sale**

| | December 31, 2008 Amortized Cost | December 31, 2008 Fair Value |
|---|---|---|
| | (In Thousands) | |
| Maturity: | | |
| Within 1 year | $ 2,531 | $ 2,548 |
| After 1 but within 5 | 2,544 | 2,544 |
| After 5 but within 10 years | 490 | 504 |
| After 10 years | 2,022 | 2,078 |
| | 7,587 | 7,674 |
| Mortgage-backed securities | 117,517 | 120,395 |
| | $ 125,104 | $ 128,069 |

Management can designate securities as held to maturity. Held to maturity securities are debt securities that management has the positive intent and ability to hold to maturity. As of December 31, 2008, management has $24.1 million of mortgage-backed securities classified as "held to maturity" on the balance sheet with a fair value of $25.1 million.

Securities with a fair value of $2.0 million as of both December 31, 2008 and 2007 were pledged to secure public deposits and U.S. Treasury tax and loan payments.

For the years ended December 31, 2008, 2007 and 2006, gross gains of $689,000, $754,000 and $558,000, respectively, and gross losses of $308,000, $246,000 and $182,000, respectively, were realized on the sale of available for sale securities.

As of December 31, 2008 and 2007, the Company did not own any investment or mortgage-backed securities of a single issuer, other than securities guaranteed by the U.S. Government or its agencies, which had an aggregate book value in excess of 10% of the Company's capital.

The following table summarizes gross unrealized losses and fair value, aggregated by investment category and length of time the investments have been in a continuous unrealized loss position, at December 31, 2008 and 2007:

| **December 31, 2008** | **Less than 12 Months** | | **12 Months or More** | | **Total** | |
|---|---|---|---|---|---|---|
| | **Fair Value** | **Unrealized Loss** | **Fair Value** | **Unrealized Loss** | **Fair Value** | **Unrealized Loss** |
| | **(In Thousands)** | | | | | |
| Available for sale: | | | | | | |
| Mortgage-backed securities | $13,188 | $ 331 | $ 368 | $ 13 | $ 13,556 | $ 344 |
| Total debt securities | 13,188 | 331 | 368 | 13 | 13,556 | 344 |
| Marketable equity securities | 4,135 | 460 | 44 | 48 | 4,179 | 508 |
| Total | $17,323 | $ 791 | $ 412 | $ 61 | $ 17,735 | $ 852 |

| **December 31, 2007** | **Less than 12 Months** | | **12 Months or More** | | **Total** | |
|---|---|---|---|---|---|---|
| | **Fair Value** | **Unrealized Loss** | **Fair Value** | **Unrealized Loss** | **Fair Value** | **Unrealized Loss** |
| | **(In Thousands)** | | | | | |
| Available for sale: | | | | | | |
| U.S. Government sponsored enterprises | $ – | $ – | $ 7,985 | $ 15 | $ 7,985 | $ 15 |
| Mortgage-backed securities | 11,931 | 48 | 12,665 | 117 | 24,596 | 165 |
| Corporate debt securities | 2,651 | 217 | 100 | – | 2,751 | 217 |
| Total debt securities | 14,582 | 265 | 20,750 | 132 | 35,332 | 397 |
| Marketable equity securities | 6,730 | 140 | 944 | 56 | 7,674 | 196 |
| Total | $21,312 | $ 405 | $ 21,694 | $ 188 | $ 43,006 | $ 593 |

There were no held to maturity securities with unrealized losses.

Of the securities summarized above as of December 31, 2008, 50 issues have unrealized losses for less than twelve months and seven issues had unrealized losses for twelve months or more. As of December 31, 2007, 21 issues had unrealized losses for less than twelve months and 25 issues had losses for twelve months or more.

Management has determined that securities in an unrealized loss position were not other than temporarily impaired based on their evaluation of current market trends, credit quality, the nature of the investments and industry analysis and the Company's ability and intent to hold these securities until a forecasted recovery, which may be maturity with regard to debt securities.

During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $14.9 million related to available for sale securities as summarized below:

| December 31, 2008 | 2008 Impairment Charge | as of December 31, 2008 | |
|---|---|---|---|
| | | Remaining Investment | Unrealized Gain |
| | (In Thousands) | | |
| Available for sale: | | | |
| Preferred Stock | | | |
| Freddie Mac and Fannie Mae | $ 11,606 | $ 283 | $ – |
| Corporate Bonds | | | |
| AAA rated pooled trust | 1,073 | 1,843 | 56 |
| AAA rated corporate debt | 493 | 2,444 | – |
| Mutual Funds | 587 | 1,684 | – |
| Common Stocks | 1,122 | 1,661 | – |
| Total | $ 14,881 | $ 7,915 | $ 56 |

During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $11.6 million related to the preferred stock of Freddie Mac and Fannie Mae as a result of actions taken in the third quarter of 2008 to place those agencies into conservatorship. The Company's remaining investment in these securities was $283,000 with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, the Company recorded an other than temporary impairment charge of $1.1 million related to one AAA rated pooled trust preferred security. The charge for the impairment was based on a Level 3 price for the pooled trust preferred security as of the date of the impairment. The Company's remaining investment in this pooled trust preferred security was $1.8 million. During the year ended December 31, 2008, we recorded an other than temporary impairment charge of $587,000 related to one mutual fund. The charge for the impairment was computed using the closing price of the security as of the date of the impairment. The Company's remaining investment in this mutual fund was $1.7 million with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, we recorded an other than temporary impairment charge of $493,000 related to one AAA rated corporate debt security. The charge for the impairment was computed using the closing price of the security as of the date of the impairment. The Company's remaining investment in this corporate debt security was $2.4 million with no unrealized gain or loss at December 31, 2008. During the year ended December 31, 2008, we recorded an other than temporary impairment charge of $1.1 million related to eleven common stock securities. The charge for the impairment was computed using the closing prices of the securities as of the date of the impairment. The Company's remaining investment in these eleven common stock securities was $1.7 million with no unrealized gain of loss at December 31, 2008. The Company will continue to review its entire portfolio for other than temporary impaired securities with additional attention being given to high risk securities such as the preferred stock of Freddie Mac and Fannie Mae and the one pooled trust preferred security that the Company owns.

During the year ended December 31, 2007, the Company recorded an other than temporary impairment charge of $233,000 related to a U.S. government sponsored entity preferred stock. The Company's remaining investment in this security was $544,000 with no unrealized gain or loss at December 31, 2007 and an unrealized gain of $77,000 at December 31, 2006. The charge was computed using the closing price of the security as of the date of the impairment.

## Note 8. LOANS AND ALLOWANCE FOR LOAN LOSSES

A summary of the Company's loan portfolio at December 31, 2008 and 2007 is as follows:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Real estate loans: | (In Thousands) | |
| Residential | $ 746,041 | $ 666,003 |
| Commercial | 351,474 | 284,460 |
| Construction (net of undisbursed portion of $93.9 million and $96.8 million, respectively) | 89,099 | 70,617 |
| Total real estate loans | 1,186,614 | 1,021,080 |
| Commercial business loans | 106,684 | 92,869 |
| Installment loans | 7,704 | 9,673 |
| Collateral loans | 1,925 | 1,796 |
| Total loans | 1,302,927 | 1,125,418 |
| Net deferred loan costs and premiums | 1,417 | 1,529 |
| Allowance for loan losses | (12,553) | (10,620) |
| Loans – net | $ 1,291,791 | $ 1,116,327 |

The Company services certain loans for third parties. The aggregate of loans serviced for others approximated $15.8 million and $18.9 million as of December 31, 2008 and 2007, respectively.

At December 31, 2008 and 2007, the unpaid principal balances of loans placed on nonaccrual status were approximately $10.1 million and $1.2 million, respectively. If nonaccrual loans had been performing in accordance with their original terms, the Company would have recorded approximately $237,000, $53,000 and $52,000 in additional interest income during the years ended December 31, 2008, 2007 and 2006, respectively. Company policy requires six months of continuous payments in order for the loan to be removed from nonaccrual status. As of December 31, 2008 and 2007, there were no loans contractually past due 90 days or more and still accruing interest.

The following information relates to impaired loans as of and for the years ended December 31, 2008, 2007 and 2006:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | (In Thousands) | |
| Recorded investment in impaired loans for which there is a related allowance for loan losses | $ 2,840 | $ 489 | $ 9 |
| Recorded investment in impaired loans for which there is no related allowance for loan losses | 7,595 | 1,080 | 1,484 |
| Allowance for loan losses related to impaired loans (calculated in accordance with SFAS 114 and SFAS 118) | 473 | 155 | 9 |
| Average recorded investment in impaired loans | 5,358 | 1,493 | 1,689 |
| Interest income recognized | 508 | 52 | 102 |

The Company has no commitments to lend additional funds to borrowers whose loans are impaired.

The Company's lending activities are conducted principally in Connecticut. The Company grants single-family and multi-family residential loans, commercial loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, residential developments and land development projects. The ultimate repayment of these loans is dependent on the local economy and real estate market.

The Company has established credit policies applicable to each type of lending activity in which it engages. The Company evaluates the creditworthiness of each customer and, in most cases, generally extends credit of up to 80% of the market value of the collateral at the date of the credit extension, depending on the borrowers' creditworthiness and the type of collateral. The market value of the collateral is monitored on an ongoing basis and additional collateral is obtained when warranted. Residential and commercial real estate is the primary form of collateral. Other important forms of collateral are business assets, time deposits and marketable securities. While collateral provides assurance as a secondary source of repayment, the Company ordinarily requires the primary source of repayment to be based on the borrower's ability to generate continuing cash flows. Generally, one-to-four family residential mortgage loans are originated in amounts up to 80% of the lesser of the appraised value or purchase price of the property, with private mortgage insurance required on loans with a loan-to-value ratio in excess of 80%. The Company does not make loans with a loan-to-value ratio in excess of 97% for loans secured by single-family homes.

Changes in the allowance for loan losses for the years ended December 31, 2008, 2007 and 2006 are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | (In Thousands) | |
| Balance, beginning of year | $ 10,620 | $ 9,827 | $ 8,675 |
| Provision for loan losses | 2,393 | 749 | 1,681 |
| Loans charged-off | (621) | (173) | (621) |
| Recoveries of loans previously charged-off | 161 | 217 | 92 |
| Balance, end of year | $ 12,553 | $ 10,620 | $ 9,827 |

In the normal course of business, the Company grants loans to executive officers, Directors and other related parties. Changes in loans outstanding to such related parties for the years ended December 31, 2008 and 2007 are as follows:

| | 2008 | 2007 |
|---|---|---|
| | (In Thousands) | |
| Balance, beginning of year | $ 3,808 | $ 3,802 |
| Additional loans | 3,026 | 1,327 |
| Repayments | (2,784) | (1,321) |
| Balance, end of year | $ 4,050 | $ 3,808 |

As of December 31, 2008 and 2007, all related party loans were performing.

Related party loans were made on the same terms as those for comparable loans and transactions with unrelated parties, other than certain mortgage loans which were made to employees with over one year of service with the Company which have rates 0.5% below market.

The balance of capitalized servicing rights, included in other assets at December 31, 2008 and 2007, was $68,000 and $94,000, respectively. No impairment charges related to servicing rights were recognized during the years ended December 31, 2008, 2007 and 2006.

## Note 9. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2008 and 2007 are summarized as follows:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (In Thousands) | |
| Land and improvements | $ 236 | $ 236 |
| Buildings | 15,029 | 12,727 |
| Furniture and equipment | 9,199 | 8,469 |
| Leasehold improvements | 3,750 | 3,428 |
| | 28,214 | 24,860 |
| Less accumulated depreciation and amortization | (11,809) | (10,508) |
| | $ 16,405 | $ 14,352 |

Depreciation and amortization expense was $1.5 million, $1.4 million and $1.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

## Note 10. DEPOSITS

Deposits at December 31, 2008 and 2007 were as follows:

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| | (In Thousands) | |
| Demand and NOW | $ 203,056 | $ 185,232 |
| Regular savings | 121,527 | 121,800 |
| Money market and investment savings | 188,110 | 120,971 |
| Club accounts | 227 | 216 |
| Time deposits | 529,588 | 522,819 |
| | $ 1,042,508 | $ 951,038 |

Time deposits in denominations of $100,000 or more were approximately $172.0 and $175.2 million as of December 31, 2008 and 2007, respectively.

Contractual maturities of time deposits as of December 31, 2008 are summarized below:

| | (In Thousands) |
|---|---|
| 2009 | $ 401,224 |
| 2010 | 84,133 |
| 2011 | 15,378 |
| 2012 | 14,611 |
| 2013 | 12,246 |
| Thereafter | 1,996 |
| | $ 529,588 |

Deposit accounts of officers, Directors, and other related parties aggregated approximately $2.3 million and $2.8 million at December 31, 2008 and 2007, respectively.

A summary of interest expense by account type for the years ended December 31, 2008, 2007 and 2006 is as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | (In Thousands) | |
| Savings and demand deposits | $ 5,552 | $ 4,158 | $ 3,781 |
| Time deposits | 19,517 | 22,923 | 16,127 |
| | $ 25,069 | $ 27,081 | $ 19,908 |

## Note 11. FEDERAL HOME LOAN BANK BORROWINGS AND STOCK

The Bank is a member of the Federal Home Loan Bank of Boston ("FHLBB"). At December 31, 2008 and 2007, the Bank had access to a pre-approved secured line of credit with the FHLBB of $10.0 million. At December 31, 2008 and 2007 the Company had the capacity for additional advances of up to $76.1 million and $152.4 million, respectively. The Bank policy limits FHLBB borrowings to 30% of total assets, or $459.9 million at December 31, 2008. In accordance with an agreement with the FHLBB, the qualified collateral must be free and clear of liens, pledges and encumbrances. At December 31, 2008 and 2007, there were no advances outstanding under the line of credit.

At December 31, 2008 and 2007, outstanding advances from the FHLBB are as follows:

| Interest Rate | Maturity Date | December 31, 2008 | 2007 |
|---|---|---|---|
| | | (In Thousands) | |
| 4.00% | January 2, 2008 | – | 28,000 |
| 5.52% | May 8, 2008 | – | 5,000 |
| 2.77% | May 27, 2008 | – | 5,000 |
| 5.61% | July 30, 2008 | – | 5,000 |
| 3.84% | August 6, 2008 | – | 5,000 |
| 3.86% | October 31, 2008 | – | 10,000 |
| 0.38% | January 2, 2009 | 66,000 | – |
| 3.80% | January 9, 2009 | 7,000 | 7,000 |
| 4.10% | July 9, 2009 | 7,000 | 7,000 |
| 4.18% | November 23, 2009 | 2,000 | 2,000 |
| 3.30% | May 27, 2010 | 5,000 | 5,000 |
| 4.28% | August 11, 2010 | 5,000 | 5,000 |
| 6.47% | September 8, 2010 | 362 | 541 |
| 4.95% | December 20, 2010 | 10,000 | 10,000 |
| 4.06% | December 21, 2010 | 5,000 | 5,000 |
| 3.57% | January 11, 2011 | 5,000 | – |
| 3.02% | February 15, 2011 | 5,000 | – |
| 3.78% | May 4, 2011 | 10,000 | – |
| 3.95% | June 13, 2011 | 2,320 | – |
| 3.95% | July 7, 2011 | 5,000 | – |
| 3.78% | July 18, 2011 | 5,000 | – |
| 4.52% | August 8, 2011 | 5,000 | 5,000 |
| 3.65% | September 12, 2011 | 7,000 | – |
| 4.15% | October 3, 2011 | 5,000 | 5,000 |
| 3.95% | October 3, 2011 | 7,000 | – |
| 3.42% | November 14, 2011 | 5,000 | – |
| 3.42% | November 28, 2011 | 7,000 | – |
| 3.01% | December 5, 2011 | 5,000 | – |
| 4.57% | August 20, 2012 | 8,000 | 8,000 |
| 4.09% | September 7, 2012 | 7,000 | 7,000 |
| 4.60% | October 1, 2012 | 5,000 | 5,000 |
| 3.37% | October 3, 2012 | 5,400 | – |
| 4.75% | November 23, 2012 | 2,000 | 2,000 |
| 4.14% | December 7, 2012 | 10,000 | 10,000 |
| 3.85% | January 11, 2013 | 5,000 | – |
| 3.59% | February 1, 2013 | 6,000 | – |
| 4.99% | May 16, 2013 | 10,000 | 10,000 |
| 3.89% | May 28, 2013 | 5,000 | 5,000 |
| 4.75% | July 5, 2013 | 5,000 | 5,000 |
| 4.37% | July 8, 2013 | 10,000 | – |
| 4.15% | November 14, 2013 | 5,000 | – |
| 3.89% | November 29, 2013 | 7,000 | – |
| 3.37% | December 5, 2013 | 10,000 | – |
| 4.78% | January 13, 2014 | 4,400 | 4,400 |
| 3.92% | March 10. 2014 | 1,600 | – |
| 4.86% | March 17, 2014 | 7,800 | 7,800 |
| 4.18% | October 14, 2014 | 5,000 | 5,000 |
| 5.05% | May 18, 2015 | 5,000 | 5,000 |

| Interest Rate | Maturity Date | December 31, 2008 | 2007 |
|---|---|---|---|
| | | (In Thousands) | |
| 3.69% | September 11, 2017 | 5,000 | 5,000 |
| 4.39% | November 6, 2017 | 8,000 | 8,000 |
| 3.19% | November 30, 2017 | 5,000 | 5,000 |
| | | $ 322,882 | $ 201,741 |

The Bank is required to acquire and hold shares of capital stock in the FHLBB in an amount at least equal to the sum of 0.35% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, and up to 4.5% of its advances (borrowings) from the FHLBB. The carrying value of FHLBB stock approximates fair value based on the redemption provisions of the stock. The advances are collateralized by first mortgage loans with an estimated eligible collateral value of $399.0 million and $354.1 million at December 31, 2008 and 2007, respectively.

The following table sets forth information concerning balances and interest rates on our FHLBB advances at the dates and for the periods indicated.

| | At or For the Years Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| | (Dollars in Thousands) | | |
| FHLBB Advances: | | | |
| Maximum amount of advances outstanding at any month end during the year | $ 350,897 | $ 206,785 | $ 195,637 |
| Average advances outstanding during the year | 271,545 | 183,219 | 168,942 |
| Balance outstanding at end of year | 322,882 | 201,741 | 178,110 |
| Weighted average interest rate during the year | 3.64% | 4.64% | 4.58% |
| Weighted average interest rate at the end of year | 3.30% | 4.28% | 4.59% |

## Note 12. BENEFIT PLANS PENSION AND OTHER POST-RETIREMENT BENEFITS:

The Company sponsors a noncontributory defined benefit pension plan (the "Pension Plan") covering all full-time employees hired before January 1, 2005. Participants become 100% vested after five years of employment of vesting service. The Company's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes, while meeting the minimum funding standards established by the ERISA.

The measurement date of the pension plan assets and benefit obligations has changed in accordance with the provisions of SFAS 158 to the Company's year-end of December 31 effective December 31, 2008. The effect of this transition was not material to the consolidated financial statements.

The Supplemental Executive Retirement Plan (the "SERP") was established to provide two executive officers with a retirement benefit equal to 70% of their respective average annual earnings over the 12-month period during the last 120 months of employment producing the highest average or, if higher, the executive's current annual earnings, which include base salary plus annual incentive compensation. The SERP benefit is offset by the executive's benefits under the tax-qualified Retirement Plan, the Supplemental Savings and Retirement Plan, Supplemental Executive Retirement Agreement and any split dollar insurance policy benefits. On March 31, 2008 a lump sum settlement payment of $1.2 million was elected by one of the executive officers.

The Company also has supplemental retirement plans (the "Supplemental Plans") that provide benefits for certain key executive officers. The Supplemental Plans provide restorative payments to certain executives who are prevented from receiving the full benefits contemplated by the tax-qualified Retirement Plan, 401(k) Plan and Employee Stock Ownership Plan.

Benefits under the Supplemental Plans are based on a predetermined formula. The benefits under the Supplemental Plans are reduced by other employee benefits. The liability arising from the Supplemental Plans is being accrued over the participants' remaining periods of service so that at the expected retirement dates, the present value of the annual payments will have been expensed.

The Company also provides an unfunded post-retirement medical, health and life insurance benefit plan for retirees and employees hired prior to March 1, 1993.

The amounts related to the Pension Plan, Supplemental Plans and the SERPs are reflected in the tables that follow as "Pension Plans".

The following table sets forth the plans' change in benefit obligation, plan assets and the funded status of the pension plans and other postretirement benefits plans, using a September 30 measurement date in 2007 and a December 31 measurement date in 2008 for the qualified pension plan and a December 31 measurement date for both periods for the other pension plans and post retirement plan:

| | Pension Plans | | Post-Retirement Benefits | |
|---|---|---|---|---|
| | Years Ended | | Years Ended | |
| | 2008 | 2007 | 2008 | 2007 |
| | (In Thousands) | | | |
| **Change in Benefit Obligation:** | | | | |
| Benefit obligation at beginning of measurement period | $ 19,045 | $ 16,737 | $ 1,611 | $ 2,091 |
| Service cost | 1,071 | 951 | 9 | 18 |
| Interest cost | 1,337 | 993 | 99 | 122 |
| Plan participants' contributions | – | – | 22 | 19 |
| Actuarial (gain) loss | 630 | 591 | 119 | (543) |
| Benefits paid | (1,554) | (227) | (107) | (96) |
| Benefit obligation at end of measurement period | $ 20,529 | $ 19,045 | $ 1,753 | $ 1,611 |
| **Change in Plan Assets:** | | | | |
| Fair value of plan assets at beginning of measurement period | $ 14,388 | $ 12,263 | $ – | $ – |
| Actual return on plan assets | (4,968) | 1,676 | – | – |
| Employer contributions | 5,166 | 676 | 85 | 77 |
| Plan participants' contributions | – | – | 22 | 19 |
| Benefits paid | (1,554) | (227) | (107) | (96) |
| Fair value of plan assets at end of measurement period | $ 13,032 | $ 14,388 | $ – | $ – |
| **Funded Status:** | | | | |
| Funded Status at end of measurement period | $ (7,497) | $ (4,657) | $ (1,753) | $ (1,611) |
| Contribution made after measurement date | – | 2,500 | – | – |
| Net amount recognized | $ (7,497) | $ (2,157) | $ (1,753) | $ (1,611) |
| **Amounts Recognized in the Consolidated Statements of Condition:** | | | | |
| Other assets | $ – | $ 3,106 | $ – | $ – |
| Accrued expenses and other liabilities | (7,497) | (5,263) | (1,753) | (1,611) |
| Net amount recognized | $ (7,497) | $ (2,157) | $ (1,753) | $ (1,611) |

| | Pension Plans | | Post-Retirement Benefits | |
|---|---|---|---|---|
| | Years Ended | | Years Ended | |
| | 2008 | 2007 | 2008 | 2007 |
| | (In Thousands) | | | |
| **Amounts Recognized in Accumulated Other Comprehensive Income (Loss) Consist of:** | | | | |
| Prior service cost | $ 87 | $ 387 | $ 48 | $ 67 |
| Net loss | 11,199 | 4,508 | 336 | 235 |
| Total accumulated other comprehensive income | 11,286 | 4,895 | 384 | 302 |
| Deferred tax asset | (3,837) | (1,664) | (131) | (103) |
| Net impact on other comprehensive income | $ 7,449 | $ 3,231 | $ 253 | $ 199 |

The following table sets forth the components of net periodic benefits costs and other amounts recognized in accumulated other comprehensive (loss) income for the retirement plans:

| | Pension Plans | | | Post-Retirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| | (In Thousands) | | | | | |
| **Components of Net Periodic Benefit Cost:** | | | | | | |
| Service cost | $ 870 | $ 951 | $ 807 | $ 9 | $ 18 | $ 16 |
| Interest cost | 1,123 | 993 | 887 | 99 | 122 | 107 |
| Expected return on plan assets | (1,335) | (1,052) | (974) | – | – | – |
| Amortization of net actuarial losses | 408 | 485 | 494 | 19 | 19 | 83 |
| Amortization of prior service cost | 312 | 312 | 622 | 19 | 87 | 19 |
| Settlement charge | 117 | – | – | – | – | – |
| Net periodic benefit cost | $ 1,495 | $ 1,689 | $ 1,836 | $ 146 | $ 246 | $ 225 |
| **Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income(Loss):** | | | | | | |
| Net loss (gain) | $ 7,150 | $ (33) | $ – | $ 120 | $ (543) | $ – |
| Amortization of net loss | (408) | (485) | – | (19) | (19) | – |
| Amortization of prior service cost | (312) | (312) | – | (19) | (87) | – |
| Adjustment for change in measurement date | (39) | – | – | – | – | – |
| Total recognized in other comprehensive income (loss) | $ 6,391 | $ (830) | $ – | $ 82 | $ (649) | $ – |
| Total recognized in net periodic benefit cost and other comprehensive income (loss) | $ 7,886 | $ 859 | $ 1,836 | $ 228 | $ (403) | $ 225 |

The amounts in accumulated other comprehensive income that are expected to be recognized as components of net periodic benefit cost during 2009 are as follows:

| Amounts Recognized in Accumulated Other Comprehensive Loss consist of: | Pension Plans | Post-Retirement Benefits |
|---|---|---|
| | (In Thousands) | |
| Net actuarial losses | $ 408 | $ 26 |
| Prior service costs | 312 | 19 |
| Net amount recognized | $ 720 | $ 45 |

**Assumptions**

Weighted-average assumptions used to determine pension benefit obligations at December 31,

| | 2008 | 2007 |
|---|---|---|
| Discount rate | 6.00% / 6.40%(1) | 6.30% / 6.20%(2) |
| Rate of compensation increase | 4.50% | 4.50% |

(1) The discount rate was 6.00% for our pension plan and was 6.40% for the supplemental and SERPs plans with measurement dates of December 31, 2008.

(2) The discount rate was 6.30% for our pension plan with a measurement date of September 30, 2007 and was 6.20% for the supplemental and SERPs plans with measurement dates of December 31, 2007.

Certain disaggregated information related to the Company's defined benefit pension plans is as follows as of their respective measurement dates:

| | Pension Plan | | Supplemental Plans and SERPs | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| | (In Thousands) | | | |
| **Benefit Obligation:** | | | | |
| Projected benefit obligation | $ 16,542 | $ 13,782 | $ 3,987 | $ 5,263 |
| Accumulated benefit obligation | 13,283 | 11,122 | 3,621 | 5,263 |
| Fair value of plan assets | 13,032 | 14,388 | – | – |

Weighted average assumptions used to determine net benefit pension expense for the years ended December 31,

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Discount rate | 6.30% / 6.20%(3) | 6.00% | 5.75% |
| Expected long-term rate of return on plan assets | 8.25% | 8.25% | 8.50% |
| Rate of compensation increase | 4.50% | 4.25% | 4.00% |

(3) The discount rate was 6.30% for our pension plan with a measurement date of September 30, 2007 and was 6.20% for the supplemental and SERPs plans with measurement dates of December 31, 2007.

The accumulated post-retirement benefit obligation was $1.8 million and $1.6 million as of December 31, 2008 and 2007, respectively.

The Company does not intend to apply for the government subsidy under Medicare Part-D for post-retirement prescription drug benefits. Therefore, the impact of the subsidy is not reflected in the development of the liabilities for the plan. As of December 31, 2008, prescription drug benefits are included in the post-retirement benefits offered to employees hired prior to March 1, 1993.

The expected long-term rate of return is based on the actual historical rates of return of published indices that are used to measure the plans' target assets allocation. The historical rates are then discounted to consider fluctuations in the historical rates as well as potential changes in the investment environment.

**Assumed Healthcare Trend Rates**

The Company's accumulated post-retirement benefit obligations, exclusive of pensions, take into account certain cost-sharing provisions. The annual rate of increase in the cost of covered benefits (i.e., healthcare cost trend rate) is assumed to be 10% at December 31, 2008, decreasing gradually to a rate of 5% at December 31, 2013. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in the assumed healthcare cost trend rate would have the following effects (dollars in thousands):

| | 1% Increase | 1% Decrease |
|---|---|---|
| | (In Thousands) | |
| Effect on post-retirement benefit obligation | $ 187 | $ (159) |
| Effect on total service and interest | 13 | (11) |

**Plan Assets**

The Company's pension plan weighted-average asset allocations at December 31, 2008 and 2007, by asset category are as follows:

| Asset Category | 2008 | 2007 |
|---|---|---|
| Equity securities | 62% | 62% |
| Debt securities | 33 | 35 |
| Real estate | 5 | 3 |
| Total | 100% | 100% |

The Company's investment goal is to obtain a competitive risk adjusted return on the pension plan assets commensurate with prudent investment practices and the plan's responsibility to provide retirement benefits for its participants, retirees and their beneficiaries. The 2008 targeted allocation for equity securities, debt securities and real estate is 62%, 33% and 5%, respectively. The pension plan's investment policy does not explicitly designate allowable or prohibited investments, instead, it provides guidance regarding investment diversification and other prudent investment practices to limit the risk of loss. The Plan's asset allocation targets are strategic and long-term in nature and are designed to take advantage of the risk reducing impacts of asset class diversification.

Plan assets are periodically rebalanced to their asset class targets to reduce risk and to retain the portfolio's strategic risk/return profile. Investments within each asset category are further diversified with regard to investment style and concentration of holdings.

**Contributions**

The Company contributed $1.5 million to the Pension Plan for the year ended December 31, 2008. In 2007, the Company contributed $2.5 million to the Pension Plan after the measurement date for the year ending December 31, 2007. The Company plans to contribute $1.7 million to the Pension Plan in 2009.

**Estimated Future Benefit Payments**

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| | Pension Plan | Post-Retirement Benefits |
|---|---|---|
| | (In Thousands) | |
| 2009 | $ 586 | $ 112 |
| 2010 | 607 | 108 |
| 2011 | 982 | 115 |
| 2012 | 1,026 | 119 |
| 2013 | 1,065 | 124 |
| Years 2014-2018 | 6,326 | 672 |

**401(k) Plan:** The Company has a tax-qualified 401(k) plan for the benefit of its eligible employees. Beginning January 1, 2005, the 401(k) Plan was amended to pay all employees, even those who do not contribute to the 401(k) Plan, an automatic 3% of pay "safe harbor" contribution that is fully vested instead of the matching contribution provided to participants of the 401(k) Plan. For employees hired on or after January 1, 2005, a discretionary matching contribution equal to a uniform percentage of the amount of the salary reduction the employee elected to defer, which percentage will be determined each year by the Company. The Company contributed $393,000, $271,000 and $359,000 to the plan for the years ended December 31, 2008, 2007 and 2006, respectively.

## Note 13. STOCK BASED COMPENSATION

The Board of Directors and stockholders of the Company approved the Rockville Financial, Inc. 2006 Stock Incentive Award Plan (the "Plan") in 2006. The Plan allows the Company to use stock options, stock awards, stock appreciation rights and performance awards to attract, retain and reward performance of qualified employees and others who contribute to the success of the Company. The Plan allowed for the issuance of a maximum of 349,830 restricted stock shares and 874,575 stock options in connection with Awards under the Plan. As of December 31, 2008, there were 40,682 restricted stock shares and 532,450 stock options that remain available for future grants under the Plan.

On January 1, 2006, the Company adopted SFAS 123R (revised 2004), *Share-Based Payment.* The adoption of these rules did not impact the Company's consolidated financial statements since the Company had not issued any stock options or restricted stock before the adoption date. Under SFAS 123R, the fair value of stock option and restricted stock awards, measured at grant date, are amortized to compensation expense on a straight-line basis over the vesting period. The Company accelerates the recognition of compensation costs for stock-based awards granted to retirement-eligible employees and employees who become retirement-eligible prior to full vesting of the award because the Company's incentive compensation plans allow for vesting at the time an employee or Director retires. Stock-based compensation granted to non-retirement-eligible individuals is expensed over the normal vesting period.

Total employee and Director share-based compensation expense recognized for stock options and restricted stock was $1,743,000, with a related tax benefit recorded of $593,000, for the year ended December 31, 2008 of which share-based compensation expense recognized (in the consolidated statement of income as other noninterest expense) was $387,000 and officer share-based compensation expense recognized (in the consolidated statement of income as salaries and benefit noninterest expense) was $1,356,000. The total charge of $1,743,000 includes $214,000 related to 17,762 vested restricted shares used for income tax withholding payments on behalf of certain executives.

Total employee and Director share-based compensation expense recognized for stock options and restricted stock was $952,000, with a related tax benefit recorded of $324,000, for the year ended December 31, 2007 of which Director share-based compensation expense recognized (in the consolidated statement of income as other noninterest expense) was $341,000 and officer share-based compensation expense recognized (in the consolidated statement of income as salaries and benefit noninterest expense) was $611,000. The total charge of $952,000 includes $21,000 related to 1,556 vested restricted shares used for income tax withholding payments on behalf of certain executives.

Total employee and Director share-based compensation expense recognized for stock options and restricted stock was $2.4 million, with a related tax benefit of $817,000, for the year ended December 31, 2006 of which Director share-based compensation expense recognized (in the consolidated statement of income as other noninterest expense) was $924,000 and officer share-based compensation expense recognized (in the consolidated statement of income as salaries and benefit noninterest expense) was $1.5 million. The total charge of $2.4 million includes $129,000 related to 7,508 vested restricted shares used for income tax withholding payments on behalf of certain executives.

**Stock Options:**

The following table presents the activity related to stock options under the Plan for the year ended December 31, 2008:

| | Stock Options | | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term (in years) | | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|---|---|---|
| Stock options outstanding at January 1, 2008 | 213,500 | $ | 16.40 | | | |
| Granted | 128,625 | | 11.98 | | | |
| Exercised | – | | – | | | |
| Forfeited or expired | – | | – | | | |
| Stock options outstanding at December 31, 2008 | 342,125 | $ | 14.74 | 8.5 | $ | 256 |
| Stock options vested and exercisable at December 31, 2008 | 255,825 | $ | 15.46 | 8.3 | $ | 128 |

The following table presents the unvested Stock Option activity for the year ended December 31, 2008:

| | Number of Shares | | Weighted Average Grant-Date Fair Value |
|---|---|---|---|
| Unvested as of January 1, 2008 | 105,600 | $ | 4.25 |
| Granted | 128,625 | | 2.72 |
| Vested | (147,925) | | 3.61 |
| Forfeited, expired or canceled | – | | – |
| Unvested as of December 31, 2008 | 86,300 | $ | 3.07 |

The aggregate fair value of options vested was $534,000 and $207,000 for 2008 and 2007, respectively.

As of December 31, 2008, the unrecognized cost related to the stock options awarded of $212,000 will be recognized over a weighted-average period of 1.9 years.

For share-based compensation recognized for the years ended December 31, 2008, 2007 and 2006, the Company used the Black-Scholes option pricing model for estimating the fair value of stock options granted. The weighted average estimated fair values of stock option grants and the assumptions that were used in calculating such fair values were based on estimates at the date of grant as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Weighted per share average fair value of options granted | $ 2.72 | $ 4.08 | $ 4.34 |
| Assumptions: | | | |
| Risk free interest rate | 3.24% | 4.60% | 4.55% |
| Expected volatility | 22.11% | 19.06% | 15.83% |
| Expected dividend yield | 1.67% | .84% | .90% |
| Expected life of options granted | 6.0 years | 6.5 years | 6.0 years |

The expected volatility was determined using both the Company's historical trading volatility as well as the historical volatility of an index published by SNL Financial for mutual holding company's common stock over the expected average life of the options. The index was used as the Company's stock has only been publicly traded since May 23, 2005.

The Company estimates option forfeitures using historical data on employee terminations.

The expected life of stock options granted is derived using the simplified method and represents the period of time that stock options granted are expected to be outstanding.

The risk-free interest rate for periods within the contractual life of the stock option is based on the average five and seven U.S. Treasury Note yield curve in effect at the date of grant.

The expected dividend yield reflects an estimate of the dividends the Company expects to declare over the expected life of the options granted.

Stock options provide grantees the option to purchase shares of common stock at a specified exercise price and expire ten years from the date of grant.

The Company plans to use Treasury stock to satisfy future stock option exercises.

Additional information regarding stock options outstanding as of December 31, 2008, is as follows:

| Options Outstanding | | | | Exercisable Options | |
|---|---|---|---|---|---|
| Exercise Prices | Shares | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Shares | Weighted-Average Exercise Price |
| $ 11.98 | 128,625 | 9.1 | $11.98 | 64,525 | $11.98 |
| $ 14.35 | 85,500 | 8.6 | $14.35 | 63,300 | $14.35 |
| $ 17.77 | 128,000 | 8.0 | $17.77 | 128,000 | $17.77 |

**Restricted Stock:**

Restricted stock provides grantees with rights to shares of common stock upon completion of a service period. During the restriction period, all shares are considered outstanding and dividends are paid on the restricted stock

The following table presents the activity for Restricted Stock for the year ended December 31, 2008:

| | Number of Shares | Weighted Average Grant-Date Fair Value |
|---|---|---|
| Unvested as of January 1, 2008 | 59,970 | $ 17.63 |
| Granted | 92,559 | 11.98 |
| Vested | (84,949) | 13.38 |
| Forfeited | – | – |
| Unvested as of December 31, 2008 | 67,580 | $ 15.23 |

The fair value of restricted shares that vested during the years ended December 31, 2008, 2007 and 2006 was $1.1 million, $264,000 and $2.1 million, respectively. The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2008 was $11.98 and for the year ended December 31, 2006 was $17.50. There were no restricted stock shares granted in 2007.

As of December 31, 2008, there was $921,000 of total unrecognized compensation cost related to unvested restricted stock which is expected to be recognized over a weighted-average period of 2.0 years.

Forty-three percent, or 29,085, of the remaining unvested restricted stock shares will vest in 2009, 24,095 shares in 2010, 7,200 shares will vest in 2011 and 7,200 shares will vest in 2012. All unvested restricted stock shares are expected to vest.

**Employee Stock Ownership Plan:** As part of the reorganization and stock offering completed in 2005, the Company established an ESOP for eligible employees of the Bank, and authorized the Company to lend the funds to the ESOP to purchase 699,659 or 3.6% of the shares issued in the initial public offering. Upon completion of the reorganization, the ESOP borrowed $4.4 million from the Company to purchase 437,287 shares of common stock. Additional shares of 59,300 and 203,072 were subsequently purchased by the ESOP in the open market at a total cost of $817,000 and $2.7 million in 2006 and 2005, respectively, with additional funds borrowed from the Company. The Bank intends to make annual contributions to the ESOP that will be adequate to fund the payment of regular debt service requirements attributable to the indebtedness of the ESOP. The interest rate for the ESOP loan is the prime rate plus one percent, or 4.25% as of December 31, 2008. As the loan is repaid to the Company, shares will be released from collateral and will be allocated to the accounts of the participants. As of December 31, 2008 the outstanding principal and interest due was $5.3 million and principal payments of $2.6 million have been made on the loan since inception.

ESOP expense was $913,000, $1.0 million and $1.0 million for the years ended December 31, 2008, 2007 and 2006. At December 31, 2008, there were 279,864 allocated and 419,795 unallocated ESOP shares and the unallocated shares had an aggregate fair value of $5.9 million.

## Note 14. INCOME TAXES

The components of the income tax (benefit) expense for the years ended December 31, 2008, 2007 and 2006 are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | (In Thousands) | |
| Current | $ 4,572 | $ 3,576 | $ 3,789 |
| Deferred | (5,528) | 540 | (421) |
| Total income tax (benefit) expense | $ (956) | $ 4,116 | $ 3,368 |

The tax effects of temporary differences that give rise to significant components of the deferred tax assets and deferred tax liabilities at December 31, 2008 and 2007 are presented below:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (In Thousands) | |
| Deferred tax assets: | | |
| Allowance for loan losses | $ 4,268 | $ 3,611 |
| Contribution carryforwards | – | 296 |
| Investment security losses | 5,288 | 368 |
| Pension and post-retirement liabilities | 3,194 | 3,242 |
| Stock incentive award plan | 352 | 219 |
| Other | 465 | 265 |
| Gross deferred tax assets | 13,567 | 8,001 |
| Deferred tax liabilities: | | |
| Unrealized gains on securities | (1,859) | (1,642) |
| Prepaid pension expense | – | (2,213) |
| Other | (232) | (183) |
| Gross deferred tax liabilities | (2,091) | (4,038) |
| Net deferred tax asset | $ 11,476 | $ 3,963 |

As of December 31, 2008, management believes it is more likely than not that the deferred tax assets will be realized through future earnings and future reversals of existing taxable temporary differences. As of December 31, 2008 and 2007, our net deferred tax asset was $11.5 million and $4.0 million, respectively, and there was no valuation allowance.

Retained earnings at December 31, 2008 includes a contingency reserve for loan losses of approximately $1.2 million, which represents the tax reserve balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to mutual savings banks. Amounts transferred to the reserve have been claimed as deductions from taxable income, and, if the reserve is used for purposes other than to absorb losses on loans, a Federal income tax liability could be incurred. It is not anticipated that the Company will incur a Federal income tax liability relating to this reserve balance, and accordingly, deferred income taxes of approximately $408,000 at December 31, 2008 have not been recognized.

Effective for taxable years commencing after December 31, 1998, financial services institutions doing business in Connecticut are permitted to establish a "passive investment company" ("PIC") to hold and manage loans secured by real property. PICs are exempt from Connecticut corporation business tax, and dividends received by the financial services institutions from PICs are not taxable. In January 1999, the Bank established a PIC as a wholly-owned subsidiary and transferred a portion of its residential mortgage loan portfolio from the Bank to the PIC. A substantial portion of the Company's interest income is now derived from the PIC, a state tax-exempt entity, and accordingly, there is no provision for state income taxes subsequent to January 1999. The Company's ability to continue to realize the tax benefits of the PIC is subject to the PIC continuing to comply with all statutory requirements related to the operations of the PIC. The Company believes it is in compliance with such requirements.

In July 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* FIN 48 also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation of FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 includes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements.

Effective January 1, 2007, the Company has adopted the provisions of FIN 48 and there was no material effect on the consolidated condensed financial statements. As a result, there was no cumulative effect related to adopting FIN 48. As of January 1, 2007, December 31, 2007 and December 31, 2008, there were no unrecognized tax benefits related to federal and state income tax matters. The Company is currently open to audit under the statute of limitations by the Internal Revenue Service and state taxing authorities for the years ended December 31, 2005 through 2008.

As of January 1, 2007, December 31, 2007 and December 31, 2008, the Company has not accrued any interest related to uncertain tax positions.

For the years ended December 31, 2008, 2007 and 2006, a reconciliation of the anticipated income tax provision (computed by applying the Federal statutory income tax rate of 34% to income before income tax expense), to the provision for income taxes as reported in the statements of incomes is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2008** | **2007** | **2006** |
| | | **(In Thousands)** | |
| Provision for income tax at statutory rate | $ (865) | $ 4,230 | $ 3,475 |
| Increase (decrease) resulting from: | | | |
| Increase in cash surrender value of Bank Owned Life Insurance | (130) | (125) | (115) |
| Dividend received deduction | (234) | (67) | (67) |
| Tax exempt interest and disallowed interest expense | (16) | (17) | (17) |
| Excess book basis of Employee Stock Ownership Plan | 42 | 84 | 82 |
| Compensation deduction limit | 243 | – | – |
| Other, net | 4 | 11 | 10 |
| Total provision for income taxes | $ (956) | $ 4,116 | $ 3,368 |

## Note 15. COMMITMENTS AND CONTINGENCIES

**Leases:** The Company leases certain of its branch offices under operating lease agreements which contain renewal options for periods up to fifteen years. In addition to rental payments, the branch leases require payments for executory costs. The Company also leases certain equipment under non-cancelable operating leases.

Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows as of December 31, 2008:

| | (In Thousands) |
|---|---|
| 2009 | $ 774 |
| 2010 | 756 |
| 2011 | 737 |
| 2012 | 706 |
| 2013 | 692 |
| Thereafter | 10,356 |
| | $ 14,021 |

Total rental expense charged to operations for all cancelable and non-cancelable operating leases approximated $983,000, $780,000 and $566,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company, as a landlord, leases space to third party tenants under non-cancelable operating leases. In addition to base rent, the leases require payments for executory costs. Future minimum rental receivable under the non-cancelable leases are as follows as of December 31, 2008:

| | (In Thousands) |
|---|---|
| 2009 | $ 327 |
| 2010 | 327 |
| 2011 | 327 |
| 2012 | 318 |
| 2013 | 318 |
| Thereafter | 846 |
| | $ 2,463 |

Rental income is a reduction to occupancy and approximated $320,000, $346,000 and $119,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

**Employment and Change in Control Agreements:** The Bank and the Company entered into an employment agreement, which was amended and restated effective January 1, 2009, with the Bank's President and Chief Executive Officer, with an extension in December 2008 ending December 31, 2009, which may be extended only in the event the Bank serves written notice sixty days prior to the expiration date. An employment agreement was also entered into with the Bank's Chief Operating Officer, which was amended and restated effective January 1, 2009, with an extension in December 2008 to continue through December 31, 2009. The Bank has also amended and restated effective January 1, 2009 employment agreements with three additional Executive Officers, (each, an "Executive Officer"); these agreements, with an extension in December 2008 will end on December 31, 2009, unless extended by written notice sixty days prior to the expiration date. One Executive Officer retains his three-year employment agreement, which will expire on December 31, 2009 and will be extended on an annual basis unless written notice of non-renewal is given by the Human Resources Committee.

Under certain specified circumstances, the employment agreements require certain payments to be made for certain reasons other than cause, including a "change in control" as defined in the agreement. However, such employment may be terminated for cause, as defined, without incurring any continuing obligations. If the Bank chooses to terminate these employment agreements for reasons other than cause, or if the Executive Officer resigns from the Bank after specified circumstances that would constitute good reason, as defined in the employment agreement, would be entitled to receive a severance benefit in the amount of three times the sum of his or her base salary and his or her potential annual incentive compensation for the year of termination or, if higher, his or her actual annual incentive compensation for the year prior to the year of termination, payable in monthly installments over the employment agreement renewal period following termination. In addition, the Executive Officer will be entitled to a pro-rata portion of the annual incentive compensation potentially payable to them for the year of termination; accelerated vesting of any outstanding stock options, restricted stock or other stock awards; immediate exercisability of any such options; and deemed satisfaction of any performance-based objectives under any stock plan or other long-term incentive award. In consideration for the compensation and benefits provided under their employment agreement, the Executive Officers are prohibited from competing with the Bank and the Company during the term of the employment agreements and for a period of two years following termination of employment for any reason.

The Bank and the Company have also entered into change in control agreements with three additional officers (each, an "Officer"). Each change in control agreement had an initial term that ended December 31, 2005, which term has been and is automatically extended on each January 1st for one additional year unless written notice is given by either party; provided, however, that no such notice by the Bank or the Company will be effective if a change of control or potential change in control has occurred prior to the date of such notice. If, following a change in control of the Bank or the Company, the Officer's employment is terminated without cause, or the Officer voluntarily resigns upon the occurrence of circumstances specified in the agreements constituting good reason, the Officer will receive a severance payment under the agreement equal to two times the sum of the Officer's annual base salary and their potential annual incentive compensation for the year of termination or, if higher, their actual annual incentive compensation for the year prior to the year of termination. The Officer will also be entitled to a pro-rata portion of the annual incentive compensation potentially payable to them for the year of termination; accelerated vesting of any outstanding stock options, restricted stock or other stock awards; immediate exercisability of any such options; and deemed satisfaction of any performance-based objectives under any stock plan or other long-term incentive award. The Bank will also provide the Officer with a cash allowance for outplacement assistance in the amount of 20% of their annual base salary and annual incentive compensation taken into account for purposes of calculating the severance payment described above for expenses incurred during the 24 months following termination of employment.

The Bank and the Company have also entered into change in control and restrictive covenant agreements with three Executive Officers and four lending officers (each an "Additional Officer"). Each change in control and restrictive covenant agreement had an initial term that ended December 31, 2005, which has been and is extended on each January 1st for one additional year unless written notice is given by either party; provided, however, that no such notice by the Bank or the Company will be effective if a change in control or potential change in control has occurred prior to the date of such notice. If, following a change in control of the Bank or the Company, the Additional Officer's employment is terminated without cause, or the Additional Officer voluntarily resigns upon the occurrence of circumstances specified in the agreements constituting good reason, the Additional Officer will receive a severance payment under the agreement equal to two times the sum of the Lending Officer's annual base salary and their potential annual incentive compensation for the year of termination or, if higher, their actual annual incentive compensation for the year prior to the year of termination. The Additional Officer will also be entitled to a pro-rata portion of the annual incentive compensation potentially payable to them for the year of termination; accelerated vesting of any outstanding stock options, restricted stock or other stock awards; immediate exercisability of any such options; and deemed satisfaction of any performance-based objectives under any stock plan or other long-term incentive award. The Bank will also provide the Additional Officer with a cash allowance for outplacement assistance in the amount of 20% of their annual base salary and annual incentive compensation taken into account to calculate the severance payment described above for expenses incurred during the 24 months following termination of employment.

**Change in Control Severance Plan:** The Bank and the Company adopted a Change in Control Severance Plan to provide benefits to eligible employees upon a change in control of the Bank or the Company. Eligible employees are those with a minimum of one year of service with the Bank as of the date of the change in control. Generally, all eligible employees, other than officers who will enter into separate employment or change in control or change in control and restrictive covenant agreements with the Bank and the Company, will be eligible to participate in the plan. Under the plan, if a change in control of the Bank or the Company occurs, eligible employees who are terminated, or who terminate employment upon the occurrence of events specified in the plan, within 24 months of the effective date of the change in control, will be entitled to 1/26th of the sum of the employee's annual base salary and his or her potential annual incentive compensation for the year of termination or, if higher, his or her actual annual incentive compensation for the year prior to the year of termination, multiplied by the employee's total years of service with the Bank. Subsidized COBRA coverage will also be made available to such employees for a period of weeks equal to the employee's years of service with the Bank multiplied by two.

**Legal Matters:** The Company is involved in various legal proceedings which have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company's financial condition, results of operations or cash flows.

**Financial Instruments With Off-Balance Sheet Risk:** In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and undisbursed portions of construction loans and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition. The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The contractual amounts of commitments to extend credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral obligations as it does for on-balance sheet instruments. Off-balance sheet financial instruments whose contract amounts represent credit risk are as follows at December 31, 2008 and 2007:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Commitments to extend credit: | (In Thousands) | |
| Future loan commitments | $ 48,743 | $ 70,993 |
| Undisbursed construction loans | 93,905 | 96,788 |
| Undisbursed home equity lines of credit | 113,725 | 104,769 |
| Undisbursed commercial lines of credit | 58,605 | 49,037 |
| Standby letters of credit | 12,231 | 12,312 |
| Unused checking overdraft lines of credit | 112 | 104 |
| | $ 327,321 | $ 334,003 |

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Since these commitments could expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include residential and commercial property, accounts receivable, inventory, property, plant and equipment, deposits, and securities.

## Note 16. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities, and certain off-balance sheet items, as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2008, 2007 and 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since then that management believes have changed the Bank's category.

The following is a summary of the Bank's regulatory capital amounts and ratios as December 31, 2008 and 2007 compared to the Federal Deposit Insurance Corporation's requirements for classification as a well-capitalized institution and for minimum capital adequacy. Also included is a summary of Rockville Financial, Inc.'s regulatory capital and ratios as of December 31, 2008 and 2007:

| | Actual | | Required Minimun Ratios | | Capitalized Under Prompt Corrective Action Provisions | |
|---|---|---|---|---|---|---|
| **Rockville Bank:** | **Amount** | **Ratio** | **Amount** | **Ratio** | **Amount** | **Ratio** |
| **December 31, 2008** | | | **(Dollars in Thousands)** | | | |
| Total capital to risk weighted assets | $ 147,898 | 12.8% | $ 92,436 | 8.0% | $ 115,545 | 10.0% |
| Tier I capital to risk weighted assets | 134,621 | 11.7 | 46,024 | 4.0 | 69,036 | 6.0 |
| Tier I capital to total average assets | 134,621 | 8.8 | 61,191 | 4.0 | 76,489 | 5.0 |
| **Rockville Bank:** | | | | | | |
| **December 31, 2007** | | | | | | |
| Total capital to risk weighted assets | $ 137,212 | 13.7% | $ 80,124 | 8.0% | $ 100,155 | 10.0% |
| Tier I capital to risk weighted assets | 126,099 | 12.6 | 40,031 | 4.0 | 60,047 | 6.0 |
| Tier I capital to total average assets | 126,099 | 9.5 | 53,094 | 4.0 | 66,368 | 5.0 |
| **Rockville Financial, Inc.:** | | | | | | |
| **December 31, 2008** | | | | | | |
| Total capital to risk weighted assets | $ 162,068 | 14.2% | $ 91,306 | 8.0% | $ 114,132 | 10.0% |
| Tier I capital to risk weighted assets | 148,791 | 12.9 | 46,137 | 4.0 | 69,205 | 6.0 |
| Tier I capital to total average assets | 148,791 | 10.4 | 57,227 | 4.0 | 71,534 | 5.0 |
| **Rockville Financial, Inc.:** | | | | | | |
| **December 31, 2007** | | | | | | |
| Total capital to risk weighted assets | $ 166,647 | 16.6% | $ 80,312 | 8.0% | $ 100,390 | 10.0% |
| Tier I capital to risk weighted assets | 155,534 | 15.5 | 40,138 | 4.0 | 60,207 | 6.0 |
| Tier I capital to total average assets | 155,534 | 11.7 | 53,174 | 4.0 | 66,468 | 5.0 |

The Company is also considered to be well capitalized under the regulatory framework specified by the Federal Reserve.

On October 8, 2008, Rockville Financial, Inc. made a $10.0 million capital contribution to Rockville Bank. This capital contribution has no affect to the capital amounts and ratios of Rockville Financial, Inc., but will increase Rockville Bank's capital amounts and ratios at the time of the capital contribution.

Connecticut law restricts the amount of dividends that the Bank can pay based on retained earnings for the current year and the preceding two years. As of December 31, 2008, $13.6 million was available for the payment of dividends.

## Note 17. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

Components of accumulated other comprehensive (loss) income, net of taxes, consist of the following:

| | Minimum Pension Liability | Unrealized Income on Available-For-Sale Securities | Accumulated Other Comprehensive (Loss) Income |
|---|---|---|---|
| | | (In Thousands) | |
| January 1, 2006 | $ (336) | $ 1,383 | $ 1,047 |
| Change | (4,070) | 1,355 | (2,715) |
| December 31, 2006 | (4,406) | 2,738 | (1,668) |
| Change | 976 | 451 | 1,427 |
| December 31, 2007 | (3,430) | 3,189 | (241) |
| Change | (4,272) | 420 | (3,852) |
| December 31, 2008 | $ (7,702) | $ 3,609 | $ (4,093) |

The following table summarizes other comprehensive income and the related tax effects for the years ended December 31, 2008, 2007 and 2006:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In Thousands) | |
| Net (loss) income as reported | $ (1,587) | $ 8,328 | $ 6,854 |
| Unrealized gain on securities available for sale | 637 | 684 | 2,052 |
| (Benefit) provision for income taxes | (217) | (233) | (697) |
| Net unrealized gain on securities available for sale | 420 | 451 | 1,355 |
| Change in funded status of pension and post-retirement defined benefit plans | (6,474) | 1,479 | (112) |
| Provision (benefit) for income taxes | 2,202 | (503) | 38 |
| Net change in funded status of pension and post-retirement defined benefit plans | (4,272) | 976 | (74) |
| Other comprehensive (loss) income, net of tax | (3,852) | 1,427 | 1,281 |
| Total comprehensive (loss) income | $ (5,439) | $ 9,755 | $ 8,135 |

## Note 18. PARENT COMPANY FINANCIAL INFORMATION

The parent company, Rockville Financial, Inc., a state-chartered mid-tier stock holding company was formed on December 17, 2004 to reorganize Charter Oak Community Bank Corp. from a state-chartered mutual holding company to a state-chartered two-tier mutual and stock holding company. It was inactive until it began operations on May 20, 2005 following the completion of the reorganization and the minority stock issuance. The following represents the Parent Company's condensed statement of condition as of December 31, and 2008 and 2007 and condensed statements of income and cash flows for the year ended December 31, 2008 and 2007 and should be read in conjunction with the consolidated financial statements and related notes:

**Condensed Statements of Condition**

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (In Thousands) | |
| Assets: | | |
| Cash and due from banks | $ 7,386 | $ 23,285 |
| Accrued interest receivable | 5 | 18 |
| Deferred tax asset-net | 18 | 307 |
| Investment in Rockville Bank | 131,604 | 126,935 |
| Due from Rockville Bank | 4,298 | 2,841 |
| Other assets | 2,634 | 3,227 |
| Total Assets | $ 145,945 | $ 156,613 |
| Liabilities and Capital: | | |
| Accrued expenses and other liabilities | $ 168 | $ 240 |
| Shareholders' equity | 145,777 | 156,373 |
| Total | $ 145,945 | $ 156,613 |

**Condensed Statements of Income**

| | For the Years ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In Thousands) | | |
| Interest and dividend income: | | | |
| Interest on investments | $ 224 | $ 384 | $ 470 |
| Net interest income | 224 | 384 | 470 |
| Noninterest expenses: | | | |
| Other | 568 | 628 | 611 |
| Total noninterest expense | 568 | 628 | 611 |
| Loss before tax benefit and equity in undistributed net income of Rockville Bank | (344) | (244) | (141) |
| Income tax benefit | 116 | 82 | 47 |
| Loss before equity in undistributed net income of Rockville Bank | (228) | (162) | (94) |
| Equity in undistributed net (loss) income of Rockville Bank | (1,359) | 8,490 | 6,948 |
| Net (loss) income | $ (1,587) | $ 8,328 | $ 6,854 |

**Condensed Statements of Cash Flows**

| | For the Years ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In Thousands) | | |
| Cash flows from operating activities: | | | |
| Net (loss) income | $ (1,587) | $ 8,328 | $ 6,854 |
| Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities: | | | |
| Stock compensation expense | 2,655 | 1,855 | 3,354 |
| Undistributed income of Rockville Bank | 1,359 | (8,490) | (6,948) |
| Decrease in deferred tax benefit | 289 | 441 | 276 |
| Net change in assets and liabilities: | | | |
| Accrued interest receivable | 13 | 7 | 1 |
| Net change in due from Rockville Bank | (1,457) | (753) | (2,088) |
| Other assets | 594 | (2,525) | (378) |
| Accrued expenses and other liabilities | 45 | 124 | (33) |
| Net cash provided by (used in) operating activities | 1,911 | (1,013) | 1,038 |
| Cash flows from investing activities: | | | |
| Capital investment in Rockville Bank | (10,000) | – | – |
| Net cash used in investing activities | (10,000) | – | – |
| Cash flows from financing activities: | | | |
| Acquisition of common stock by ESOP | – | – | (817) |
| Acquisition of common stock | (4,119) | (7,175) | (962) |
| Cash dividends paid on common stock | (3,691) | (3,008) | (1,555) |
| Net cash used in financing activities | (7,810) | (10,183) | (3,334) |
| Net decrease in cash and cash equivalents | (15,899) | (11,196) | (2,296) |
| Cash and cash equivalents - beginning of period | 23,285 | 34,481 | 36,777 |
| Cash and cash equivalents - end of year | $ 7,386 | $ 23,285 | $ 34,481 |
| Supplemental disclosures of cash flow information: | | | |
| Cash paid for income taxes | $ 1,751 | $ 2,001 | $ 63 |

As of December 31, 2008 and 2007, the Company had not engaged in any business activities other than owning the common stock of Rockville Bank.

## Note 19. SELECTED QUARTERLY CONSOLIDATED INFORMATION (UNAUDITED):

The following table presents quarterly financial information of the Company for the years ended December 31, 2008 and 2007:

| | For the three months ended, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | December 31, 2008 | September 30, 2008 | June 30, 2008 | March 31, 2008 | December 31, 2007 | September 30, 2007 | June 30, 2007 | March 31, 2007 |
| | (In Thousands, except earnings per share and stock prices) | | | | | | | |
| Interest and dividend income | $19,983 | $19,676 | $18,940 | $18,946 | $19,244 | $18,949 | $18,158 | $17,526 |
| Interest expense | 8,568 | 8,472 | 8,727 | 9,179 | 9,444 | 9,150 | 8,507 | 8,476 |
| Net interest income | 11,415 | 11,204 | 10,213 | 9,767 | 9,800 | 9,799 | 9,651 | 9,050 |
| Provision for loan losses(1) | 1,444 | 700 | 125 | 124 | 159 | 157 | 207 | 226 |
| Net interest income after provision for loan losses | 9,971 | 10,504 | 10,088 | 9,643 | 9,641 | 9,642 | 9,444 | 8,824 |
| Noninterest (loss) income(2) | (786) | (9,955) | 340 | 1,414 | 1,129 | 1,406 | 1,357 | 1,302 |
| Other noninterest expense | 7,829 | 8,233 | 8,356 | 9,344 | 7,952 | 7,651 | 7,433 | 7,265 |
| Income before income taxes | 1,356 | (7,684) | 2,072 | 1,713 | 2,818 | 3,397 | 3,368 | 2,861 |
| Provision for income taxes | 189 | (2,382) | 679 | 558 | 917 | 1,136 | 1,114 | 949 |
| Net income (loss) | $ 1,167 | $ (5,302) | $ 1,393 | $ 1,155 | $ 1,901 | $ 2,261 | $ 2,254 | $ 1,912 |
| Basic and diluted earnings per share | $.06 | $ (0.29) | $ .08 | $ .06 | $ 0.10 | $ 0.12 | $ 0.12 | $ 0.10 |
| **Stock Price (per share):** | | | | | | | | |
| High | $15.50 | $17.00 | $14.50 | $13.98 | $15.33 | $15.45 | $15.90 | $18.20 |
| Low | $8.80 | $12.00 | $12.51 | $9.75 | $12.10 | $12.87 | $14.50 | $14.24 |

(1) The increase in the provision for loan losses in the third and fourth quarters of 2008 was a result of increased probable losses.

(2) In the second quarter of 2008, noninterest income included other than temporary impairment charges of $1.2 million related to preferred stock of Freddie Mac and Fannie Mae. In the third quarter of 2008, noninterest income included other than temporary impairment charges of $9.8 million related preferred stock of Freddie Mac and Fannie Mae, $1.1 million related to one pooled trust preferred security, $395,000 related to one mutual fund and $208,000 related to four common stocks. In the fourth quarter of 2008, noninterest income included other than temporary impairment charges of $612,000 related to preferred stock of Freddie Mac and Fannie Mae, $191,000 related to one mutual fund and $914,000 related to eleven common stocks. Refer to Note 7 for additional information on other than temporary impairments.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with accountants on accounting and financial disclosure as defined in Item 304 of Regulation S-K.

## Item 9A. Controls and Procedures

### Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

### Management's Report on Internal Control Over Financial Reporting:

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of the Company's management and Directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The Company's independent registered public accounting firm has audited and issued a report on the Company's internal control over financial reporting, which appears on page 71.

## Item 9B. Other Information

Not applicable.

# Part III

## Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated into this Form 10-K by reference to the Company's definitive proxy statement (the "Definitive Proxy Statement") for its 2009 Annual Meeting of Shareholders, to be filed within 120 days following December 31, 2008.

## Item 11. Executive Compensation

The information required by this Item is incorporated into this Form 10-K by reference to the Company's definitive proxy statement (the "Definitive Proxy Statement") for its 2009 Annual Meeting of Shareholders, to be filed within 120 days following December 31, 2008.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated into this Form 10-K by reference to the Company's definitive proxy statement (the "Definitive Proxy Statement") for its 2009 Annual Meeting of Shareholders, to be filed within 120 days following December 31, 2008.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated into this Form 10-K by reference to the Company's definitive proxy statement (the "Definitive Proxy Statement") for its 2009 Annual Meeting of Shareholders, to be filed within 120 days following December 31, 2008.

## Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated into this Form 10-K by reference to the Company's definitive proxy statement (the "Definitive Proxy Statement") for its 2009 Annual Meeting of Shareholders, to be filed within 120 days following December 31, 2008.

# Part IV

## Item 15. Exhibits, Financial Statements and Financial Statement Schedules

a) The consolidated financial statements, including notes thereto, and financial schedules required in response to this item are set forth in Part II, Item 8 of this Form 10-K, and can be found on the following pages:



2. Financial Statement Schedules

   Schedules to the consolidated financial statements required by Article 9 of Regulation S-X and all other schedules to the consolidated financial statements have been omitted because they are either not required, are not applicable or are included in the consolidated financial statements or notes thereto, which can be found in this report in Part II, Item 8.

3. Exhibits:

| | |
|---|---|
| 3.1 | Certificate of Incorporation of Rockville Financial, Inc. (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on the Form S-1 filed for Rockville Financial Inc., as amended, initially filed on December 17, 2004 (File No. 333-121421)) |
| 3.2 | Bylaws of Rockville Financial, Inc. (incorporated herein by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q filed for Rockville Financial, Inc. on May 13, 2005) |
| 3.2.1 | Amendment dated December 12, 2007 to the Bylaws of Rockville Financial, Inc. (incorporated herein by reference to Exhibit 3.2 to the Current Report on the Company's Form 8-K filed on December 12, 2007) |
| 3.2.2 | Amendment and restatement dated February 13, 2008 to the Bylaws of Rockville Financial, Inc. (incorporated herein by reference to Exhibit 3.2 to the Current Report on the Company's Form 8-K filed on February 14, 2008) |
| 3.3 | Form of Common Stock Certificate of Rockville Financial, Inc. (incorporated herein by reference to Exhibit 4 to the Registration Statement on the Form S-1 filed for Rockville Financial, Inc., as amended, initially filed on December 17, 2004 (File No. 333-121421)) |
| 10.1 | Employment Agreement as amended and restated by and among Rockville Financial, Inc., Rockville Bank and William J. McGurk, effective January 1, 2009 filed herewith. |
| 10.2 | Employment Agreement as amended and restated by and among Rockville Financial, Inc., Rockville Bank and Joseph F. Jeamel, Jr., effective January 1, 2009 filed herewith. |

| | |
|---|---|
| 10.3 | Change-in-Control and Restricted Covenant Agreement by and among Rockville Financial, Inc., Rockville Bank and John T. Lund, effective January 2, 2009 filed herewith. |
| 10.4 | Employment Agreement as amended and restated by and among Rockville Financial, Inc., Rockville Bank and Christopher E. Buchholz, effective January 1, 2009 filed herewith. |
| 10.5 | Employment Agreement as amended and restated by and among Rockville Financial, Inc., Rockville Bank and Richard J. Trachimowicz, effective January 1, 2009 filed herewith. |
| 10.6 | Supplemental Savings and Retirement Plan of Rockville Bank as amended and restated effective December 31, 2007 (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed for Rockville Financial, Inc. filed on December 18, 2007) |
| 10.7 | Rockville Bank Officer Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005 filed on March 31, 2006) |
| 10.8 | Rockville Bank Supplemental Executive Retirement Agreement for Joseph F. Jeamel, Jr. (incorporated herein by reference to Exhibit 10.9 to the Registration Statement filed on Form S-1 filed for Rockville Financial, Inc. filed on December 17, 2004) |
| 10.8.1 | First Amendment to the Supplemental Executive Retirement Agreement for Joseph F. Jeamel, Jr. (incorporated herein by reference to Exhibit 10.7.1 to the Current Report on Form 8-K filed for Rockville Financial, Inc. filed on December 18, 2007) |
| 10.9 | Executive Split Dollar Life Insurance Agreement for Joseph F. Jeamel, Jr. (incorporated herein by reference to Exhibit 10.11 to the Registration Statement filed on Form S-1 filed for Rockville Financial, Inc. filed on December 17, 2004) |
| 10.10 | Rockville Bank Supplemental Executive Retirement Plan as amended and restated effective December 31, 2007 (incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K filed for Rockville Financial, Inc. filed on December 18, 2007) |
| 10.11 | Rockville Financial, Inc. 2006 Stock Incentive Award Plan (incorporated herein by reference to Appendix B in the Definitive Proxy Statement on Form 14A for Rockville Financial, Inc. filed on July 3, 2006) |
| 14 | Rockville Financial, Inc., Rockville Bank, Standards of Conduct Policy - Employees (incorporated herein by reference to Exhibit 14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007 filed on March 17, 2008) |
| 21 | Subsidiaries of Rockville Financial, Inc. and Rockville Bank filed herewith. |
| 23 | Consent of Independent Registered Public Accounting Firm filed herewith. |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of the Chief Executive Officer filed herewith. |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of the Chief Financial Officer filed herewith. |
| 32.0 | Section 1350 Certification of the Chief Executive Officer and Chief Financial Officer attached hereto. |

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rockville Financial, Inc.

By: /s/ William J. McGurk
William J. McGurk
President, Chief Executive Officer
and Director

and

By: /s/ John T. Lund
John T. Lund
Senior Vice President, Chief
Financial Officer and Treasurer

Date: March 11, 2009

Pursuant to the requirements of the Securities Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ William J. McGurk<br>William J. McGurk | President, Chief Executive Officer and Director<br>(*Principal Executive Officer*) | March 11, 2009 |
| /s/ John T. Lund<br>John T. Lund | Senior Vice President, Chief Financial Officer and Treasurer<br>(*Principal Financial and Accounting Officer*) | March 11, 2009 |
| /s/ Michael A. Bars<br>Michael A. Bars | Vice Chairman | March 11, 2009 |
| C. Perry Chilberg | Director | |
| /s/ David A. Engelson<br>David A. Engelson | Director | March 11,2009 |
| /s/ Pamela J. Guenard<br>Pamela J. Guenard | Director | March 11, 2009 |
| /s/ Joseph F. Jeamel, Jr.<br>Joseph F. Jeamel, Jr. | Executive Vice President and Director | March 11, 2009 |
| /s/ Raymond H. Lefurge, Jr.<br>Raymond H. Lefurge, Jr. | Chairman | March 11, 2009 |
| /s/ Stuart E. Magdefrau<br>Stuart E. Magdefrau | Director | March 11, 2009 |
| /s/ Thomas S. Mason<br>Thomas S. Mason | Director | March 11, 2009 |
| /s/ Peter F. Olson<br>Peter F. Olson | Director | March 11, 2009 |

| | | |
|---|---|---|
| /s/ Rosemarie Novello Papa<br>Rosemarie Novello Papa | Director | March 11, 2009 |
| /s/ Richard M. Tkacz<br>Richard M. Tkacz | Director | March 11, 2009 |

(This page was left blank intentionally.)

# Governance

## Board of Directors, Corporators & Honorary Directors

Raymond H. Lefurge, Jr.
Michael A. Bars
William J. McGurk
Perry Chilberg
David A. Engelson
Pamela J. Guenard
Joseph F. Jeamel, Jr.
Stuart E. Magdefrau
Thomas S. Mason
Peter F. Olson
Rosemarie N. Papa
Richard M. Tkacz

*The above Directors are also Corporators*

Nathan G. Agostinelli
Kenneth Alleyne
Mark R. Barzottini
James O. Berry
Brian E. Bolles
Frank Borysevicz
Susan R. Breslau
Ben Castonguay
Thomasina Clemons
Elwood A. Clifford
Cecile M. Decker
Charles J. DeSimone, Jr.
Harvey A. Desruisseaux
Richard G. Dimock
Stanley Falkenstein
Janet Gallugi
Thomas J. Gardiner
Gena D. Glickman
Jeffrey Glickman
Carole Guttman
Peter S. Harris
Kristen A. Johnson
Katherine P. Kentfield
Albert J. Kerkin, Jr.
Linda Klein
Eric L. Kloter
Mark K. Leighton
Joan A. Lewis
Rudolph Luginbuhl
Michael B. Lynch, Jr.
Bruce Maneeley
Chester C. McGurk
Martha N. McLeod
David W. Miner
William R. Morande, Sr.
Kevin G. Murphy
David M. Olender
John R. Olender, Jr.
Lillian Ortiz
Julie T. Paolino
Cary N. Prague
Wayne L. Reynolds
Rudolf M. Rossmy
Kevin J. Ryan
Eric Santini, Jr.
Nunzio J. Scata
L. Thomas Scranton
Timothy R. Scussel
Nicholas F. Serignese
Dennis R. Shea
Paul J. Sheridan
Sir Barry Simons
Roy Smith, Jr.
Louis A. Spadaccini
Betty R. Sullivan
Kevin Sullivan, Jr.
Christine P. Tiziani
Lawrence P. Tracey, Jr.
Robert D. Turkington
Gary K. Tyler
Francis S. Wamester
Marilyn J. Ward
Peter Welti
Keith J. Wolff

## Honorary Corporators

Nelson R. Gottier
Jeannette Lesperance
Stephen C. Marcham
Dennis Silva
Frederick S. Winkley

## Advisory Boards

Colchester Branch
Joseph A. Broder
James P. Noel
Adam L. Schwartz

Coventry Branch
Barbara Barry
Louise C. England
John T. Howat
Mark C. Lavitt
David W. Miner
Keith A. Ward

East Windsor Branch
Michael W. Helechu
Kristen A. Johnson
Savas Karagiannis
George St. Georges

East Windsor Big Y Branch
Rene E. Dupuis
Peter S. Harris
James C. Richards
Paul J. Sheridan
Lorette R. Starr

Ellington Branch
Richard G. Dimock
Paul F. Ferruolo
Jeffrey Gerber
Pamela J. Guenard
Dean W. Kloter
Michael R. Sharon

Enfield Branch
Raymond M. Aiken
Jordan Chatis
Robert D'Alessandro
Ronald G. Marcotte, Sr.
Robert A. Pfeifer
Lawrence P. Tracey, Jr.

Enfield Big Y Branch
Christine V. Casey
Joseph E. Fallon
Martha N. McLeod
Margaret F. Patefield
Theodore J. Plamondon, Jr.
Sandra Zukowski

Enfield Street Branch
James Lagana
Julie Poon Lai
Qing Lin Mack
Charles M. Parakilas
Matthew Porcello
Carl Sferrazza
William Slattery
Dean Wern

Glastonbury Branch
Kevin Flanagan
Patricia V. Hale
Leslie R. Kenny
Paul Melocowsky
Kevin G. Murphy

Manchester Big Y Branch
Ronald J. Albert
Arnold H. Holmes
Wallace J. Irish, Jr.
Leonard Jacobs
Anne L. Miller
William R. Morande, Sr.
Betty R. Sullivan
James Williams

Manchester Broad Street Branch
Nathan G. Agostinelli
Frederick C. Bauer
Joseph V. Camposeo
Robert F. Choutka, Jr.
Stanley Falkenstein
Joel E. Janenda
Robert E. Pagani
Nicholas F. Serignese

Manchester North Main Street Branch
James O. Berry
Teodoro Marena
Louis A. Spadaccini

Rockville Park Street Branch
Stephen A. Bazzano
Katherine P. Kentfield
Eric L. Kloter
Mark D. Leighton
Mary E. Moriarty
Philip Pietras
Mary Wheeler

Somers Branch
Carmela C. Brennan
Elwood A. Clifford
Judy Cox
John J. Hartley
Thomas Mazzoli
John R. Moak
Ronald J. Trevena

South Glastonbury Branch
Patricia S. Beckett
David C. Boggini
Edward Draghi, Jr.
Thomas J. Gardiner
Julie Schnatz Rybeck

South Windsor Ellington Road Branch
Kenneth J. Boynton
Andre K. Charbonneau
Mark R. Milkie
David Neuhaus
Cary N. Prague
Thomas R. Steben
Beverley Wolf

South Windsor Sullivan Avenue Branch
Cecile M. Decker
Kristen Dragone
Cate Evans
Bruce Maneeley
Chandra K. Sacheti

Suffield Branch
Peter L. Coombs
Joseph W. Flynn
William J. Garrity
Astrid T. Hanzalek
Paul J. Pace
Timothy R. Scussel

Tolland Branch
Richard P. Deneen
Linda Klein
John C. Littell
Eric Person
Americo Rodrigues
April C. Teveris

Vernon Lafayette Branch
Stephan M. Amedy
Drew M. Crandall
Stephen Leibowitz
Joan L. McDonald
Mary Jo Myslinski
Lucienne R. L. Pinto
Gary P. Ruchin
Sir Barry Simons

Vernon Branch
Harvey A. Desruisseaux
Carole Guttman
James L. Kenny
Matthew Riley
Robert D. Turkington
Frederick S. Winkley
Keith J. Wolff

# ROCKVILLE FINANCIAL, INC.

**Stock Listing**
Ticker Symbol: RCKB
Web site: www.nasdaq.com

**Shareholder Services Agent**
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
(800) 368-5948
www.rtco.com

**Independent Registered Public Accounting Firm**
2008: Deloitte & Touche, LLP
Hartford, Connecticut
2009: Wolf & Company, P.C.
Springfield, Massachusetts

**Corporate Counsel**
Hinckley, Allen & Snyder, LLP
Hartford, Connecticut

**Shareholder Contact**
Marliese L. Shaw
Rockville Bank
25 Park Street
Rockville, CT 06066
(860) 291-3600

**Investor Information**
Copies of reports filed with the Securities and Exchange Commission are available without charge through the Internet at www.sec.gov.

**The exhibits to the Rockville Financial, Inc. Annual Report on Form 10-K, which is part of this report, and as filed with the Securities and Exchange Commission, are listed in the exhibit index of the Form 10-K, and a copy of those exhibits is available without charge by written request to the shareholder contact above, or through the SEC Web site referenced above.**

**Executive Offices**
1645 Ellington Road
South Windsor, CT 06074
(860) 291-3600

**Officers**
William J. McGurk
*President and Chief Executive Officer*

Joseph F. Jeamel, Jr.
*Chief Operating Officer*

John T. Lund
*Senior Vice President, Chief Financial Officer and Treasurer*

Judy L. Keppner
*Corporate Secretary*

Who We Are



Concept & Design: by Laurie A. Rosner, Senior Vice President & Marketing Officer, Rockville Bank Photography: by Alan Grant, North Granby, CT

# Employee Pledge

Acelin, Bethanne
Agruso, Jacquelyn
Ahern, Megan
Amagliani, Susan B.
Anastasio, David
Anderson, Ashley
Anderson, Marisol T.
Andrusis, Scott A.
Arruda, Brittany P.
Aukerman, Deborah K.
Ayaz, Mohammad
Ayaz, Noshina
Bajjo, Kristen N.
Baldoni, Andrea L.
Banks, Kelly M.
Banning, Tonya L.
Barnhart, John R.
Beauregard, Heather L.
Bellemore, Susan P.
Benson, Barbara A.
Berrios, Marta
Berryman, Matthew R.
Bizon, Brian A.
Black, Tabatha L.
Bonta, Keri L.
Bouchard, Kaytee L.
Bowden, Kay Ann
Bowen, Mary-Anne
Brooks, Laurie A.
Brown Jr., Charles A.
Brown, Oliver I.
Brunelle, Mary E.
Bryant, Karen J.
Buchholz, Christopher
Burk, Diane
Burwood, Toni
Buttar, Rajinder K.
Bysko, Jennifer J.
Capece, Diana
Casey, Robert B.
Cebelius, John H.
Chamberlin, Tina L.
Chatchaisucha, Napinda
Cheney, Richard O.
Chiappe, Oriana M.
Clarke, William P.
Cole, Stacee A.
Costello, Deborah
Cowie-Rowley, Karina
Czeremcha, Beth
Da Costa, Cheryl A.
Delorge, Deanna A.
Demonstranti, Amanda L.
Demore, William G.
Depeau, Stacey J.
Deshmukh, Radhika
Desjardins, Tammy E.
DiChiara, Richard C.
Dubaldo, Dominic A.
Dube, Kathryn H.
Duncan, Sherrie
Elderkin, Frennie S.
Farnham, Nancy S.
Fasolo, Michelle M.
Fazzino, Marianne K.
Ferranti, Scott
Finley, Jennifer
Fitzgerald, Ryan H.
Fleming, Denise
Fontanez, Beatriz
Gagne, Lynn
Gagner, Amanda M.
Giglio, Juanita
Gomes, Anabela
Grasso, Sara M.
Gregan, Robert C.
Griffiths, Bonnie-Lou
Haefner, Amanda L.
Hallett, David J.
Harland, Alison R.
Harrigan, Susan Rose
Haslam, Niki
Hills, Kimberly S.
Hope, Yazmin B.
Howard, Monica L.
Husereau, Marisa A.
Iversen, Lauren E.
Javaid, Shazia
Jeamel Jr, Joseph F.
Jellinek, Maureen L.
Jensen, Jennifer
Jezek, Kenneth A.
Johnson, J. Thomas
Jones, Andrea J.
Jones, Jennifer
Jones, Sandra
Kallajian, Sarah T.
Kamais, Althea
Keen, Kelly A.
Keeney, Mary
Kenyon, Marylou
Keppner, Judy L.
Kienholz, Erin L.
Klein, Andrew J.
Kolano, Deborah L.
Kolodziej, Urszula
Kozloski, Jonathan E.
Kucia, Mark A.
Kukucka, Deborah A.
Lauretti, Melissa
Lester, Kerensa
Levick, Angela M.
Liegl, Victoria L.
Lorenson, Christopher
Lund, John
Macrina, Mark
Malloy, Richard M.
Maloney, Michael
Maloney, Susan
Marantz, Steven M.
Marquardt, Marybeth S.
Martin, Sonja J.
Martinez, Michele M.
Maskill, Sarah
Matthews, Malcolm
Maynes, Stephanie M.
McClure, Jason R.
McConnell, Anne A. R.
McGurk, William J.
Medolli, Oljeda Amy
Metivier, Jennifer L.
Millane Sr., Sean M.
Mistry, Janki I.
Mitterholzer, Paula
Mohanty, Anindita
Molinari, Jessica
Molinari, Sarah
Moon, Nancy C.
Morales-Johnson, Marie
Moran, Janet Z.
Murray, Lisa K.
Myshrall, Nancy L.
Negron, LeeAnne
Niemann, Beverly A.
Noble, Shayna
Nurisso, George A.
Packer, Finuala B.
Palmberg, Dana
Pantoja, Maira
Pare, Michael A.
Parker, Laura Elizabeth
Pelletier, Jennifer M.
Peltier, Leah M.
Peterson, Jenna S.
Pitruzzello, Solidea A.
Podd, Elizabeth A.
Pompei, Catherine
Previtali, Alan D.
Provost, Frances E.
Raia, Heather L.
Ravetto, Amanda R.
Ray, Ratna
Reale, Gwen M.
Roach, Amy L.
Rogers, Teresa M.
Root, Alicia S.
Rose, Wendy B
Rosner, Laurie A.
Rothe, Sarah A.
Royce, David C.
Rozanski Ruppert, Kimberly
Russell, Melanie R.
Samartino, Donald C.
Saytanides, Linda B.
Schiller, Kathy
Sharma, Krishna
Shaw, Brittany A.
Shaw, Kelly D.
Shaw, Marliese L.
Shlosser, Nicole R.
Simmons, Charlotte R.
Simmons, Monique
Singer, Jennifer L.
Skinner, Stephanie
Skladnowski, Eugene W.
Skoglund, Frances A.
Smith, Joann M.
Spallacci, Carol A.
Spellacy, Susan
Spirko, Joseph P.
Stanley, Wayne L.
Statoulas, Nicholas J.
Stavens, Kathleen A.
Steffano, Lisa M.
Stone, Michelle D.
Stramel, Dori R.
Svendsen, Kathleen M.
Sweeney, Carol A.
Syphers, Jillian M.
Szatkowski, Ursula
Tarascio, Thomas
Tashea, Amanda P.
Tavernier, Gerald
Tehan, Karen I.
Tendrich, Rebecca L.
Thibodeau, Karen
Tomasso, Suzanne R.
Trachimowicz, Richard
Trench, Shannon
Trent, Jennifer E.
Trice, J. Scott
Troutman, Richard
Tuthill, Dorothy
Venditto, Richard C.
Villanova, Pamela R.
Vono, Givanina
Wachter, Ashley J.
Wadsworth, R. Joseph
Watkins, Tywan
White, Darlene S.
Wilcox Jr., William P.
Wintress, Douglass
Woolley, Amanda D.
Xiong, Narjis
Zakowich, Ellen G.
Zukowski, Tara L.

*Vision Statement:*
*Building Tomorrow's Relationships Today.*

# *Celebrating 150 Years of Service...1858 ~ 2008*

Since 1858

www.rockvillebank.com



10 Local Residents were honored for community service by Rockville Bank with *"RockSolid Citizens"* Awards. Standing (left to right): Paul Scheid; Kathy Veronesi; Cheryl Trudon; Armanda Albizu; Officer Bryan Nolan; and Jayvanti Mistry. Seated (left to right): Ellen Burke; Nicholas Reyna; Jean Alcorn; and Connor Bailey.


1858
2008
150
YEARS

Local residents win top prizes in the Rockville Bank *"150 Years and Still Cooking"* recipe contest (all of their prepared dishes were featured along with over 135 recipies in a special anniversary cookbook.) Proceeds from sales were donated to local area food banks.



Rockville Bank employees honored by their peers. The 2008 Rockville Bank employee recognition award honorees: Seated (left to right): Denise Fleming; Angela Levick; and Lynn Gagne. Standing (left to right): Susan Spellacy; Betty Fontanez; Beth Czeremcha; Karen Tehan; and Tywan Watkins.



Our 150th anniversary float was designed by our staff. It appeared in 7 area parades and 10 community days throughout 2008. As the float went down local main streets, with it's jingle blaring, people screamed, Hey, *"That's My Bank!SM"*


ROCKVILLE BANK
That's My Bank!
GRAND OPENING

At our new "Green" branch in Manchester Grand Opening celebration, $4,000 was donated to local causes.



The official opening of the Rockville Bank Park and brick walkway at The Promenade Shops at Evergreen Walk in South Windsor was held on June 18, 2008, to commemorate our 150th anniversary eve.

*"Never underestimate the power of a caring attitude. That's what you'll get from our independent community bank... serving your financial needs."*

(860) 291-3600
Connecting All Offices

(800) 871-1859
Calls outside of the local area